1933 Act File No.: 333-273281

1940 Act File No.: 811-21429

CIK No.: 1962803

Securities and Exchange Commission

Washington, D.C. 20549

Amendment No. 1

to

REGISTRATION STATEMENT

ON

Form S-6

For Registration under the Securities Act

of 1933 of Securities of Unit Investment

Trusts Registered on Form N-8B-2

A.	Exact name of trust:	SmartTrust 631

B.	Name of depositor:	Hennion & Walsh, Inc.

C.	Complete address of depositor’s principal executive offices:

Hennion & Walsh, Inc.
2001 Route 46, Waterview Plaza

Parsippany, New Jersey 07054

D.	Name and complete address of agent for service:

With a copy to:

Kevin D. Mahn	Scott R. Anderson
Hennion & Walsh, Inc.	Chapman and Cutler LLP
2001 Route 46, Waterview Plaza	320 South Canal Street, 27th Floor
Parsippany, New Jersey 07054	Chicago, Illinois 60606

E.	Title of securities being registered: Units of undivided beneficial interest

F.	Approximate date of proposed public offering:

As Soon As Practicable After The Effective Date Of The Registration Statement

☒	Check box if it is proposed that this filing will become effective on October 26, 2023 at 10:00 a.m. pursuant to Rule 487.

ARGUS DIVIDEND GROWERS
TOTAL RETURN TRUST,
SERIES 38

DEFENSIVE 50 EQUITIES TRUST,
SERIES 37

DORSEY WRIGHT®
INTERNATIONAL MOMENTUM TRUST,
SERIES 33

MORNINGSTAR DIVIDEND
YIELD SELECT TRUST,
SERIES 27

SMART TEN TRUST, SERIES 34

(SMARTTRUST 631)

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

PROSPECTUS DATED: October 26, 2023

No person is authorized to give any information or to make any representations with respect to your trust not contained in this prospectus. Your trust is registered as a unit investment trust under the Investment Company Act of 1940. Such registration does not imply that your trust or any of its units have been guaranteed, sponsored, recommended or approved by the United States or any state or any agency or officer thereof. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

ARGUS DIVIDEND GROWERS TOTAL RETURN TRUST

INVESTMENT OBJECTIVE. The trust seeks to provide investors with the possibility of above-average total return (a total return that exceeds that of the S&P 500 Index over the life of the trust). Total return may include capital appreciation and dividend income. There is no guarantee that the investment objective of the trust will be achieved.

PRINCIPAL INVESTMENT STRATEGY. The trust seeks to achieve its objective through investment in equity securities of domestic and/or foreign companies. The portfolio was selected by Argus Investors’ Counsel, Inc., the portfolio consultant. The portfolio consultant selected the portfolio from equity securities of the approximately 400 companies included within the “Universe of Coverage” of its affiliate, Argus Research Company. The Universe of Coverage is drawn from the S&P 1500 Index. To get to the final, diversified Universe of Coverage, Argus Research Company starts with the S&P 100 Index and then targets companies its analysts think can eventually move into the S&P 100 Index as they innovate, grow and draw investor attention. Companies selected for the Universe of Coverage pass screens on growth, financial strength, risk and quality of management. The portfolio consultant then eliminates all securities that do not have 1-, 3-, or 5-year compound annual dividend growth rates of 10% or greater. Of the remaining securities, the portfolio consultant then eliminates any security that does not have a current “Buy” rating from Argus Research Company. A “Buy” rating means that Argus Research Company estimates a security to deliver a risk-adjusted return that beats the S&P 500 Index over the next 12 months. Of the remaining securities, the portfolio consultant selects the final portfolio after considering the potential sustainability of maintaining the Argus Research Company’s “Buy” rating and making adjustments for sector diversification. If less than 30 securities are remaining, the 30 securities that most closely meet the selection criteria in the opinion of the portfolio consultant are retained. The selected securities are then weighted approximately equally to create the portfolio. The trust may hold securities of companies located in emerging markets and/or may invest in companies with smaller market capitalizations.

PRINCIPAL RISK CONSIDERATIONS. Unitholders can lose money by investing in this trust. An investment in units of the trust should be made with an understanding of the risks related to the trust, such as the following:

•Security prices will fluctuate. The value of your investment may fall over time. Market values of securities held by the trust may fluctuate in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, adverse events impacting a particular industry or sector and/or significant events impacting the entire securities market. The complete economic impacts of the novel form of coronavirus disease first detected in 2019 (“COVID-19”) are not fully known. Although vaccines have been developed and approved for use by various governments, there is no guarantee that vaccines will be effective against emerging variants of the disease. The COVID-19 pandemic, or any future public health crisis, is impossible to predict and could result in adverse market conditions which may negatively impact the performance of the securities in the portfolio and the trust.

•The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.

•An issuer may be unwilling or unable to declare dividends in the future or may reduce the level of dividends declared. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. The COVID-19 pandemic, or any future public health crisis, may adversely impact a company’s willingness or ability to pay dividends in the future or may reduce the level of dividends declared.

• The trust is considered to be concentrated in securities issued by companies in the information technology sector. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment. General risks of companies in the information technology sector include rapidly changing technologies, short product life cycles, frequent introduction of new or enhanced products, the impacts of existing and changing government regulations, and the loss of patent and other intellectual property protections.

•The trust is not actively managed. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.

THE PORTFOLIO CONSULTANT. Argus Investors’ Counsel, Inc. is the asset management arm of The Argus Research Group, Inc. and provides equity investment management services for institutional investors, registered funds and private investors. Clients include corporations, public and private pension funds, Taft Hartley organizations, foundations, endowments, and high net-worth individuals. The history of Argus dates back to 1934, with the founding of Argus Research Corporation, one of the first firms to provide independent research and analysis on U.S. equities to the professional market. Argus Investors’ Counsel was founded in 1960.

ESSENTIAL INFORMATION

Unit Price on Initial Date of Deposit: $10.00

Initial Date of Deposit: October 26, 2023

Mandatory Termination Date: February 4, 2025

Record Dates: 10th day of each month, commencing November 2023

Distribution Dates: 25th day of each month, commencing November 2023

Standard CUSIP Numbers:Cash: 83207N106

Reinvestment: 83207N114

Fee Based CUSIP Numbers:Cash: 83207N122

Reinvestment: 83207N130

Ticker Symbol: STARLX

Minimum Investment: $1,000/100 units (may vary by selling firm)

Tax Status: Regulated Investment Company

FEE TABLE

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

Unitholder Transaction Expenses (fees paid directly from your investment)*	As a % of Initial Unit Price	Amounts per 100 Units
Initial Sales Charge	0.00%	$0.00
Deferred Sales Charge	1.35	13.50
Creation & Development Fee	0.50	5.00
Maximum Sales Charge	1.85%	$18.50
Estimated Organization Costs#	0.493%	$4.93

Estimated Annual Operating Expenses (expenses deducted from trust assets)	As a % of Net Assets	Amounts per 100 Units
Trustee Fee	0.108%	$1.05
Supervisor Fee	0.036	0.35
Other Operating Expenses	0.040	0.39
Total	0.184%	$1.79

Example	Cumulative Expenses Paid for Period:
	1 year	3 years	5 years	10 years
This example helps you compare the cost of this trust with other unit investment trusts and mutual funds. The example assumes that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust. The example also assumes that you roll your investment into the next available series of the trust every 15 months (if one is offered) when the current trust terminates subject to a maximum sales charge of 1.85%	$252	$775	$1,077	$2,316

*The sales charge has both an initial and a deferred component. The initial sales charge is paid at the time of purchase and is the difference between the total sales charge (maximum of 1.85% of the public offering price) and the sum of the remaining deferred sales charge and the total creation and development fee. The initial sales charge will be approximately 0% of the public offering price per unit depending on the public offering price per unit. The deferred sales charge is fixed at $0.135 per unit and is paid in three monthly installments beginning on February 20, 2024. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period. The creation and development fee is only assessed to units outstanding at the end of the initial offering period. When the public offering price per unit is less than or equal to $10, you will not pay an initial sales charge. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales charge. If you redeem or sell your units prior to collection of the total deferred sales charge, you will pay any remaining deferred sales charge upon redemption or sale of your units. If you purchase units after the last deferred sales charge payment has been assessed, the secondary market sales charge is equal to 1.85% of the public offering price per unit and does not include deferred payments.

#Estimated organization costs include the portfolio consultant’s security selection fee of 0.15%.

ARGUS DIVIDEND GROWERS TOTAL RETURN TRUST,
SERIES 38
(SMARTTRUST 631)

PORTFOLIO OF INVESTMENTS

AS OF October 26, 2023

Number of Shares	Name of Issuer (1)	Ticker Symbol	Percentage of the Trust (2)	Market Value per Share (3)	Cost of Securities to the Trust (3)
EQUITY SECURITIES — 100.00%
Consumer Discretionary — 6.64%
41	The TJX Companies, Inc.	TJX	3.31%	$88.95	$3,647
24	Williams-Sonoma, Inc.	WSM	3.33	152.77	3,667
Consumer Staples — 3.50%
7	Costco Wholesale Corporation	COST	3.50	549.99	3,850
Energy — 3.34%
65	Schlumberger Limited (4)	SLB	3.34	56.62	3,680
Financials — 20.06%
25	American Express Company	AXP	3.26	143.52	3,588
17	CME Group Inc.	CME	3.29	214.08	3,639
12	Moody's Corporation	MCO	3.42	314.26	3,771
51	Morgan Stanley	MS	3.31	71.40	3,641
40	Raymond James Financial, Inc.	RJF	3.34	91.83	3,673
16	Visa Inc.	V	3.44	236.85	3,790
Health Care — 13.06%
13	Amgen Inc.	AMGN	3.21	272.16	3,538
6	Eli Lilly and Company	LLY	3.19	586.46	3,519
8	McKesson Corporation	MCK	3.29	453.00	3,624
7	UnitedHealth Group Incorporated	UNH	3.37	530.21	3,712
Industrials — 23.32%
17	Automatic Data Processing, Inc.	ADP	3.37	218.33	3,712
7	Cintas Corporation	CTAS	3.19	501.51	3,511
64	Fastenal Company	FAST	3.32	57.08	3,653
28	Jacobs Solutions Inc.	J	3.38	132.80	3,718
10	Old Dominion Freight Line, Inc.	ODFL	3.37	371.01	3,710
10	Parker-Hannifin Corporation	PH	3.34	367.52	3,675
20	Trane Technologies plc (4)	TT	3.35	184.42	3,688
Information Technology — 26.70%
23	Analog Devices, Inc.	ADI	3.34	159.79	3,675
26	Badger Meter, Inc.	BMI	3.24	137.15	3,566
4	Broadcom Inc.	AVGO	3.09	849.63	3,399
8	Intuit Inc.	INTU	3.51	483.03	3,864
51	Microchip Technology Incorporated	MCHP	3.31	71.38	3,640
11	Microsoft Corporation	MSFT	3.40	340.67	3,747
13	Motorola Solutions, Inc.	MSI	3.31	280.51	3,647
8	Roper Technologies, Inc.	ROP	3.50	481.21	3,850
Materials — 3.38%
25	Packaging Corporation of America	PKG	3.38	148.88	3,722
			100.00%		$110,116

See Notes to Portfolio of Investments.

NOTES TO PORTFOLIO OF INVESTMENTS

(1)All securities are represented by contracts to purchase such securities. Contracts to purchase the securities were entered into on October 25, 2023. All such contracts are expected to be settled on or about the first settlement date of the trust, which is expected to be October 30, 2023.

(2)Based on the cost of the securities to the trust.

(3)Accounting Standards Codification 820, “Fair Value Measurements” establishes a framework for measuring fair value and expands disclosure about fair value measurements in financial statements for the trust. The framework under the standard is comprised of a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the trust has the ability to access as of the measurement date.

Level 2: Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the trust’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing those securities.

Changes in valuation techniques may result in transfers in or out of an investment’s assigned level as described above.

The following table summarizes the trust’s investments as of the trust’s inception, based on inputs used to value them:

	Level 1	Level 2	Level 3
Equity Securities	$110,116	$—	$—
Total	$110,116	$—	$—

The cost of securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $110,116 and $(0), respectively.

(4)This is a security issued by a foreign company. Equity securities comprise approximately 100% of the investments in the trust, broken down by country of organization as set forth below:

Curaçao	3.34%
Ireland	3.35%
United States	93.31%

(5) This is a non-income producing security.

DEFENSIVE 50 EQUITIES TRUST

INVESTMENT OBJECTIVE. The trust seeks to provide total return potential in an environment where the stock market may experience a pullback in prices during the life of the trust. Total return may include capital appreciation and dividend income. There is no guarantee that the investment objective of the trust will be achieved.

PRINCIPAL INVESTMENT STRATEGY. The trust intends to pursue its objective through investments in equity securities of 50 companies from the Standard & Poor’s (“S&P”) 500 Index.

The sponsor conducted a study of U.S. stock market “pullbacks” that occurred in single calendar months over the period of December 31, 1990 through September 29, 2023 using the S&P 500 Index as a proxy for the market. Generally, a stock market “pullback” is defined as a decline in stock valuations between 5-10%, a stock market “correction” is defined as a decline in stock valuations between 10-20% and a stock market “crash” is defined as a decline in stock valuations over 20%. In studying each calendar month in the period, the sponsor found that a “pullback” occurred in 32 separate calendar months in this period based on total returns using closing market prices on each applicable day.

In an effort to identify stocks that might outperform if the U.S. stock market experiences a pullback during the trust’s life, the sponsor selected the 50 stocks from the S&P 500 Index it believed most closely fit the following criteria and aligned with the trust’s objective:

•the stock outperformed the S&P 500 Index by at least 5% in at least 16 of the 32 pullback months

•the stock does not have any negative 1, 3, 5, 10 or 15 year annualized total returns as of September 29, 2023

•the stock has a current dividend yield

•the stock has a 2-year beta of less than 1.00 (a beta of less than 1 indicates that a security has exhibited less volatility than the broader market over the applicable period)

The sponsor considered these factors along with analyst ratings as it selected the final 50 stocks for the portfolio. In selecting the securities, the sponsor sought to select companies that not only had a history of weathering previous pullbacks but also performed well coming out of those pullbacks by achieving solid longer term total returns. The sponsor also sought to identify companies that currently paid dividends and had potential to be less volatile than the market in general. The sponsor sought to select securities that met at least a majority (i.e., three out of four) of the criteria, however the portfolio securities selected by the sponsor do not necessarily meet all, or even a majority, of the above criteria. The S&P 500 Index includes 500 companies in leading industries of the U.S. economy, covering approximately 80% of available market capitalization.

The sponsor sought to allocate the weightings of each security approximately equally as of the trust’s inception. The weightings will vary thereafter in accordance with fluctuations in stock prices.

It is a fundamental policy of the trust that, under normal circumstances, at least 80% of the value of the trust’s assets will be invested in equity securities. The sponsor used no market capitalization policy in selecting the securities. The trust “concentrates” in a sector when securities in a particular sector make up 25% or more of the portfolio. As of the trust’s inception, the trust is concentrated in securities issued by companies in the utilities sector.

PRINCIPAL RISK CONSIDERATIONS. Unitholders can lose money by investing in this trust. An investment in units of the trust should be made with an understanding of the risks related to the trust, such as the following:

•Security prices will fluctuate. The value of your investment may fall over time. Market values of securities held by the trust may fluctuate in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, adverse events impacting a particular industry or sector and/or significant events impacting the entire securities market. The complete economic impacts of the novel form of coronavirus disease first detected in 2019 (“COVID-19”) are not fully known. Although vaccines have been developed and approved for use by various governments, there is no guarantee that vaccines will be effective against emerging variants of the disease. The COVID-19 pandemic, or any future public health crisis, is impossible to predict and could result in adverse market conditions which may negatively impact the performance of the securities in the portfolio and the trust.

•The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period. Securities selected by the sponsor may not perform as expected during a “pullback.”

•An issuer may be unwilling or unable to declare dividends in the future or may reduce the level of dividends declared.  This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. The COVID-19 pandemic, or any future public health crisis, may adversely impact a company’s willingness or ability to pay dividends in the future or may reduce the level of dividends declared.

•The trust is considered to be concentrated in securities issued by companies in the utilities sector. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment. General risks of companies in the utilities sector include increases in energy and other commodity prices, the impacts of existing and changing government regulations and the general state of the economy.

•The trust is not actively managed. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.

ESSENTIAL INFORMATION

Unit Price on Initial Date of Deposit: $10.00

Initial Date of Deposit: October 26, 2023

Mandatory Termination Date: February 4, 2025

Record Dates: 10th day of each month, commencing November 2023

Distribution Dates: 25th day of each month, commencing November 2023

Standard CUSIP Numbers:Cash: 83207N148

Reinvestment: 83207N155

Fee Based CUSIP Numbers:Cash: 83207N163

Reinvestment: 83207N171

Ticker Symbol: STDFKX

Minimum Investment: $1,000/100 units (may vary by selling firm)

Tax Status: Regulated Investment Company

FEE TABLE

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

Unitholder Transaction Expenses (fees paid directly from your investment)*	As a % of Initial Unit Price	Amounts per 100 Units
Initial Sales Charge	0.00%	$0.00
Deferred Sales Charge	1.35	13.50
Creation & Development Fee	0.50	5.00
Maximum Sales Charge	1.85%	$18.50
Estimated Organization Costs	0.408%	$4.08

Estimated Annual Operating Expenses (expenses deducted from trust assets)	As a % of Net Assets	Amounts per 100 Units
Trustee Fee	0.107%	$1.05
Supervisor Fee	0.036	0.35
Other Operating Expenses	0.064	0.63
Total	0.207%	$2.03

Example	Cumulative Expenses Paid for Period:
	1 year	3 years	5 years	10 years
This example helps you compare the cost of this trust with other unit investment trusts and mutual funds. The example assumes that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust. The example also assumes that you roll your investment into the next available series of the trust every 15 months (if one is offered) when the current trust terminates subject to a maximum sales charge of 1.85%	$246	$756	$1,055	$2,272

*The sales charge has both an initial and a deferred component. The initial sales charge is paid at the time of purchase and is the difference between the total sales charge (maximum of 1.85% of the public offering price) and the sum of the remaining deferred sales charge and the total creation and development fee. The initial sales charge will be approximately 0% of the public offering price per unit depending on the public offering price per unit. The deferred sales charge is fixed at $0.135 per unit and is paid in three monthly installments beginning on February 20, 2024. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period. The creation and development fee is only assessed to units outstanding at the end of the initial offering period. When the public offering price per unit is less than or equal to $10, you will not pay an initial sales charge. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales charge. If you redeem or sell your units prior to collection of the total deferred sales charge, you will pay any remaining deferred sales charge upon redemption or sale of your units. If you purchase units after the last deferred sales charge payment has been assessed, the secondary market sales charge is equal to 1.85% of the public offering price per unit and does not include deferred payments.

DEFENSIVE 50 EQUITIES TRUST,
SERIES 37
(SMARTTRUST 631)

PORTFOLIO OF INVESTMENTS

AS OF October 26, 2023

Number of Shares	Name of Issuer (1)	Ticker Symbol	Percentage of the Trust (2)	Market Value per Share (3)	Cost of Securities to the Trust (3)
EQUITY SECURITIES — 100.00%
Consumer Discretionary — 10.17%
1	AutoZone, Inc. (5)	AZO	2.20%	$2,436.12	$2,436
52	H&R Block, Inc.	HRB	1.98	42.06	2,187
31	PulteGroup, Inc.	PHM	1.99	71.02	2,202
19	Ross Stores, Inc.	ROST	1.99	115.54	2,195
25	The TJX Companies, Inc.	TJX	2.01	88.95	2,224
Consumer Staples — 23.88%
51	Altria Group, Inc.	MO	1.98	42.82	2,184
54	Campbell Soup Company	CPB	2.00	40.90	2,209
39	The Coca-Cola Company	KO	1.98	56.12	2,189
30	Colgate-Palmolive Company	CL	1.99	73.41	2,202
34	General Mills, Inc.	GIS	2.02	65.65	2,232
11	The Hershey Company	HSY	1.94	194.47	2,139
19	The J. M. Smucker Company	SJM	1.97	114.50	2,175
18	Kimberly-Clark Corporation	KMB	1.93	118.78	2,138
34	McCormick & Company, Incorporated	MKC	1.98	64.38	2,189
44	Monster Beverage Corporation (5)	MNST	1.99	50.08	2,203
15	The Procter & Gamble Company	PG	2.04	150.60	2,259
14	Walmart Inc.	WMT	2.06	162.76	2,279
Energy — 3.98%
20	Exxon Mobil Corporation	XOM	1.97	108.59	2,172
79	Marathon Oil Corporation	MRO	2.01	28.12	2,221
Financials — 1.96%
22	Cincinnati Financial Corporation	CINF	1.96	98.39	2,165
Health Care — 18.03%
44	Boston Scientific Corporation (5)	BSX	1.99	49.99	2,199
39	Bristol-Myers Squibb Company	BMY	2.00	56.61	2,208
24	Cardinal Health, Inc.	CAH	2.03	93.53	2,245
4	Eli Lilly and Company	LLY	2.12	586.46	2,346
4	Humana Inc.	HUM	1.89	522.77	2,091
15	Johnson & Johnson	JNJ	2.06	151.57	2,273
5	McKesson Corporation	MCK	2.05	453.00	2,265
21	Merck & Co., Inc.	MRK	1.97	103.63	2,176
4	UnitedHealth Group Incorporated	UNH	1.92	530.21	2,121

Number of Shares	Name of Issuer (1)	Ticker Symbol	Percentage of the Trust (2)	Market Value per Share (3)	Cost of Securities to the Trust (3)
EQUITY SECURITIES — (continued)
Industrials — 8.15%
5	Lockheed Martin Corporation	LMT	2.03%	$447.69	$2,238
5	Northrop Grumman Corporation	NOC	2.19	483.26	2,416
15	Republic Services, Inc.	RSG	2.00	147.58	2,214
13	Waste Management, Inc.	WM	1.93	164.07	2,133
Real Estate — 5.82%
10	Essex Property Trust, Inc.	ESS	1.90	210.26	2,103
9	Public Storage	PSA	1.94	237.99	2,142
53	Ventas, Inc.	VTR	1.98	41.32	2,190
Utilities — 28.01%
29	Ameren Corporation	AEE	2.02	76.85	2,229
29	American Electric Power Company, Inc.	AEP	1.98	75.36	2,185
25	Consolidated Edison, Inc.	ED	2.00	88.31	2,208
23	DTE Energy Company	DTE	2.04	97.94	2,253
25	Duke Energy Corporation	DUK	1.99	88.15	2,204
57	Exelon Corporation	EXC	2.01	39.00	2,223
62	FirstEnergy Corp.	FE	2.01	35.76	2,217
87	NiSource Inc.	NI	1.99	25.31	2,202
30	Pinnacle West Capital Corporation	PNW	2.02	74.37	2,231
91	PPL Corporation	PPL	2.01	24.38	2,219
36	Public Service Enterprise Group Incorporated	PEG	1.97	60.59	2,181
31	Sempra	SRE	1.97	70.17	2,175
33	The Southern Company	SO	1.99	66.61	2,198
27	WEC Energy Group, Inc.	WEC	2.01	82.32	2,223
			100.00%		$110,508

See Notes to Portfolio of Investments.

NOTES TO PORTFOLIO OF INVESTMENTS

(1)All securities are represented by contracts to purchase such securities. Contracts to purchase the securities were entered into on October 25, 2023. All such contracts are expected to be settled on or about the first settlement date of the trust, which is expected to be October 30, 2023.

(2)Based on the cost of the securities to the trust.

(3)Accounting Standards Codification 820, “Fair Value Measurements” establishes a framework for measuring fair value and expands disclosure about fair value measurements in financial statements for the trust. The framework under the standard is comprised of a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the trust has the ability to access as of the measurement date.

Level 2: Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the trust’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing those securities.

Changes in valuation techniques may result in transfers in or out of an investment’s assigned level as described above.

The following table summarizes the trust’s investments as of the trust’s inception, based on inputs used to value them:

	Level 1	Level 2	Level 3
Equity Securities	$110,508	$—	$—
Total	$110,508	$—	$—

The cost of securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $110,508 and $(0), respectively.

(4) This is a security issued by a foreign company.

(5)This is a non-income producing security.

DORSEY WRIGHT® INTERNATIONAL MOMENTUM TRUST

INVESTMENT OBJECTIVE. The trust seeks to provide investors with the possibility of capital appreciation. There is no guarantee that the investment objective of the trust will be achieved.

PRINCIPAL INVESTMENT STRATEGY. The trust seeks to achieve its objective through investment in a portfolio primarily consisting of equity securities of foreign companies. The portfolio was selected by Dorsey, Wright & Associates, LLC, the portfolio consultant, based primarily on relative strength (momentum). A relative strength strategy measures each security’s market price performance compared to a broad market benchmark or the other securities in the investment universe. The strategy identifies securities that outperformed the broad market and other stocks in the investment universe on an intermediate term basis (approximately 6-12 months). Over time, a relative strength or momentum strategy looks for those intermediate term outperformance trends to continue in the future. The portfolio consultant gives each security in the universe a unique relative strength score that is based off of objective price movements and does not rely on forecasting or subjective research.

In selecting the portfolio, the portfolio consultant began with a universe of stocks of companies domiciled outside the U.S. according to FactSet, which trade on a U.S. securities exchange either directly or as American Depositary Receipts (“ADRs”) or similar receipts. From that universe, the portfolio consultant selected the strongest 50 securities based on its relative strength rankings subject to macro sector constraints. The overall portfolio targets sector exposure similar to that of the potential investment universe of ADRs or other similar receipts and foreign companies traded on U.S. securities exchanges. The 50 selected securities are then weighted approximately equally to create the portfolio. The trust may invest in securities of companies in developed, emerging and/or frontier markets. Emerging markets are generally defined as countries in the initial states of their industrialization cycles with low per capita income. Frontier market countries are those emerging market countries that are considered to be among the smallest, least mature and least liquid.

Under normal market conditions, the trust will invest at least 40% of its assets in securities of foreign issuers, including ADRs and other depositary receipts, in at least three different countries. For this purpose, foreign issuers include issuers (1) organized outside of the U.S., (2) with headquarters or principal places of business located outside the U.S. or (3) doing a substantial amount of business outside the U.S. (either 50% or more of the issuer’s assets are located outside the U.S. or 50% or more of the issuer’s revenues are derived outside the U.S.). The trust may hold securities of companies with smaller market capitalizations.

PRINCIPAL RISK CONSIDERATIONS. Unitholders can lose money by investing in this trust. An investment in units of the trust should be made with an understanding of the risks related to the trust, such as the following:

•Security prices will fluctuate. The value of your investment may fall over time. Market values of securities held by the trust may fluctuate in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, adverse events impacting a particular industry or sector and/or significant events impacting the entire securities market. The complete economic impacts of the novel form of coronavirus disease first detected in 2019 (“COVID-19”) are not fully known.

Although vaccines have been developed and approved for use by various governments, there is no guarantee that vaccines will be effective against emerging variants of the disease. The COVID-19 pandemic, or any future public health crisis, is impossible to predict and could result in adverse market conditions which may negatively impact the performance of the securities in the portfolio and the trust.

•The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.

•An issuer may be unwilling or unable to declare dividends in the future or may reduce the level of dividends declared.  This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. The COVID-19 pandemic, or any future public health crisis, may adversely impact a company’s willingness or ability to pay dividends in the future or may reduce the level of dividends declared.

•A security may not experience the future performance trends expected of it. A security selected based on a relative strength/momentum investing strategy may not perform as it is expected to perform.

•The trust invests in securities of foreign issuers, which may include companies located in emerging and/or frontier markets. These risks may include market and political factors related to the company’s foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies. Emerging market companies are also subject to a greater risk of market closure or manipulation, limited reliable access to capital, exchange delistings and lower quality or less available financial information. The rights and remedies available to investors in emerging market securities may be more limited than those available for investments in more developed markets. The limitations associated with investments in emerging market companies could impact the trust’s ability to achieve its investment objective.

•The trust is not actively managed. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.

THE PORTFOLIO CONSULTANT. Dorsey, Wright & Associates, LLC is a registered investment advisory firm based in Richmond, Virginia. Since 1987, Dorsey Wright has been a leading advisor to financial professionals on Wall Street and around the world. In 2015, Dorsey Wright was acquired by Nasdaq, Inc. Dorsey Wright offers comprehensive investment research and analysis through their Global Technical Research Platform and investment products, which apply their expertise in relative strength to separately managed accounts, funds, and other financial products.

DORSEY WRIGHT MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY HENNION & WALSH, INC., UNITHOLDERS OF THE TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF ITS TRADEMARKS, THE TRUST, OR THE PORTFOLIO SECURITIES. DORSEY WRIGHT EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OF THE PORTFOLIO SECURITIES. DORSEY WRIGHT SHALL HAVE NO LIABILITY TO ANY THIRD

PARTY FOR LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

ESSENTIAL INFORMATION

Unit Price on Initial Date of Deposit: $10.00

Initial Date of Deposit: October 26, 2023

Mandatory Termination Date: February 4, 2025

Record Dates: 10th day of each month, commencing November 2023

Distribution Dates: 25th day of each month, commencing November 2023

Standard CUSIP Numbers:Cash: 83207N189

Reinvestment: 83207N197

Fee Based CUSIP Numbers:Cash: 83207N205

Reinvestment: 83207N213

Ticker Symbol: STDWGX

Minimum Investment: $1,000/100 units (may vary by selling firm)

Tax Status: Regulated Investment Company

FEE TABLE

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

Unitholder Transaction Expenses (fees paid directly from your investment)*	As a % of Initial Unit Price	Amounts per 100 Units
Initial Sales Charge	0.00%	$0.00
Deferred Sales Charge	1.35	13.50
Creation & Development Fee	0.50	5.00
Maximum Sales Charge	1.85%	$18.50
Estimated Organization Costs#	0.689%	$6.89

Estimated Annual Operating Expenses (expenses deducted from trust assets)	As a % of Net Assets	Amounts per 100 Units
Trustee Fee	0.108%	$1.05
Supervisor Fee	0.036	0.35
Other Operating Expenses	0.128	1.25
Total	0.272%	$2.65

Example	Cumulative Expenses Paid for Period:
	1 year	3 years	5 years	10 years
This example helps you compare the cost of this trust with other unit investment trusts and mutual funds. The example assumes that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust. The example also assumes that you roll your investment into the next available series of the trust every 15 months (if one is offered) when the current trust terminates subject to a maximum sales charge of 1.85%	$280	$859	$1,199	$2,561

*The sales charge has both an initial and a deferred component. The initial sales charge is paid at the time of purchase and is the difference between the total sales charge (maximum of 1.85% of the public offering price) and the sum of the remaining deferred sales charge and the total creation and development fee. The initial sales charge will be approximately 0% of the public offering price per unit depending on the public offering price per unit. The deferred sales charge is fixed at $0.135 per unit and is paid in three monthly installments beginning on February 20, 2024. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period. The creation and development fee is only assessed to units outstanding at the end of the initial offering period. When the public offering price per unit is less than or equal to $10, you will not pay an initial sales charge. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales charge. If you redeem or sell your units prior to collection of the total deferred sales charge, you will pay any remaining deferred sales charge upon redemption or sale of your units. If you purchase units after the last deferred sales charge payment has been assessed, the secondary market sales charge is equal to 1.85% of the public offering price per unit and does not include deferred payments.

#Estimated organization costs include the portfolio consultant’s security selection fee of 0.15%.

DORSEY WRIGHT® INTERNATIONAL
MOMENTUM TRUST,
SERIES 33

(SMARTTRUST 631)

PORTFOLIO OF INVESTMENTS

AS OF October 26, 2023

Number of Shares	Name of Issuer (1)(4)	Ticker Symbol	Percentage of the Trust (2)	Market Value per Share (3)	Cost of Securities to the Trust (3)
EQUITY SECURITIES — 100.00%
Communication Services — 2.00%
115	Publicis Groupe S.A.	PUBGY	2.00%	$19.12	$2,199
Consumer Discretionary — 9.95%
68	Bayerische Motoren Werke Aktiengesellschaft	BMWYY	1.99	32.24	2,192
123	Industria de Diseño Textil, S.A.	IDEXY	1.98	17.78	2,187
30	InterContinental Hotels Group plc	IHG	1.98	72.65	2,180
34	New Oriental Education & Technology Group Inc. (5)	EDU	1.99	64.59	2,196
64	Trip.com Group Limited (5)	TCOM	2.01	34.54	2,211
Consumer Staples — 10.06%
31	Coca-Cola FEMSA, S.A.B. de C.V.	KOF	2.07	73.57	2,281
22	Fomento Economico Mexicano S.A.B. de C.V.	FMX	2.01	100.42	2,209
75	Koninklijke Ahold N.V.	ADRNY	2.01	29.51	2,213
26	L’Oréal S.A.	LRLCY	1.98	83.85	2,180
20	Nestle S.A.	NSRGY	1.99	109.57	2,191
Energy — 9.97%
56	BP p.l.c.	BP	1.99	39.06	2,187
68	Eni S.p.A.	E	2.01	32.59	2,216
66	Equinor ASA	EQNR	2.00	33.36	2,202
33	Shell plc	SHEL	2.00	66.86	2,206
33	TotalEnergies SE	TTE	1.97	65.61	2,165
Financials — 21.97%
469	Aegon N.V.	AEG	1.99	4.68	2,195
76	AXA SA	AXAHY	2.01	29.07	2,209
283	Banco Bilbao Vizcaya Argentaria, S.A.	BBVA	2.00	7.78	2,202
59	HSBC Holdings plc	HSBC	2.01	37.58	2,217
173	ING Groep N.V.	ING	1.99	12.68	2,194
407	Itaú Unibanco Holding S.A. (5)	ITUB	1.99	5.38	2,190
267	Mitsubishi UFJ Financial Group, Inc.	MUFG	1.99	8.23	2,197
55	Münchener Rückversicherungs- Gesellschaft Aktiengesellschaft	MURGY	2.01	40.35	2,219
229	Sumitomo Mitsui Financial Group, Inc.	SMFG	2.00	9.60	2,198
81	Swiss Re Ltd.	SSREY	2.00	27.14	2,198
46	Zurich Insurance Group AG	ZURVY	1.98	47.41	2,181

Number of Shares	Name of Issuer (1)(4)	Ticker Symbol	Percentage of the Trust (2)	Market Value per Share (3)	Cost of Securities to the Trust (3)
EQUITY SECURITIES — (continued)
Health Care — 6.00%
33	Dr. Reddy’s Laboratories Limited	RDY	1.98%	$66.11	$2,182
23	Novartis AG	NVS	1.99	95.43	2,195
23	Novo Nordisk A/S	NVO	2.03	97.43	2,241
Industrials — 13.93%
41	BAE Systems plc	BAESY	2.01	53.89	2,210
57	Deutsche Post AG	DHLGY	2.00	38.69	2,205
3	Mitsui & Co., Ltd.	MITSY	1.96	721.22	2,164
64	RELX PLC	RELX	2.01	34.64	2,217
75	Schneider Electric SE	SBGSY	1.99	29.24	2,193
83	Vinci SA	VCISY	2.00	26.51	2,200
17	Wolters Kluwer N.V.	WTKWY	1.96	127.24	2,163
Information Technology — 10.15%
296	ASE Technology Holding Co., Ltd.	ASX	2.00	7.46	2,208
4	ASML Holding N.V.	ASML	2.12	583.34	2,333
134	Infosys Limited	INFY	1.99	16.38	2,195
17	SAP SE	SAP	2.02	130.71	2,222
57	STMicroelectronics NV	STM	2.02	38.99	2,223
Materials — 7.96%
256	Compañía de Minas Buenaventura S.A.A.	BVN	1.99	8.58	2,197
163	Gold Fields Limited	GFI	1.99	13.45	2,192
469	Harmony Gold Mining Company Limited	HMY	1.99	4.68	2,195
89	James Hardie Industries plc (5)	JHX	1.99	24.65	2,194
Utilities — 8.01%
183	Companhia de Saneamento Básico do Estado de São Paulo (5)	SBS	1.99	11.98	2,192
270	Companhia Paranaense de Energia – Copel (5)	ELP	2.00	8.15	2,201
141	Engie SA	ENGIY	2.00	15.66	2,208
50	Iberdrola, S.A.	IBDRY	2.02	44.48	2,224
			100.00%		$110,169

See Notes to Portfolio of Investments.

NOTES TO PORTFOLIO OF INVESTMENTS

(1)All securities are represented by contracts to purchase such securities. Contracts to purchase the securities were entered into on October 25, 2023. All such contracts are expected to be settled on or about the first settlement date of the trust, which is expected to be October 30, 2023.

(2)Based on the cost of the securities to the trust.

(3)Accounting Standards Codification 820, “Fair Value Measurements” establishes a framework for measuring fair value and expands disclosure about fair value measurements in financial statements for the trust. The framework under the standard is comprised of a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the trust has the ability to access as of the measurement date.

Level 2: Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the trust’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing those securities. Changes in valuation techniques may result in transfers in or out of an investment’s assigned level as described above.

The following table summarizes the trust’s investments as of the trust’s inception, based on inputs used to value them:

	Level 1	Level 2	Level 3
Equity Securities	$110,169	$—	$—
Total	$110,169	$—	$—

The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $110,169 and $(0), respectively.

(4)All securities in this trust are issued by foreign companies. Equity securities comprise 100% of the investments in the trust, broken down by country of organization as set forth below:

Bermuda	1.99%
Brazil	5.98%
Cayman Islands	4.00%
Denmark	2.03%
France	13.95%
Germany	8.02%
India	3.97%
Ireland	1.99%
Italy	2.01%
Japan	5.95%
Mexico	4.08%
Netherlands	10.10%
Norway	2.00%
Peru	1.99%
South Africa	3.98%
Spain	6.00%
Switzerland	7.96%
Taiwan	2.00%
United Kingdom	12.00%

(5)This is a non-income producing security.

MORNINGSTAR DIVIDEND YIELD SELECT TRUST

INVESTMENT OBJECTIVE. The trust seeks to maximize total return potential through capital appreciation and current dividend income. There is no guarantee that the investment objective of the trust will be achieved.

PRINCIPAL INVESTMENT STRATEGY. The trust seeks to pursue its objective by investing in a portfolio consisting of the equity securities of the companies comprising the Morningstar® US Dividend Yield Focus 50 Equal Weight IndexSM (the “Index”) as of October 18, 2023 (the “Security Selection Date”). The Index is described in greater detail below.

The sponsor selected the portfolio starting with the securities in the Index as of the Security Selection Date. From those securities, the sponsor selected securities for the trust by excluding securities of companies that based on publicly available information as of two business days prior to the date of this prospectus, were the target of an announced acquisition that the sponsor expected would happen within six months or that the sponsor believed would have their equity securities no longer listed on an exchange within six months. The resulting portfolio of securities is approximately equally weighted as of the trust’s inception and will vary thereafter. During the trust’s life, the trust will not change to reflect any change in the component securities of the Index or any change in the weighting of the components within the Index at the time(s) that the Index is reconstituted or reweighted. If the sponsor creates additional units of the trust after the trust’s inception date, the trust will purchase the securities originally selected by applying the strategy. This is true even if a later application of the strategy would have resulted in the selection of different securities. Under normal market conditions, at least 80% of the trust’s net assets will be invested in stocks of companies that pay dividends as of the time of portfolio selection.

The objective of the Index is to track high-yielding, dividend-paying, U.S.-based securities. The Index is a subset of the Morningstar® US Market IndexSM (the “US Market Index”), a broad market index representing 97% of U.S. equity market capitalization. The Index is a focused benchmark comprising “qualified income” (income that qualifies for federal income taxation at long-term capital gains rates) paying securities screened for superior company quality and financial health. The Index represents the top 50 yielding stocks meeting the screening requirements. The Trust may invest in securities of small market capitalization companies.

Morningstar® US Market IndexSM Investable Universe. To qualify for inclusion in the investable universe of the US Market Index, which is the starting point for the Index selection, a security must meet the following criteria:

1.It must be a common stock, an interest in a real estate investment trust or a tracking stock.

2.It must trade on one of the three major exchanges—the NYSE, NYSE MKT, or NASDAQ exchange.

3.The issuing company’s country of domicile should be the U.S. or the issuing company’s primary stock market activities are carried out in the U.S. as defined by Morningstar®.

4.The following security types do not qualify:

•American depositary receipts (unless no equity listing is available for the company) and American depositary shares

•Fixed-dividend shares

•Convertible notes, warrants, and rights

•Limited partnerships and limited liability companies

•Business development companies

•Pooled investment vehicles

•Royalty and statutory trusts

Morningstar® US Market IndexSM Eligibility. To be eligible for the US Market Index, which serves as the starting point for the Index selection, all constituents must meet the following criteria:

1.Securities that have no more than 10 non-trading days in the prior quarter.

2.If securities representing more than 97.25% of the capitalization of the investable universe qualify for inclusion in the US Market Index following application of the above criteria, the securities with the lowest liquidity scores are removed from the index until 97.25% of the investable universe’s total capitalization remains.

3.A security must be among the top 75% of the companies in the investable universe based on its liquidity score, which is the average of its rank on each of the following measures:

•The average monthly trading volume in U.S. dollars during the six calendar months immediately before reconstitution or, in the case of corporate entities younger than six months, since the security was first issued (partial-month periods are prorated by number of trading days in the month); and

•The lowest two months’ total trading volume during the six calendar months immediately before reconstitution (the months need not be sequential).

Liquidity criterion is waived for corporate takeovers, spin-offs or other corporate actions where the successor entity issues one or more securities that meet the following criteria:

1.The new entity is in either the mid- or large-cap band.

2.The new entity’s float value is greater than or equal to the smallest float in the mid-cap band.

The US Market Index is constructed by selecting the largest stocks that constitute 97% of market capitalization of the investable universe.

Morningstar® US Dividend Yield Focus 50 Equal Weight IndexSM Selection. Morningstar® screens US Market Index constituents for qualified income, company quality, and financial health to construct the Index. Company quality is determined based on Morningstar® Economic Moat™ and Uncertainty™ ratings, where companies are expected to earn above-average profits and sustain their dividend. Additionally, companies are screened for financial health using Morningstar®’s Distance to Default measure. Distance to Default is a structural or contingent claim model that takes advantage of both market information and accounting financial information. The firm’s equity is viewed as a call option on the value of the firm’s assets. If the value of the assets is not sufficient to cover the firm’s liabilities (the strike price), default is expected to occur.

Specifically, to qualify for inclusion in the Index, constituents must meet the following eligibility criteria:

•Security’s dividend must be qualified income; for example, real estate investment trusts are excluded.

•Company quality and financial health:

•Companies must have a Morningstar® Economic Moat™ rating of narrow or wide, an Uncertainty™ rating that is not very high or extreme, and have a Morningstar® Distance to Default score in the top 50% within its respective Morningstar® sector.

•Companies that are not assigned a Morningstar® Economic Moat™ rating or Uncertainty rating must have a Morningstar® Distance to Default score in the top 30% within its respective Morningstar® sector.

Companies that meet the eligibility criteria described above are selected for inclusion in the Index in the following manner:

•Rank eligible companies by indicated dividend yield in descending order.

•Current Index constituents are retained in the Index if they are among the top 100 by indicated dividend yield.

•Additional securities are added to the Index in descending order of indicated dividend yield until the component count reaches 50.

If securities fall short of the selection and eligibility criteria or securities are added or deleted as a result of corporate action after reconstitution, the Index can have more or fewer than 50 securities.

Constituent Weighting.  The Index is equal weighted, where equal weight is assigned to each constituent at reconstitution. The maximum weight of an individual Morningstar® sector is capped at 40%.

Quarterly Evaluation.  The Index is reconstituted (i.e., the index membership is reset) and rebalanced (i.e., the security weights are adjusted) four times annually (on the Monday following the third Friday of March, June, September, and December), but the trust’s portfolio will not be reconstituted or rebalanced in connection with the reconstitution or rebalancing of the Index. The trust’s portfolio will not change in connection with the removal of any security from the Index.

PRINCIPAL RISK CONSIDERATIONS. Unitholders can lose money by investing in this trust. An investment in units of the trust should be made with an understanding of the risks related to the trust, such as the following:

•Security prices will fluctuate. The value of your investment may fall over time. Market values of securities held by the trust may fluctuate in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, adverse events impacting a particular industry or sector and/or significant events impacting the entire securities market. The complete economic impacts of the novel form of coronavirus disease first detected in 2019 (“COVID-19”) are not fully known. Although vaccines have been developed and approved for use by various governments, there is no guarantee that vaccines will be effective against emerging variants of the disease. The COVID-19 pandemic, or any future public health crisis, is impossible to predict and could result in adverse market conditions which may negatively impact the performance of the securities in the portfolio and the trust.

•The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.

•An issuer may be unwilling or unable to declare dividends in the future or may reduce the level of dividends declared. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. The COVID-19 pandemic, or any future public health crisis, may adversely impact a company’s willingness or ability to pay dividends in the future or may reduce the level of dividends declared.

•The trust invests in securities from the Index selected prior to the date of the trust’s formation. The securities in the trust’s portfolio will not change if the Index components, or their weightings within the Index, change. The performance of the trust may not correspond with the Index for this reason and because the trust incurs a sales charge and expenses.

•The trust invests in stocks of small and mid-size companies. These stocks are often more volatile and have lower trading volumes than stocks or larger companies. Small and mid-size companies may have limited products or financial resources, management inexperience and less publicly available information.

•The trust is not actively managed. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.

THE INDEX PROVIDER. Morningstar® and the US Dividend Yield Focus 50 Equal Weight IndexSM are service marks of Morningstar, Inc. and have been licensed for use for certain purposes by the sponsor. The trust is not sponsored, endorsed, sold or promoted by Morningstar, and Morningstar makes no representation regarding the advisability of investing in the trust.

The trust is not sponsored, endorsed, sold or promoted by Morningstar, Inc. Morningstar makes no representation or warranty, express or implied, to the owners of the trust or any member of the public regarding the advisability of investing in securities generally or in the trust in particular or the ability of the trust to track general stock market performance. Morningstar’s only relationship to the sponsor is the licensing of: (i) certain service marks and service names of Morningstar; and (ii) the Index which is determined, composed and calculated by Morningstar without regard to the sponsor or the trust. Morningstar has no obligation to take the needs of the sponsor or the owners of the trust into consideration in determining, composing or calculating the Index. Morningstar is not responsible for and has not participated in the determination of the prices and amount of the trust or the timing of the issuance or sale of the trust or in the determination or calculation of the equation by which the trust is converted into cash. Morningstar has no obligation or liability in connection with the administration, marketing or trading of the trust.

MORNINGSTAR, INC., DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND MORNINGSTAR SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. MORNINGSTAR MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OR USERS OF THE TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. MORNINGSTAR MAKES NO

EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MORNINGSTAR HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

The trust will pay a license fee to Morningstar, Inc. for the use of certain index products, trademarks, trade names and other related intellectual property.

ESSENTIAL INFORMATION

Unit Price on Initial Date of Deposit: $10.00

Initial Date of Deposit: October 26, 2023

Mandatory Termination Date: February 4, 2025

Record Dates: 10th day of each month, commencing November 2023

Distribution Dates: 25th day of each month, commencing November 2023

Standard CUSIP Numbers:Cash: 83207N221

Reinvestment: 83207N239

Fee Based CUSIP Numbers:Cash: 83207N247

Reinvestment: 83207N254

Ticker Symbol: SMMYBX

Minimum Investment: $1,000/100 units (may vary by selling firm)

Tax Status: Regulated Investment Company

FEE TABLE

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

Unitholder Transaction Expenses (fees paid directly from your investment)*	As a % of Initial Unit Price	Amounts per 100 Units
Initial Sales Charge	0.00%	$0.00
Deferred Sales Charge	1.35	13.50
Creation & Development Fee	0.50	5.00
Maximum Sales Charge	1.85%	$18.50
Estimated Organization Costs	0.535%	$5.35

Estimated Annual Operating Expenses (expenses deducted from trust assets)	As a % of Net Assets	Amounts per 100 Units
Trustee Fee	0.108%	$1.05
Supervisor Fee	0.036	0.35
Other Operating Expenses	0.276	2.69
Total	0.420%	$4.09

Example	Cumulative Expenses Paid for Period:
	1 year	3 years	5 years	10 years
This example helps you compare the cost of this trust with other unit investment trusts and mutual funds. The example assumes that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust. The example also assumes that you roll your investment into the next available series of the trust every 15 months (if one is offered) when the current trust terminates subject to a maximum sales charge of 1.85%	$279	$856	$1,210	$2,583

* The sales charge has both an initial and a deferred component. The initial sales charge is paid at the time of purchase and is the difference between the total sales charge (maximum of 1.85% of the public offering price) and the sum of the remaining deferred sales charge and the total creation and development fee. The initial sales charge will be approximately 0% of the public offering price per unit depending on the public offering price per unit. The deferred sales charge is fixed at $0.135 per unit and is paid in three monthly installments beginning on February 20, 2024. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period. The creation and development fee is only assessed to units outstanding at the end of the initial offering period. When the public offering price per unit is less than or equal to $10, you will not pay an initial sales charge. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales charge. If you redeem or sell your units prior to collection of the total deferred sales charge, you will pay any remaining deferred sales charge upon redemption or sale of your units. If you purchase units after the last deferred sales charge payment has been assessed, the secondary market sales charge is equal to 1.85% of the public offering price per unit and does not include deferred payments.

MORNINGSTAR DIVIDEND YIELD SELECT TRUST,
SERIES 27
(SMARTTRUST 631)

PORTFOLIO OF INVESTMENTS

AS OF October 26, 2023

Number of Shares	Name of Issuer (1)	Ticker Symbol	Percentage of the Trust (2)	Market Value per Share (3)	Cost of Securities to the Trust (3)
EQUITY SECURITIES — 100.00%
Communication Services — 2.05%
67	Verizon Communications Inc.	VZ	2.05%	$33.69	$2,257
Consumer Staples — 14.27%
52	Altria Group, Inc.	MO	2.02	42.82	2,227
40	The Coca-Cola Company	KO	2.04	56.12	2,245
34	General Mills, Inc.	GIS	2.03	65.65	2,232
44	Kellanova	K	2.04	50.96	2,242
19	Kimberly-Clark Corporation	KMB	2.05	118.78	2,257
15	The Procter & Gamble Company	PG	2.05	150.60	2,259
89	Reynolds Consumer Products, Inc.	REYN	2.04	25.30	2,252
Energy — 18.28%
185	Antero Midstream Corporation	AM	2.04	12.16	2,250
14	Chevron Corporation	CVX	1.98	155.87	2,182
79	Coterra Energy Inc.	CTRA	2.02	28.23	2,230
42	DT Midstream, Inc.	DTM	2.05	53.87	2,263
21	Exxon Mobil Corporation	XOM	2.07	108.59	2,280
133	Kinder Morgan, Inc.	KMI	2.03	16.79	2,233
34	ONEOK, Inc.	OKE	2.05	66.27	2,253
20	Phillips 66	PSX	2.01	110.74	2,215
65	The Williams Companies, Inc.	WMB	2.03	34.46	2,240
Financials — 20.49%
70	Artisan Partners Asset Management Inc.	APAM	2.05	32.29	2,260
24	Blackstone Inc.	BX	2.00	91.91	2,206
82	The Carlyle Group Inc.	CG	2.05	27.56	2,260
101	Franklin Resources, Inc.	BEN	2.04	22.26	2,248
178	Invesco Ltd. (4)	IVZ	2.03	12.59	2,241
101	Janus Henderson Group plc (4)	JHG	2.04	22.27	2,249
57	Moelis & Company	MC	2.02	39.08	2,228
5	MSCI Inc.	MSCI	2.18	479.63	2,398
24	T. Rowe Price Group, Inc.	TROW	2.04	93.47	2,243
174	The Western Union Company	WU	2.04	12.93	2,250
Health Care — 8.17%
15	AbbVie Inc.	ABBV	1.98	145.26	2,179
40	Bristol-Myers Squibb Company	BMY	2.06	56.61	2,264
29	Gilead Sciences, Inc.	GILD	2.06	78.39	2,273
22	Merck & Co., Inc.	MRK	2.07	103.63	2,280

Number of Shares	Name of Issuer (1)	Ticker Symbol	Percentage of the Trust (2)	Market Value per Share (3)	Cost of Securities to the Trust (3)
EQUITY SECURITIES — (continued)
Industrials — 4.20%
20	Paychex, Inc.	PAYX	2.04%	$112.19	$2,244
7	Watsco, Inc.	WSO	2.16	340.51	2,384
Information Technology — 4.04%
43	Cisco Systems, Inc.	CSCO	2.05	52.40	2,253
16	International Business Machines Corporation	IBM	1.99	137.08	2,193
Materials — 8.12%
262	Amcor plc (4)	AMCR	2.04	8.56	2,243
47	Dow Inc.	DOW	2.03	47.54	2,234
25	LyondellBasell Industries NV (4)	LYB	2.03	89.24	2,231
32	Southern Copper Corporation	SCCO	2.02	69.57	2,226
Utilities — 20.38%
42	ALLETE, Inc.	ALE	2.04	53.46	2,245
45	Alliant Energy Corporation	LNT	2.02	49.54	2,229
25	Duke Energy Corporation	DUK	2.00	88.15	2,204
24	IDACORP, Inc.	IDA	2.08	95.54	2,293
47	NorthWestern Corporation	NWE	2.03	47.49	2,232
37	Public Service Enterprise Group Incorporated	PEG	2.04	60.59	2,242
32	Sempra	SRE	2.04	70.17	2,245
34	The Southern Company	SO	2.06	66.61	2,265
27	WEC Energy Group, Inc.	WEC	2.02	82.32	2,223
38	Xcel Energy Inc.	XEL	2.05	59.47	2,260
			100.00%		$110,142

See Notes to Portfolio of Investments.

NOTES TO PORTFOLIO OF INVESTMENTS

(1)All securities are represented by contracts to purchase such securities. Contracts to purchase the securities were entered into on October 25, 2023. All such contracts are expected to be settled on or about the first settlement date of the trust, which is expected to be October 30, 2023.

(2)Based on the cost of the securities to the trust.

(3)Accounting Standards Codification 820, “Fair Value Measurements” establishes a framework for measuring fair value and expands disclosure about fair value measurements in financial statements for the trust. The framework under the standard is comprised of a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the trust has the ability to access as of the measurement date.

Level 2: Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the trust’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing those securities.

Changes in valuation techniques may result in transfers in or out of an investment’s assigned level as described above.

The following table summarizes the trust’s investments as of the trust’s inception, based on inputs used to value them:

	Level 1	Level 2	Level 3
Equity Securities	$110,142	$—	$—
Total	$110,142	$—	$—

The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $110,142 and $(0), respectively.

(4)This is a security issued by a foreign company. Equity securities comprise approximately 100% of the investments in the trust, broken down by country of organization as set forth below:

Bermuda	2.03%
Jersey	4.08%
Netherlands	2.03%
United States	91.86%

(5) This is a non-income producing security.

SMART TEN TRUST

INVESTMENT OBJECTIVE. The trust seeks to maximize total return potential through capital appreciation and current dividend income. There is no guarantee that the investment objective of the trust will be achieved.

PRINCIPAL INVESTMENT STRATEGY. The trust seeks to achieve its objective by attempting to outperform the Dow Jones Industrial Average™ (the “DJIA®”). The trust will attempt to outperform the DJIA by investing in a portfolio that follows the investment strategy of investing approximately equal amounts (as of the trust’s inception) in the ten common stocks in the DJIA® that have the highest dividend yields as of October 16, 2023 (the “Security Selection Date”). A security’s dividend yield is calculated by annualizing the most recent dividend paid prior to the Security Selection Date and dividing by the security’s closing price on the Security Selection Date. Companies that, based on publicly available information as of the Security Selection Date, are the subject of an announced business combination reported by such company as expected to occur within 12 months of the date of this prospectus have been excluded from the universe of securities from which the trust’s portfolio was selected.

PRINCIPAL RISK CONSIDERATIONS. Unitholders can lose money by investing in this trust. An investment in units of the trust should be made with an understanding of the risks related to the trust, such as the following:

•Security prices will fluctuate. The value of your investment may fall over time. Market values of securities held by the trust may fluctuate in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, adverse events impacting a particular industry or sector and/or significant events impacting the entire securities market. The complete economic impacts of the novel form of coronavirus disease first detected in 2019 (“COVID-19”) are not fully known. Although vaccines have been developed and approved for use by various governments, there is no guarantee that vaccines will be effective against emerging variants of the disease. The COVID-19 pandemic, or any future public health crisis, is impossible to predict and could result in adverse market conditions which may negatively impact the performance of the securities in the portfolio and the trust.

•The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.

•An issuer may be unwilling or unable to declare dividends in the future or may reduce the level of dividends declared. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. The COVID-19 pandemic, or any future public health crisis, may adversely impact a company’s willingness or ability to pay dividends in the future or may reduce the level of dividends declared.

•The trust’s performance might not sufficiently correspond to published hypothetical back-tested performance of the trust’s investment strategy. This can happen for reasons such as an inability to exactly replicate the weightings of securities in the strategy or be fully invested, timing of the trust offering or timing of your investment, and trust expenses. Hypothetical back-tested performance is not actual past performance of this or any trust. Hypothetical back-tested performance is based on application of a trust’s investment strategy as of a particular time.

•The trust’s portfolio consists of a relatively small number of securities. Under normal circumstances, the trust will invest in only ten securities. As a result, negative developments related to these securities will affect the value of your investment more than would be the case in a more diversified investment.

•The trust is not actively managed. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.

HYPOTHETICAL BACK-TESTED PERFORMANCE INFORMATION

The following tables compare hypothetical back-tested performance information for the strategy employed by the trust and the actual performance of the DJIA® in each of the years or periods listed below (and as of the most recent month). The sponsor used the same strategy to select the trust’s portfolio in determining the hypothetical back-tested performance information. The sponsor calculated the hypothetical back-tested annual returns for the trust’s strategy in each year listed below by selecting a hypothetical portfolio that invests approximately equal amounts in the ten common stocks in the DJIA® that have the highest dividend yield as of December 31 for the year preceding each period. A security’s dividend yield was calculated by annualizing the most recent dividend paid on or prior to December 31 for the year preceding each period and dividing by the security’s closing price on December 31 for the year preceding each period. For each hypothetical portfolio, companies that, based on publicly available information, were the subject of an announced business combination reported by such company as expected to occur within 12 months of December 31 for the year preceding each period were excluded from the universe of securities from which the hypothetical portfolio was selected. The sponsor determined the hypothetical back-tested performance information based on security prices on the NYSE, as reported by Bloomberg. Starting prices were taken as of the close of the market on December 31 (or last prior trading day) and ending prices were taken on the last trading day of each period. The hypothetical back-tested performance information has not been audited or verified by any third-party. These hypothetical back-tested returns do not guarantee and should not be used to predict future performance of the trust. Hypothetical back-tested performance is not actual past performance of this or any trust, and the trust’s performance might not sufficiently correspond to published hypothetical back-tested performance of the trust’s investment strategy. Returns from the trust will differ from the hypothetical strategy returns for several reasons, including:

•total return figures shown do not reflect commissions paid by the trust on the purchase of securities or taxes you will incur;

•strategy returns are for calendar years or periods consisting of calendar years (and through the most recent month), while trusts begin and end on various dates;

•extraordinary market events that are not expected to be repeated and may have affected performance;

•the trust has a scheduled term longer than one year;

•the trust may not be fully invested at all times or equally weighted in all securities comprising its strategy; and

•the trust often purchases or sells securities at prices different from the closing prices used in buying and selling units.

You should note that the trust is not designed to parallel movements in any index, and it is not expected that it will do so. In fact, the trust’s strategy underperformed its comparative index in certain years and periods and the sponsor cannot guarantee that the trust will outperform its related index over the life of the trust or over consecutive rollover periods, if available.

Hypothetical Back-Tested Comparison of Average Annual Total Returns+

Year	Smart Ten Hypothetical Performance	DJIA®
Since 1/1/2000	4.92%	7.91%
10 Years	8.07	12.30
5 Years	1.53	8.38
3 Years	–1.77	7.32
1 Year	–6.87	–6.86

+ Through 12/31/2022

Hypothetical Back-Tested Comparison of Annual Total Returns

Year	Smart Ten Hypothetical Performance	DJIA®
2000	3.57%	-4.71%
2001	-7.22	-5.43
2002	-11.17	-14.97
2003	25.52	28.23
2004	1.82	5.30
2005	-7.43	1.72
2006	27.03	19.03
2007	-0.31	8.87
2008	-40.30	-31.92
2009	14.88	22.70
2010	18.11	14.10
2011	13.82	8.34
2012	7.00	10.24
2013	31.52	29.63
2014	8.06	10.02
2015	0.08	0.23
2016	17.37	16.46
2017	20.60	28.11
2018	-2.46	-3.48
2019	16.70	25.34
2020	-10.27	9.72
2021	13.42	20.95
2022	-6.87	-6.86
2023 thru 9/30	-8.16	2.73

Hypothetical back-tested performance is no guarantee of future results. Hypothetical back-tested performance of the Smart Ten strategy securities (the “strategy securities”) is hypothetical (and does not represent any actual trust), is shown for illustrative purposes only and is not intended to indicate the future performance of any investment, including the trust. The strategy securities for a given year consist of the securities selected by applying the strategy as of the beginning of the period (and not the date the trust actually sells units).

Securities are selected through application of a strategy at a particular point in time and if a security which is a component of a strategy is merged out of existence, de-listed or suffers a similar fate during the period in which the strategy performance is being measured, such security will not be replaced by another security during that period. The strategy is not rebalanced during each one year period and as a result the securities used for determining hypothetical back-tested performance will not take into account subsequent changes to the indices used as a starting point for the strategy.

Annual total return represents the sum of the change in market value of each group of securities between the first and last trading day of a period plus the total dividends paid on each group of securities during such period divided by the opening market value of each group of securities as of the first trading day of a period. Annual total return figures shown above in the table assume that all dividends are reinvested as of their distribution date. Average annual total return represents the average of the annual total return figures presented above included in the periods indicated. Strategy figures reflect the deduction of sales charges and expenses but have not been reduced by estimated brokerage commissions and other transaction costs paid by the trust in acquiring securities or any taxes incurred by investors. Smart Ten hypothetical performance amounts shown above reflect a sales charge of 1.85% in each year shown, estimated annual operating expenses of 0.2100% and organizational costs of 0.4383%.

Hypothetical back-tested returns are hypothetical, meaning that they do not represent actual trading, and, thus, may not reflect material economic and market factors, such as liquidity constraints, that may have had an impact on actual decision making. The hypothetical performance is the retroactive application of the strategy designed with the full benefit of hindsight.

The trust’s strategy begins with the DJIA®. The DJIA® consists of 30 U.S. securities chosen by the editors of The Wall Street Journal as being representative of the broad market and of American industry. Changes in the component securities of the DJIA® are made entirely by the editors of The Wall Street Journal without consulting the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely.

The “Dow Jones Industrial Average™” is a product of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”) and Dow Jones Trademark Holdings LLC (“Dow Jones”), and has been licensed for use by the trust. Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones. Dow Jones®, Dow Jones Industrial Average™, DJIA® and The Dow® are trademarks of Dow Jones. The trademarks have been licensed to SPDJI and have been sublicensed for use for certain purposes by the trust. The trust is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, “S&P Dow Jones Indices”) or Dow Jones. Neither S&P Dow Jones Indices nor Dow Jones make any representation or warranty, express or implied, to the unitholders of the trust or any member of the public regarding the advisability of investing in securities generally or in units of the trust particularly or the ability of the Dow Jones Industrial Average™ to track general market performance. S&P Dow Jones Indices only relationship to the trust with respect to the Dow Jones Industrial Average™ is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The Dow Jones Industrial Average™ is determined, composed and calculated by S&P Dow Jones Indices or Dow Jones without regard to the sponsor or the trust. S&P Dow Jones Indices and Dow Jones have no obligation to take the needs of the sponsor or the unitholders of the trust into consideration in determining, composing or calculating the Dow Jones Industrial Average™. Neither S&P Dow Jones Indices nor Dow Jones are responsible for and have not participated in the determination of the prices, and amount of units of the trust or the timing of the issuance or sale of units of the trust or in the determination or calculation of the equation by which units of the trust are to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices and Dow Jones have no obligation or liability in connection with the administration, marketing or trading of the trust. There is no assurance that investment products based on the Dow Jones Industrial Average™ will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.

NEITHER S&P DOW JONES INDICES NOR DOW JONES GUARANTEES THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE™ OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES AND DOW JONES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES AND DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, UNITHOLDERS OF THE TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE™ OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES OR DOW JONES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND THE TRUST, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

The indices are unmanaged, not subject to fees, and not available for direct investment.

The publishers of the DJIA® are not affiliated with the sponsor and have not participated in creating the trust or selecting the securities for the trust, nor have they reviewed or approved of any of the information contained herein.

ESSENTIAL INFORMATION

Unit Price on Initial Date of Deposit: $10.00

Initial Date of Deposit: October 26, 2023

Mandatory Termination Date: February 4, 2025

Record Dates: 10th day of each month, commencing November 2023

Distribution Dates: 25th day of each month, commencing November 2023

Standard CUSIP Numbers:Cash: 83207N262

Reinvestment: 83207N270

Fee Based CUSIP Numbers:Cash: 83207N288

Reinvestment: 83207N296

Ticker Symbol: STSTHX

Minimum Investment: $1,000/100 units (may vary by selling firm)

Tax Status: Grantor Trust

FEE TABLE

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

Unitholder Transaction Expenses (fees paid directly from your investment)*	As a % of Initial Unit Price	Amounts per 100 Units
Initial Sales Charge	0.00%	$0.00
Deferred Sales Charge	1.35	13.50
Creation & Development Fee	0.50	5.00
Maximum Sales Charge	1.85%	$18.50
Estimated Organization Costs	0.654%	$6.54

Estimated Annual Operating Expenses (expenses deducted from trust assets)	As a % of Net Assets	Amounts per 100 Units
Trustee Fee	0.108%	$1.05
Supervisor Fee	0.036	0.35
Other Operating Expenses	0.085	0.83
Total	0.229%	$2.23

Example	Cumulative Expenses Paid for Period:
	1 year	3 years	5 years	10 years
This example helps you compare the cost of this trust with other unit investment trusts and mutual funds. The example assumes that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust. The example also assumes that you roll your investment into the next available series of the trust every 15 months (if one is offered) when the current trust terminates subject to a maximum sales charge of 1.85%	$273	$836	$1,164	$2,491

*The sales charge has both an initial and a deferred component. The initial sales charge is paid at the time of purchase and is the difference between the total sales charge (maximum of 1.85% of the public offering price) and the sum of the remaining deferred sales charge and the total creation and development fee. The initial sales charge will be approximately 0% of the public offering price per unit depending on the public offering price per unit. The deferred sales charge is fixed at $0.135 per unit and is paid in three monthly installments beginning on February 20, 2024. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period. The creation and development fee is only assessed to units outstanding at the end of the initial offering period. When the public offering price per unit is less than or equal to $10, you will not pay an initial sales charge. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales charge. If you redeem or sell your units prior to collection of the total deferred sales charge, you will pay any remaining deferred sales charge upon redemption or sale of your units. If you purchase units after the last deferred sales charge payment has been assessed, the secondary market sales charge is equal to 1.85% of the public offering price per unit and does not include deferred payments.

SMART TEN TRUST, SERIES 34
(SMARTTRUST 631)

PORTFOLIO OF INVESTMENTS

AS OF October 26, 2023

Number of Shares	Name of Issuer (1)	Ticker Symbol	Percentage of the Trust (2)	Market Value per Share (3)	Cost of Securities to the Trust (3)
EQUITY SECURITIES — 100.00%
Communication Services — 9.95%
325	Verizon Communications Inc.	VZ	9.95%	$33.69	$10,949
Consumer Staples — 20.09%
196	The Coca-Cola Company	KO	10.00	56.12	11,000
512	Walgreens Boots Alliance, Inc.	WBA	10.09	21.67	11,095
Energy — 10.06%
71	Chevron Corporation	CVX	10.06	155.87	11,067
Financials — 9.98%
37	The Goldman Sachs Group, Inc.	GS	9.98	296.76	10,980
Health Care — 19.96%
40	Amgen Inc.	AMGN	9.90	272.16	10,886
73	Johnson & Johnson	JNJ	10.06	151.57	11,065
Industrials — 10.00%
123	3M Company	MMM	10.00	89.39	10,995
Information Technology — 9.97%
80	International Business Machines Corporation	IBM	9.97	137.08	10,966
Materials — 9.99%
231	Dow Inc.	DOW	9.99	47.54	10,982
			100.00%		$109,985

See Notes to Portfolio of Investments.

NOTES TO PORTFOLIO OF INVESTMENTS

(1)All securities are represented by contracts to purchase such securities. Contracts to purchase the securities were entered into on October 25, 2023. All such contracts are expected to be settled on or about the first settlement date of the trust, which is expected to be October 30, 2023.

(2)Based on the cost of the securities to the trust.

(3)Accounting Standards Codification 820, “Fair Value Measurements” establishes a framework for measuring fair value and expands disclosure about fair value measurements in financial statements for the trust. The framework under the standard is comprised of a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the trust has the ability to access as of the measurement date.

Level 2: Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the trust’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing those securities.

Changes in valuation techniques may result in transfers in or out of an investment’s assigned level as described above.

The following table summarizes the trust’s investments as of the trust’s inception, based on inputs used to value them:

	Level 1	Level 2	Level 3
Equity Securities	$109,985	$—	$—
Total	$109,985	$—	$—

The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $109,985 and $(0), respectively.

(4) This is a security issued by a foreign company.

(5) This is a non-income producing security.

SMARTTRUST 631

STATEMENTS OF FINANCIAL CONDITION

AS OF October 26, 2023

	Argus Dividend Growers Total Return Trust	Defensive 50 Equities Trust	Dorsey Wright® International Momentum Trust
Investment in securities
Contracts to purchase securities (1)(2)	$110,116	$110,508	$110,169
Total	$110,116	$110,508	$110,169
Liabilities and interest of investors
Liabilities:
Organization costs (3)	$543	$451	$759
Deferred sales charge (4)(5)	1,487	1,492	1,487
Creation & development fee (4)(5)	551	553	551
Total liabilities	2,581	2,496	2,797
Interest of investors:
Cost to investors (5)	110,116	110,508	110,169
Less: initial sales charge (4)(5)	0	0	0
Less: deferred sales charge and creation & development fee (4)(5)	2,038	2,045	2,038
Less: organization costs (3)	543	451	759
Net interest of investors	107,535	108,012	107,372
Total	$110,116	$110,508	$110,169
Number of units	11,012	11,051	11,017
Net asset value per unit	$9.765	$9.774	$9.746

	Morningstar Dividend Yield Select Trust	Smart Ten Trust
Investment in securities
Contracts to purchase securities (1)(2)	$110,142	$109,985
Total	$110,142	$109,985
Liabilities and interest of investors
Liabilities:
Organization costs (3)	$589	$719
Deferred sales charge (4)(5)	1,487	1,485
Creation & development fee (4)(5)	551	550
Total liabilities	2,627	2,754
Interest of investors:
Cost to investors (5)	110,142	109,985
Less: initial sales charge (4)(5)	0	0
Less: deferred sales charge and creation & development fee (4)(5)	2,038	2,035
Less: organization costs (3)	589	719
Net interest of investors	107,515	107,231
Total	$110,142	$109,985
Number of units	11,014	10,998
Net asset value per unit	$9.762	$9.750

See notes to Statements of Financial Condition on page A-42.

Notes to Statements of Financial Condition

(1) Aggregate cost of the securities is based on the evaluations determined by the trustee at the evaluation time on the most recent business day prior to the initial date of deposit.

(2) Cash or an irrevocable letter of credit has been deposited with the trustee covering the funds (aggregating $1,000,000 with $200,000 allocated to each trust) necessary for the purchase of securities in the trust represented by purchase contracts.

(3) A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trust. These costs have been estimated at $0.049 per unit for the Argus Dividend Growers Total Return Trust, $0.041 per unit for the Defensive 50 Equities Trust, $0.069 per unit for the Dorsey Wright® International Momentum Trust, $0.069 per unit for the Morningstar Dividend Yield Select Trust and $0.065 per unit for the Smart Ten Trust. A distribution will be made as of the earlier of the close of the initial offering period or six months following the trust’s inception date to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the sponsor and deducted from the assets of the trust.

(4)The total sales charge consists of an initial sales charge, a deferred sales charge and a creation and development fee. The initial sales charge is equal to the difference between the maximum sales charge and the sum of the remaining deferred sales charge and the total creation and development fee. The maximum total sales charge is 1.85% of the public offering price per unit.

(5)The aggregate cost to investors includes the applicable sales charge assuming no reduction of sales charges.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SPONSOR AND UNITHOLDERS

SMARTTRUST 631

Opinion on the financial statements

We have audited the accompanying statements of financial condition, including the trust portfolio on pages A-6 through A-7, A-12 through A-14, A-19 through A-22, A-29 through A-31 and A-39 through A-40 of SmartTrust 631 (the “Trust”) as of October 26, 2023, the initial date of deposit, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of October 26, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of Hennion & Walsh, Inc., the Sponsor. Our responsibility is to express an opinion on the Trust’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of cash or irrevocable letter of credit deposited for the purchase of securities as shown in the statements of financial condition as of October 26, 2023 by correspondence with The Bank of New York Mellon, Trustee. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the auditor of one or more of the unit investment trusts, sponsored by Hennion & Walsh, Inc. since 2009.

Chicago, Illinois
October 26, 2023

YOUR TRUST

Your trust is a unit investment trust registered under the Investment Company Act of 1940. Your trust was created under the laws of the State of New York pursuant to a trust agreement among Hennion & Walsh, Inc., The Bank of New York Mellon and Hennion & Walsh Asset Management, Inc. Hennion & Walsh, Inc. is the sponsor and principal underwriter of your trust. The Bank of New York Mellon is the trustee of your trust. Hennion & Walsh Asset Management, Inc. is the portfolio supervisor of your trust. The sponsor created your trust on the initial date of deposit and your trust will terminate on the mandatory termination date unless terminated earlier as described in this prospectus. The initial date of deposit and mandatory termination date are set forth under “Essential Information” for your trust.

Your trust is a unit investment trust and is not an actively managed fund. Traditional methods of investment management for a managed fund often involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of your trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from the portfolio.

To create your trust, the sponsor deposited the initial portfolio securities (or contracts to purchase the securities along with an irrevocable letter of credit, cash or other consideration to pay for the securities) with the trustee on the initial date of deposit. In exchange for the deposited securities, the trustee registered the sponsor’s ownership of the initial units of your trust on the registration books of your trust. A unit represents an undivided fractional interest in your trust. As the sponsor sells units, the sponsor will create additional units of your trust by depositing additional portfolio securities (or contracts to purchase securities and/or cash or a letter of credit with instructions for your trust to purchase securities) with the trustee. Units will remain outstanding until redeemed or until your trust terminates. At the close of the New York Stock Exchange on the initial date of deposit (or on the first day units are sold to the public, if later) the number of units may be adjusted so that the public offering price per unit equals $10. The number of units and fractional interest of each unit in your trust will increase or decrease to the extent of any adjustment.

RISK CONSIDERATIONS

All investments involve risk. This section describes various risks that can impact the value of the securities in your trust. You should understand these risks before you invest. Refer to the “Principal Risk Considerations” in Part A for your trust in this prospectus for a list of the principal risk considerations related to an investment in your trust. If the value of the securities falls, the value of the units will also fall. No one can guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

MARKET RISK. Market risk is the risk that the value of the securities in your trust will fluctuate. This could cause the value of your units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, or ratings on a security. Even though the portfolio is supervised, you should remember that the portfolio is not managed. Your trust will not sell a security solely because the market value falls as is possible in a managed fund. Public health crises, such as the COVID-19 pandemic, may adversely affect commercial activities, disrupt supply chains, increase market volatility, decrease consumer demand, disrupt healthcare services, and result in prolonged quarantines, travel restrictions, and business closures. Although COVID-19 vaccines have been developed and approved for use by various governments, there is no guarantee that vaccines will be effective against emerging variants of the disease. The potential economic impact of the COVID-19 pandemic, or any future public health crisis, is impossible to predict and could result in adverse market conditions which may negatively impact the performance of the securities in the portfolio and your trust.

ADDITIONAL MARKET DISRUPTION RISK. In February 2022, Russia commenced a military attack on Ukraine. In response, various countries, including the U.S., issued broad-ranging sanctions on Russia and certain Russian companies and individuals. The hostilities between the two countries may escalate and any existing or future sanctions could have a severe adverse effect on Russia’s economy, currency, companies and region as well as negatively impact other regional and global economic markets of the world (including Europe and the United States), companies in such countries and various sectors, industries and markets for securities and commodities globally, such as oil and natural gas. Accordingly, the hostilities and sanctions may have a negative effect on your trust’s investments and performance beyond any direct exposure to Russian companies or those of adjoining geographic regions. The sanctions and compliance with these sanctions may impair the ability of your trust to buy, sell, hold or deliver securities of Russian companies and/or other assets. Russia may also take retaliatory actions or countermeasures, such as cyberattacks and espionage, which may negatively impact the countries and companies in which your trust may invest. Accordingly, there may be a heightened risk of cyberattacks by Russia in response to the sanctions. The extent and duration of the military action or future escalation of such hostilities; the extent and impact of existing and any future sanctions, market disruptions and volatility; and the result of any diplomatic negotiations cannot be predicted. These and any related events could have a significant negative impact on certain trust’s investments as well as your trust’s performance, and the value or liquidity of certain securities held by your trust may decline significantly.

EQUITY SECURITIES. Your trust invests in securities representing equity ownership of a company. Investments in such securities are exposed to risks associated with the companies issuing the securities, the sectors and geographic locations they are involved in and the markets that such securities are traded on, among other risks as described in greater detail below.

DIVIDEND PAYMENT RISK. Dividend payment risk is the risk that an issuer of a security is unwilling or unable to pay income on a security. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer’s board of directors and the amount of any dividend may vary over time. The COVID-19 pandemic, or any future public health crisis, may adversely impact a company’s willingness or ability to pay dividends in the future or may reduce the level of dividends declared.

STRATEGY CORRELATION RISK. Strategy correlation risk is the risk that your trust’s performance will not sufficiently correspond with the hypothetical back-tested performance of your trust’s investment strategy, if any. This risk applies to your trust if Part A for your trust in this prospectus includes “Hypothetical Back-Tested Performance Information”. This can happen for reasons such as:

•the impracticability of owning each of the strategy securities with the exact weightings at a given time,

•strategy performance is based on a calendar year strategy while trusts may be created at various times during the year and generally have 15 month terms,

•the trust may not be fully invested at all times, and

•trust fees and expenses.

Hypothetical back-tested performance is not actual past performance of this or any trust. Hypothetical back-tested performance is based on application of a trust’s investment strategy as of a particular time.

INDEX CORRELATION RISK. The Morningstar Dividend Yield Select Trust invests in equity securities from the Index selected prior to the date of the trust’s formation. The securities in that trust’s portfolio will not change if the Index components, or their weightings within the Index, change. The performance of that trust may not correspond with the Index for this reason and because the trust incurs a sales charge and expenses.

CONCENTRATION RISK. Concentration risk is the risk that the value of your trust is more susceptible to fluctuations based on factors that impact a particular sector because the portfolio concentrates in securities issued by companies within that sector. A portfolio “concentrates” in a sector when securities in a particular sector make up 25% or more of the portfolio. Refer to the “Principal Risk Considerations” in Part A for your trust in this prospectus for sector concentrations.

Information Technology Sector. The Argus Dividend Growers Total Return Trust invests significantly in securities of companies in the information technology sector. Information technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Information technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources. Information technology company stocks may experience extreme price and volume fluctuations that are often unrelated to their operating performance, and may experience significant declines in their share values.

Utilities Sector. The Defensive 50 Equities Trust invests significantly in securities of companies in the utilities sector. General risks of utility companies include risks of increases in energy and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations which may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or man-made disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. In addition, taxes, government regulation, international politics, price and supply fluctuations, and volatile interest rates and energy conservation may cause difficulties for utilities companies. Utilities companies experience certain of these problems to varying degrees.

FOREIGN ISSUER RISK.  An investment in securities of foreign issuers involves certain risks that are different in some respects from an investment in securities of domestic issuers. These include risks associated with future political and economic developments, international trade conditions, foreign withholding taxes, liquidity concerns, currency fluctuations, volatility, restrictions on foreign investments and exchange of securities, potential for expropriation of assets, confiscatory taxation, difficulty in obtaining or enforcing a court judgment, potential inability to collect when a company goes bankrupt and economic, political or social instability. Moreover, individual foreign economies may differ favorably or unfavorably from the U.S. economy for reasons including differences in growth of gross domestic product, rates of inflation, capital reinvestment, resources, self-sufficiency and balance of payments positions. There may be less publicly available information about a foreign issuer than is available from a domestic issuer as a result of different accounting, auditing and financial reporting standards. Some foreign markets are less liquid than U.S. markets which could cause securities to be bought at a higher price or sold at a lower price than would be the case in a highly liquid market.

Securities of certain foreign issuers may be denominated or quoted in currencies other than the U.S. dollar. Foreign issuers also pay dividends and conduct business in foreign currencies. Many foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons. Changes in foreign currency exchange rates may affect the value of foreign securities and dividend payments. Generally, when the U.S. dollar rises in value against a foreign currency, a security denominated in that currency loses value because the currency is worth fewer U.S. dollars. Conversely, when the U.S. dollar decreases in value against a foreign currency, a security denominated in that currency gains value because the currency is worth more U.S. dollars. The U.S. dollar value of dividend payments on foreign securities will fluctuate similarly with changes in foreign currency values.

Brokerage and other transaction costs on foreign exchanges are often higher than in the U.S. and there is generally less governmental supervision of exchanges, brokers and issuers in foreign countries. The increased expense of investing in foreign markets may reduce the amount an investor can earn on its investments and typically results in a higher operating expense ratio than investments in only domestic securities. Custody of certain securities may be maintained by a global custody and clearing institution. Settlement and clearance procedures in certain foreign markets differ significantly from those in the U.S. Foreign settlement and clearance procedures and trade regulations also may involve certain risks (such as delays in payment for or delivery of securities) not typically associated with the settlement of domestic securities. Round lot trading requirements exist in certain foreign securities markets which could cause the proportional composition and diversification of the portfolio to vary when your trust buys or sells securities.

Certain foreign securities may be held in the form of American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”), or other similar receipts. Depositary receipts represent receipts for foreign securities deposited with a custodian (which may include the trustee of your trust). Depository receipts may not be denominated in the same currency as the securities into which they may be converted. ADRs typically trade in the U.S. in U.S. dollars and are registered with the Securities and Exchange Commission. GDRs are similar to ADRs, but GDRs typically trade outside of the U.S. and outside of the country of the issuer in the currency of the country where the GDR trades. Depositary receipts generally involve most of the same types of risks as foreign securities held directly but typically also involve additional expenses associated with the cost of the custodian’s services. Some depositary receipts may experience less liquidity than the underlying securities traded in their home market. Certain depositary receipts are unsponsored (i.e. issued without the participation or involvement of the issuer of the underlying security). The issuers of unsponsored depositary receipts are not obligated to disclose information that may be considered material in the U.S. Therefore, there may be less information available regarding these issuers which can impact the relationship between certain information impacting a security and the market value of the depositary receipts.

EMERGING MARKETS. Your trust may invest in certain securities issued by entities located in emerging markets. Emerging markets are generally defined as countries in the initial states of their industrialization cycles with low per capita income. The markets of emerging markets countries are generally more volatile than the markets of developed countries with more mature economies. Emerging market companies are also subject to a greater risk of market closure or manipulation, less liquidity, limited reliable access to capital and exchange delistings. Differences in applicable regulatory, accounting, auditing and financial reporting and recordkeeping standards create difficulties in evaluating emerging market companies due to lower quality or less available financial information. Additionally, the rights and remedies available to investors in emerging market securities may be more limited than those available for investments in more developed markets. All of the risks of investing in foreign securities described above are heightened by investing in emerging markets countries. The limitations associated with investments in emerging market companies could impact your trust’s ability to achieve its investment objective.

SMALL AND MID-SIZE COMPANIES. Your trust may invest in stocks issued by small and mid-size companies. The share prices of these companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

REAL ESTATE INVESTMENT TRUSTS. Your trust may invest in securities issued by real estate investment trusts (“REITs”). REITs may be exposed to the risks associated with the ownership of real estate which include, among other factors, changes in general U.S., global and local economic conditions, declines in real estate values, changes in the financial health of tenants, overbuilding and increased competition for tenants, oversupply of properties for sale, changing demographics, changes in interest rates, tax rates and other operating expenses, changes in government regulations, faulty construction and the ongoing need for capital improvements, regulatory and judicial requirements including relating to liability for environmental hazards, changes in neighborhood values and buyer demand, and the unavailability of construction financing or mortgage loans at rates acceptable to developers.

Many factors can have an adverse impact on the performance of a REIT, including its cash available for distribution, the credit quality of the REIT or the real estate industry generally. The success of a REIT depends on various factors, including the occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all negatively impact REITs, their future earnings and share prices. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. Properties owned by a REIT may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs. You should also be aware that REITs may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if REIT securities are acquired at or near the top of the cycle, there is increased risk of a decline in value of the REIT securities. At various points in time, demand for certain types of real estate may inflate the value of real estate. This may increase the risk of a substantial decline in the value of such real estate and increase the risk of a decline in the value of the securities. REITs are also subject to defaults by borrowers and the market’s perception of the REIT industry generally. Because of their structure, and a current legal requirement that they distribute at least 90% of their taxable income to shareholders annually, REITs require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, REITs historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may adversely affect REIT equity share market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially if REITs issue stock when real estate prices are relatively high and stock prices are relatively low.

Mortgage REITs engage in financing real estate, purchasing or originating mortgages and mortgage-backed securities and earning income from the interest on these investments. Such REITs face risks similar to those of other financial firms, such as changes in interest rates, general market conditions and credit risk, in addition to risks associated with an investment in real estate.

LIQUIDITY RISK. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security.

LEGISLATION/LITIGATION. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the securities held by your trust. In addition, litigation regarding any of the issuers of the securities or of the industries represented by these issuers may negatively impact the share prices of these securities. No one can predict what impact any pending or threatened litigation will have on the share prices of the securities.

SELECTION RISK. Selection risk is the risk that the securities selected for inclusion in your trust will underperform the markets, relevant indices or the securities selected by other funds with similar investment objectives and investment strategies. This means you may lose money or earn less than other comparable investments.

UNMANAGED PORTFOLIO. Your trust is a unit investment trust and is not an actively managed fund. Unlike a managed investment company in which there may be frequent changes in the portfolio of securities based upon economic, financial and market analyses, your trust’s portfolio will remain relatively fixed and is not subject to such frequent changes based upon continuous analysis. Your trust will generally sell securities: to pay expenses, in limited circumstances to protect your trust, to take actions in response to corporation actions and other events impacting the portfolio securities, to make required distributions or avoid imposition of taxes on your trust or as permitted by the trust agreement. Since your trust will not sell securities in response to ordinary market fluctuations, the amount realized upon the sale of portfolio securities may not be the highest price attained by an individual security during the life of your trust.

NO FDIC GUARANTEE. An investment in your trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING

OFFERING PRICE. Units of your trust are offered at the public offering price. The public offering price per unit is equal to the net asset value per unit plus organization costs plus the applicable sales charge described in this prospectus. The “net asset value per unit” is the value of the securities, cash and other assets in your trust reduced by the liabilities of your trust divided by the total units outstanding. The public offering price of units is sometimes referred to as the “offer price” or “purchase price.” Unit prices are available at www.smarttrustuit.com or through your financial professional.

The offer price will be effective for all orders received prior to the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time), provided that on the first day units are sold the unit price will be computed as of the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later. If the sponsor receives your order prior to the close of regular trading on the New York Stock Exchange, or authorized financial professionals receive your order prior to that time, then in most instances you will receive the price computed on the date of receipt. If the sponsor receives your order after the close of regular trading on the New York Stock Exchange, or if authorized financial professionals receive your order after that time, then in most instances you will receive the price computed on the date of the next determined offer price provided that your order is received in a timely manner on that date. It is the responsibility of the authorized financial professional to transmit the orders that they receive to the sponsor in a timely manner. Certain broker-dealers may charge a transaction or other fee for processing unit purchase orders.

The minimum purchase is generally 100 units for individual purchasers and for purchases by certain custodial accounts or Individual Retirement Accounts, self-employed retirement plans, pension funds and other tax-deferred retirement plans. The minimum purchase requirements are subject to waiver and may vary by selling firm.

VALUE OF SECURITIES. The trustee determines the value of the securities as of the close of regular trading on the New York Stock Exchange on each day that exchange is open. The trustee generally determines the value of securities using the closing sale price for securities traded on a national or foreign securities exchange. In some cases the trustee will price a security based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. The trustee will only do this if a security is not principally traded on a national or foreign securities exchange or if current market quotes are unavailable or inappropriate.

The trustee determined the initial prices of the securities shown under “Portfolio of Investments” for your trust as described above at the close of regular trading on the New York Stock Exchange on the business day before the date of this prospectus. On the first day units are sold, the trustee will value the securities as of the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

ORGANIZATION COSTS. During the initial offering period, part of the value of the securities represents an amount that will pay the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, the portfolio consultant’s security selection fee (if applicable), any one-time license fee (if applicable), the initial fees and expenses of the trustee and the initial audit. Your trust will sell securities to reimburse the sponsor for these costs at the end of the initial offering period or after six months, if earlier. The value of the units will decline when your trust pays these costs.

SALES CHARGE. You pay a fee in connection with purchasing units. This is referred to as the “transactional sales charge.” The transactional sales charge has both an initial and a deferred component and equals 1.35% of the public offering price per unit based on a $10 public offering price per unit. This percentage amount of the transactional sales charge is based on the unit price on the initial date of deposit. The transactional sales charge equals the difference between the total sales charge and the creation and development fee. As a result, the percentage and dollar amount of the transactional sales charge will vary as the public offering price per unit varies. The transactional sales charge does not include the creation and development fee which is described in more detail under “Trust Expenses and Charges” for your trust.

The maximum total sales charge equals 1.85% of the public offering price per unit at the time of purchase. You pay the initial sales charge, if any, at the time you buy units. The initial sales charge is the difference between the total sales charge percentage (maximum of 1.85% of the public offering price per unit) and the sum of the remaining fixed dollar deferred sales charge and the total fixed dollar creation and development fee. The initial sales charge will be approximately 0.00% of the public offering price per unit on a $10 public offering price per unit. If the public offering price per unit exceeds $10, you will be charged an initial sales charge equal to the difference between the maximum sales charge percentage (maximum of 1.85% of the public offering price per unit) and the sum of the remaining fixed dollar deferred sales charge and total fixed dollar creation and development fee. The deferred sales charge is fixed at $0.135 per unit. Your trust pays the deferred sales charge in equal monthly installments as described in the “Fee Table” for your trust. If you redeem or sell units prior to collection of the total deferred sales charge, you will pay any remaining deferred sales charge upon redemption or sale of units. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period. If you redeem or sell units prior to the end of the initial offering period, you will not pay the remaining creation and development fee. Because the deferred sales charge and creation and development fee are fixed dollar amounts per unit, the actual charges will exceed the percentages shown in the “Fee Table” for your trust if the public offering price per unit falls below $10 and will be less than the percentages shown in the “Fee Table” for your trust if the public offering price per unit exceeds $10. In no event will the total sales charge exceed 1.85% of the public offering price per unit.

Since the deferred sales charge and creation and development fee are fixed dollar amounts per unit, your trust must charge these amounts per unit regardless of any decrease in net asset value. However, if the public offering price per unit falls to the extent that the maximum sales charge percentage results in a dollar amount that is less than the combined fixed dollar amounts of the deferred sales charge and creation and development fee, your initial sales charge will be a credit equal to the amount by which these fixed dollar charges exceed the sales charge at the time you buy units. In such a situation, the value of securities per unit would exceed the public offering price per unit by the amount of the initial sales charge credit and the value of those securities will fluctuate, which could result in a benefit or detriment to unitholders that purchase units at that price. The initial sales charge credit is paid by the sponsor and is not paid by your trust. The “Fee Table” for your trust shows the sales charge calculation at a $10 public offering price per unit and the following examples illustrate the sales charge at prices below and above $10. If the public offering price per unit fell to $9, the maximum sales charge would be $0.1665 (1.85% of the public offering price per unit), which consists of an initial sales charge of -$0.0185, a deferred sales charge of $0.135 and a creation and development fee of $0.05. If the public offering price per unit rose to $11, the maximum sales charge would be $0.2035 (1.85% of the public offering price per unit), consisting of an initial sales charge of $0.0185, a deferred sales charge of $0.135 and a creation and development fee of $0.05. The actual sales charge that may be paid by an investor may differ slightly from the sales charges shown herein due to rounding that occurs in the calculation of the public offering price and in the number of units purchased.

If you purchase units after the last deferred sales charge payment has been assessed, the secondary market sales charge is equal to 1.85% of the public offering price and does not include deferred payments.

DISCOUNTS. There are a variety of ways for you to reduce the sales charge you pay. It is your financial professional’s responsibility to alert the sponsor of any sales charge discount when you order units. Except as expressly provided herein, you may not combine discounts. Since the deferred sales charge and the creation and development fee are fixed dollar amounts per unit, your trust must charge these fees per unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales charge is less than the fixed dollar amounts of the deferred sales charge and the creation and development fee, the sponsor will credit you the difference between your total sales charge and these fixed dollar fees at the time you buy units.

Employee Discount. A portion of the sales charge is waived for purchases by officers, directors and employees (and immediate family members) of the sponsor and its affiliates and dealers and their affiliates, other than Morgan Stanley, whose discounts are described below. Immediate family members include spouses, children or step-children under 21 living in the same household, parents or step-parents, and trustees, custodians or fiduciaries for the benefit of such persons. These purchases may be made at the public offering price per unit less the applicable dealer concession. These discounts apply during the initial offering period and in the secondary market. All employee discounts are subject to the policies of the related selling firm. Only officers, directors and employees of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

A portion of the sales charge is also waived for purchases by employees (including employee-related accounts according to Morgan Stanley’s account linking rules) of Morgan Stanley and its affiliates who purchase units through a Morgan Stanley Wealth Management brokerage account. These purchases may be made at the public offering price per unit less the applicable dealer concession. These discounts apply during the initial offering period and in the secondary market. This employee discount is subject to the policies of Morgan Stanley.

Fee Accounts. Investors may purchase units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge investor accounts (“Fee Accounts”) periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with an investment account for which a comprehensive “wrap fee” charge (“Wrap Fee”) is imposed. You should consult your financial advisor to determine whether you can benefit from these accounts. To purchase units in these Fee Accounts, your financial advisor must purchase units designated with one of the Fee Based CUSIP Numbers set forth under “Essential Information” for your trust, if available. Please contact your financial advisor for more information. If units of your trust are purchased for a Fee Account and the units are subject to a Wrap Fee in such Fee Account (i.e., your trust is “Wrap Fee Eligible”) then investors may be eligible to purchase units of your trust in these Fee Accounts that are not subject to the transactional sales charge but will be subject to the creation and development fee that is retained by the sponsor. For example, this table illustrates the sales charge you will pay as a percentage of the initial $10 public offering price per unit (the percentage will vary with the unit price).

Initial sales charge	0.00%
Deferred sales charge	0.00%
Transactional sales charge	0.00%
Creation and development fee	0.50%
Total sales charge	0.50%

This discount applies only during the initial offering period. Certain Fee Account investors may be assessed transaction or other fees on the purchase and/or redemption of units by their broker-dealer or other processing organizations for providing certain transaction or account activities. The sponsor reserves the right to limit or deny purchases of units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to your trust.

Certain Self-Directed Brokerage Platforms. Purchases of units through E*TRADE and/or any other Morgan Stanley self-directed brokerage platform will be executed at the public offering price less the portion of the transactional sales fee that would be paid to distribution firms. Such purchases are subject to the creation and development fee that is retained by the sponsor. This discount applies during the initial offering period and in the secondary market.

DISTRIBUTION OF UNITS. Units will be distributed to the public at the public offering price by the sponsor and through broker-dealers and other selling firms. The sponsor generally qualifies units for sale in various states in the United States. The sponsor does not register units for sale in any foreign country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. The sponsor may reject any order for units in whole or in part.

The sponsor compensates broker-dealers and other selling firms when they sell units. This compensation includes the broker-dealer concessions or agency commissions described in the table below and other compensation described in this section. Any sales charge discount is borne by the broker-dealer or selling firm out of the dealer concession unless provided otherwise below. The broker-dealer concession or agency commission for initial offering period transactions is 1.25% of the public offering price per unit.

No dealer concession is paid to broker-dealers or other selling firms in connection with unit sales in Fee Accounts subject to a Wrap Fee that are eligible to receive the “Fee Account” sales charge discount described in this prospectus. The broker-dealer concession or agency commission for secondary market sales is 1.25% of the public offering price per unit, provided however that any sales charge discount is borne by the broker-dealer or selling firm out of the dealer concession for transactions in the secondary market. The sponsor reserves the right to change the amount of concessions or agency commissions from time to time.

In addition to the concessions set forth above, broker-dealers and other selling firms will be eligible to receive additional compensation for volume sales of eligible units of certain Hennion & Walsh-sponsored unit investment trusts.

The additional concession in a calendar month is based on total initial offering period sales of eligible trusts during the 12-month period through the end of the preceding calendar month as set forth in the following table:

Initial Offering Period Sales In Preceding 12 Months	Volume Concession
$25,000,000 but less than $100,000,000	0.035%
$100,000,000 but less than $150,000,000	0.050
$150,000,000 but less than $250,000,000	0.075
$250,000,000 but less than $1,000,000,000	0.100
$1,000,000,000 but less than $5,000,000,000	0.125
$5,000,000,000 but less than $7,500,000,000	0.150
$7,500,000,000 or greater	0.175

This volume concession will be paid on units of eligible Hennion & Walsh-sponsored trusts sold in the initial offering period. For a trust to be eligible for this additional volume concession, your trust’s prospectus must include disclosure related to this additional concession; a trust is not eligible for this additional volume concession if the prospectus for such trust does not include disclosure related to this additional volume concession. There will be no additional volume concessions on the sale of units which are not subject to a transactional sales charge. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions, subject to the policies and instructions of the related selling firm. Eligible broker dealers and other selling firms include clearing firms that place orders with the sponsor and provide the sponsor with information with respect to the representatives who initiated such transactions. Eligible broker-dealers and other selling firms will not include firms that solely provide clearing services to other broker-dealer firms or firms who place orders through clearing firms that are eligible dealers. Redemptions of units during the initial offering period will reduce the amount of units used to calculate the additional volume concessions. Secondary market sales of all units are excluded for purposes of these additional volume concessions. The sponsor will pay these amounts out of its own assets within a reasonable time following each calendar quarter.

Some broker-dealers and other selling firms may limit the compensation they or their representatives receive in connection with unit sales. As a result, certain broker-dealers and other selling firms may waive or refuse payment of all or a portion of the regular concession or agency commission and/or volume concession described above and instruct the sponsor to retain such amounts rather than pay or allow the amounts to such firm.

The sponsor may provide, at its own expense and out of its own profits, additional compensation and benefits to broker-dealers and selling firms that sell units of your trust and the sponsor’s other products. This compensation is intended to result in additional sales of the sponsor’s products and/or compensate broker-dealers, selling firms and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of our products by the intermediary or its agents, the placing of the sponsor’s products on a preferred or recommended product list and access to an intermediary’s personnel. The sponsor may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary’s representatives or offices, obtaining shelf space in intermediary firms and similar activities designed to promote the sale of the sponsor’s products. The sponsor may make such payments to a substantial majority of intermediaries that sell its products. The sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph and the volume concessions described above, some of which may be characterized as “revenue sharing,” may create an incentive for financial intermediaries and their agents to sell or recommend the sponsor’s products, including your trust, over other products. These arrangements will not change the price you pay for your units.

The sponsor may gain or lose money when it holds units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price the sponsor pays for units and the price at which it sells or redeems them. The sponsor may also gain or lose money when it deposits securities to create units. The amount of the sponsor’s profit or loss on the initial deposit of securities into your trust is shown in the “Notes to Portfolio of Investments” for your trust. The trustee may utilize the services of the sponsor for the purchase or sale of all or a portion of the portfolio securities in your trust and the sponsor may receive brokerage commissions from your trust in connection with these transaction in accordance with applicable law.

REDEMPTION AND SALE OF UNITS

You may sell or redeem units on any business day the New York Stock Exchange is open through your financial professional or the trustee. The sale and redemption price of units is equal to the net asset value per unit, provided that you will not pay any remaining creation and fee and organization costs if you sell or redeem units during the initial offering period. The sale and redemption price is sometimes referred to as the “liquidation price.” You may pay any remaining deferred sales charge when you sell or redeem units. Certain broker-dealers may charge a transaction or other fee for processing unit redemptions.

SALES OF UNITS. The sponsor intends to repurchase units from unitholders throughout the life of your trust at the current net asset value of the units, provided that you will not pay any remaining creation and fee and organization costs if you sell units during the initial offering period. The sponsor may resell repurchased units to other investors at the public offering price or redeem them for the redemption price. The sponsor’s secondary market repurchase price is the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current repurchase prices to determine the best price available. The sponsor is not obligated to maintain a market and may stop doing so without prior notice for any reason. If a market is not maintained, you will be able to redeem units with the trustee at the same price as the sponsor’s repurchase price. If you sell units prior to the collection of the entire deferred sales charge, you will be assessed the amount of the remaining deferred sales charge at the time of sale.

REDEMPTION OF UNITS. You may also redeem units directly with the trustee on any day the New York Stock Exchange is open. The redemption price that you will receive for units is equal to the net asset value per unit, provided that you will not pay any remaining creation and development fee or organization costs if you redeem units during the initial offering period. You will pay any remaining deferred sales charge at the time you redeem units. You will receive the net asset value for a particular day if the trustee receives your completed redemption request prior to the close of regular trading on the New York Stock Exchange. Redemption requests received by authorized financial professionals prior to the close of regular trading on the New York Stock Exchange are priced based on the date of receipt in most instances. Redemption requests received by the trustee after the close of regular trading on the New York Stock Exchange, or redemption requests received by authorized financial professionals after that time, are priced based on the date of the next determined redemption price provided they are received in a timely manner by the trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the trustee so they will be received in a timely manner. If your request is not received in a timely manner or is incomplete in any way, you will receive the next net asset value computed after the trustee receives your completed request.

If you redeem units, the trustee will generally send you a payment for units no later than seven days after it receives all necessary documentation (this will usually only take two business days). The only time the trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any other period that the Securities and Exchange Commission permits.

You can request an in-kind distribution of the securities underlying units if you tender at least 2,500 units for redemption (or such other amount as required by your financial professional’s firm). This option is generally available only for securities traded and held in the United States. The trustee will make any in-kind distribution of securities by distributing applicable securities in book entry form to the account of your financial professional at The Depository Trust Company. You will receive whole shares of the applicable securities and cash equal to any fractional shares or securities not distributed in-kind. You may not request this option in the last 30 days of your trust’s life. This option may be discontinued upon 60 days notice.

DISTRIBUTIONS

Your trust generally pays distributions of its net investment income along with any excess capital on each distribution date to unitholders of record as of the preceding record date. If your trust is a “grantor trust” for federal tax purposes, your trust will generally only make a distribution if the total cash held for distribution equals at least 0.1% of your trust’s net asset value as determined under the trust agreement. The record and distribution dates and tax status are shown in the “Essential Information” for your trust. An investor becomes a unitholder of record on the settlement date of the unit purchase (generally two business days following the purchase date). You may elect to either reinvest your distribution proceeds in additional units of your trust (as described below) or receive distributions in cash. In some cases, your trust might pay a special distribution if it holds an excessive amount of cash pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in your trust portfolio. In addition, if your trust is structured as a “regulated investment company” for federal tax purposes, it will generally make required distributions or distributions to avoid the imposition of tax at the end of each year.

The issuers in your trust’s portfolio make dividend payments at various times during the year. When your trust receives dividends from issuers, the trustee credits the dividends to your trust’s accounts. Because your trust does not necessarily receive dividends or income payments from the issuers at a constant rate throughout the year, your trust’s income distributions to unitholders will fluctuate. The amount of your distributions will also vary from time to time as companies change their dividends, securities are liquidated from the portfolio or trust expenses change.

Distributions may be reinvested into additional units of your trust by participating in your trust’s reinvestment option. In order to participate in the reinvestment option, investors should purchase units with a “Reinvestment” CUSIP number set forth in the “Essential Information” for your trust. You may also make or change your reinvestment election by contacting your financial professional or the trustee at least 10 days before the next applicable record date. This reinvestment option may be subject to availability or limitation by the broker-dealer or selling firm. In certain circumstances, broker-dealers may suspend or terminate the offering of a reinvestment option at any time. Once you have elected to participate in the reinvestment option, each distribution of income or principal on the participant’s units will be automatically applied by the trustee to purchase additional units of your trust. The sponsor reserves the right to modify or terminate the reinvestment plan at any time without prior notice. Distributions on units may be reinvested by participating in your trust’s reinvestment plan. Units acquired by reinvestment are not subject to a sales charge as described in “Public Offering.”

TRUST ADMINISTRATION

PORTFOLIO ADMINISTRATION. Your trust is a unit investment trust and is not an actively managed fund. Unlike a managed fund, your trust’s portfolio will remain relatively fixed. Your trust will generally sell securities: to pay expenses, to issue additional units or redeem units, in limited circumstances to protect your trust, to take actions in response to corporation actions and other events impacting the portfolio securities, to make required distributions or avoid imposition of taxes on your trust or as permitted by the trust agreement.

When your trust sells securities, the composition and diversification of the securities in the portfolio may be altered. If a public tender offer has been made for a security or a merger, acquisition or similar transaction has been announced affecting a security, the sponsor may direct the trustee to sell the security or accept a tender offer if the supervisor determines that the action is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders unless it is used to pay expenses or unit redemptions. If an offer by the issuer of any of the portfolio securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee will reject the offer unless your trust is a “regulated investment company” for tax purposes (see “Essential Information — Tax Structure” for your trust in this prospectus). If your trust is a “regulated investment company” for tax purposes and an offer by the issuer of any portfolio securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee may either vote for or against, or accept or reject, any offer for new or exchanged securities or property in exchange for a trust portfolio security at the direction of the sponsor. If any such issuance, exchange or substitution occurs (regardless of any action or rejection by your trust), any securities and/or property received will be deposited into your trust and will be promptly sold by the trustee pursuant to the sponsor’s direction, unless the sponsor advises the trustee to keep such securities or property. In determining whether to dispose of or hold portfolio securities, new securities or property, the sponsor may be advised by your trust’s portfolio supervisor. If any contract for the purchase of securities fails, the sponsor will refund the cash and sales charge attributable to the failed contract to unitholders on or before the next distribution date unless substantially all of the moneys held to cover the purchase are reinvested in substitute securities in accordance with your trust agreement. If your trust is a “regulated investment company” for tax purposes, the sponsor may direct the reinvestment of security sale proceeds if the sale is the direct result of serious adverse credit factors which, in the opinion of the sponsor, would make retention of the securities detrimental to such trusts. In such a case, the sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in your trust on the initial date of deposit. The sponsor may also instruct the trustee to take action necessary to ensure that the portfolio continues to satisfy the qualifications of a “regulated investment company” for tax purposes.

The size of your trust will increase as units are sold and your trust will acquire additional portfolio securities. When additional units are created, the existing portfolio will be replicated to the extent practicable. When your trust buys securities, it may pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time units are created and the time your trust buys the securities. When your trust buys or sells securities, it may place orders with and pay brokerage commissions to certain directed brokers that sell units or are affiliated with your trust or the trustee.

REPORTS.  The trustee or your financial professional will make available to you a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust’s activity and certain tax information accessible through the sponsor’s website at https://www.smarttrust.com and retrievable by CUSIP. You may also request a copy of the annual report to be sent to you by calling the sponsor at (800)-428-8890. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

AMENDING THE TRUST AGREEMENT.  The sponsor and the trustee can change the trust agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest (as determined by the sponsor and the trustee). The sponsor and trustee cannot change the trust agreement to reduce your interest in your trust without your consent. Investors owning two-thirds of the units in your trust may vote to change the trust agreement.

TRUST TERMINATION. Your trust will terminate on the mandatory termination date set forth under “Essential Information” for your trust. The trustee may terminate your trust early if the value of your trust is less than 40% of the original value of the securities in your trust at the time of deposit. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning 100% of the units in your trust may also vote to terminate your trust early. The trustee will liquidate your trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of your trust would be reduced to less than 40% of the value of the securities at the time they were deposited in your trust. If this happens, the sponsor and your financial professional will refund any sales charge that you paid.

The trustee will notify you of any termination and sell any remaining securities. The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units. When your trust terminates, you may be able to roll your investment into a subsequent series of your trust as described under “Rollover” below.

ROLLOVER. The sponsor may offer a subsequent series of your trust when your trust offered in this prospectus terminates. In this case, when your trust terminates you will have the option to (1) participate in a rollover and have your units reinvested into a subsequent trust series through a rollover as described in this section, if available, or (2) receive a cash distribution as described above under “Trust Termination.”

If you elect to participate in a rollover, your units will be redeemed on your trust’s termination date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series, if available, at the applicable public offering price for the new trust. The trustee will attempt to sell securities to satisfy the redemption as quickly as practicable on the termination date. The sponsor does not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the securities and could impact the length of the sale period. The liquidity of any security depends on the daily trading volume of the security and the amount available for redemption and reinvestment on any day.

The sponsor intends to make subsequent trust series available for sale at various times during the year. Of course, the sponsor cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as your current trust. The sponsor cannot guarantee that a rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by your trust’s procedures. The sponsor may, in its sole discretion, modify a rollover or stop creating units of a trust at any time regardless of whether all proceeds of unitholders have been reinvested in a rollover. The sponsor may decide not to offer the rollover option upon 60 days notice. Cash which has not been reinvested in a rollover will be distributed to unitholders shortly after the termination date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a rollover but may not be entitled to a deduction for capital losses due to the “wash sale” tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See “Taxes.”

THE SPONSOR. The sponsor is Hennion & Walsh, Inc., a New Jersey corporation. The sponsor is a full service broker-dealer, registered under the Securities Exchange Act of 1934. The sponsor was established in 1989 and is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation. The sponsor maintains its principal business office in Parsippany, New Jersey. If the sponsor fails to or cannot perform its duties as sponsor or becomes bankrupt, the trustee may replace the sponsor, continue to operate your trust without a sponsor or terminate your trust. The sponsor may also resign by notifying the trustee.

The sponsor and your trust have adopted a code of ethics requiring the sponsor’s employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

The sponsor or an affiliate may use the list of securities in your trust in its independent capacity (which may include acting as an investment adviser or broker-dealer) and distribute this information to various individuals and entities. The sponsor or an affiliate may recommend or effect transactions in the securities. This may also have an impact on the price your trust pays for the securities and the price received upon unit redemption or trust termination. For example, some or all of the securities in your trust may also be owned by other clients of the sponsor and its affiliates. However, because your trust is not a managed fund or because these clients have differing investment objectives, the sponsor or its affiliates may sell or recommend the sale of certain securities from those accounts in instances where a sale by your trust would not occur or would be impermissible, such as to maximize return by taking advantage of market fluctuations. The sponsor may act as agent or principal in connection with the purchase and sale of securities, including those held by your trust, and may act as a specialist market maker in the securities. The sponsor may also issue reports and make recommendations on the securities in your trust. The sponsor or an affiliate may have participated in a public offering of one or more of the securities in your trust. The sponsor, an affiliate or their employees may have a long or short position in these securities or related securities. An officer, director or employee of the sponsor or an affiliate may be an officer or director for the issuers of the securities.

THE SUPERVISOR. The supervisor is Hennion & Walsh Asset Management, Inc., a New Jersey corporation. The supervisor is an affiliate of the sponsor and is an investment adviser registered with the Securities and Exchange Commission. The sponsor may remove and replace the supervisor in some cases without your consent. The supervisor may also resign by notifying the sponsor and trustee.

THE TRUSTEE. The Bank of New York Mellon is the trustee of your trust with its principal unit investment trust division offices located at 240 Greenwich Street, 22W Floor, New York, NY 10286. You can contact the trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment trust office. The sponsor may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying the sponsor.

TRUST EXPENSES AND CHARGES

Your trust will pay various fees and expenses to conduct its operations. The “Fee Table” for each trust in this prospectus shows the estimated amount of these fees and expenses.

The sponsor will receive a fee from your trust for creating and developing your trust, including determining your trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. This “creation and development fee” is a charge of $0.05 per unit outstanding at the end of the initial offering period. The trustee will deduct this amount from your trust’s assets as of the close of the initial offering period. The sponsor does not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts.

The supervisor will be compensated for providing portfolio supervisory services as well as bookkeeping and other administrative services to your trust. This fee may exceed the actual cost of providing portfolio supervisory, bookkeeping and administrative services for your trust, but at no time will the total amount received for such services rendered to all series of the SmartTrusts in any calendar year exceed the aggregate cost to the portfolio supervisor of supplying such services in such year.

The sponsor may receive brokerage fees when your trust uses it as agent in buying or selling securities. As authorized by the trust indenture, the trustee may employ a subsidiary or affiliate of the trustee to act as broker to execute certain transactions for a trust. Your trust will pay for such services at standard commission rates.

The portfolio supervisor fee for bookkeeping and other administrative services and the trustee’s fee are based on the largest aggregate number of units of your trust outstanding at any time during the period for which the compensation is paid. These fees may be adjusted for inflation without unitholders’ approval, but in no case will the annual fee paid to the sponsor or its affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

Your trust will also pay general operating expenses, such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and the sponsor, legal fees and expenses, expenses incurred in contacting you and any applicable license fee for the use of certain service marks, trademarks and/or trade names. Your trust may pay the costs of updating its registration statement each year. The trustee will generally pay trust expenses from distributions received on the securities but in some cases may sell securities to pay trust expenses.

If your trust holds funds, your trust will also indirectly bear the expenses of any funds in your trust portfolio. While your trust will not pay these expenses directly out of its assets, these expenses are shown in your trust’s annual operating expenses in the “Fee Table” for your trust in this prospectus to illustrate the impact of these expenses.

TAXES

REGULATED INVESTMENT COMPANIES. This section summarizes some of the main U.S. federal income tax consequences of owning units of your trust if your trust qualifies as a “regulated investment company” under federal tax laws. The tax structure of your trust is set forth under “Essential Information — Tax Structure” for your trust in this prospectus.

This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in your trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status. Your trust intends to qualify as a “regulated investment company” under the federal tax laws. If your trust qualifies as a regulated investment company and distributes its income as required by the tax law, your trust generally will not pay federal income taxes. If your trust invests in a partnership, an adverse federal income tax audit of that partnership could result in the trust being required to pay federal income tax or pay a deficiency dividend (without having received additional cash).

Distributions. Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates your trust’s distributions into three categories: ordinary income distributions, capital gain dividends and return of capital. Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from your trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gain dividends as long-term capital gains regardless of how long you have owned your units. To determine your actual tax liability for your capital gain dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, your trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. A return of capital, although not initially taxable to you, will result in a reduction in the basis in your units and subsequently could result in you having to pay higher taxes in the future when units are sold or redeemed even if you sell or redeem the units at a loss from your original investment. In addition, if the non-dividend distribution exceeds your basis in your units, you will have long-term or short-term gain depending upon your holding period. The tax status of your distributions from your trust is not affected by whether you reinvest your distributions in additional units or receive them in cash. The income from your trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year. Income from your trust may also be subject to a 3.8 percent “medicare tax.” This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

Dividends Received Deduction. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to many dividends received from your trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on units that are attributable to qualifying dividends received by your trust from certain corporations may be reported by the trust as being eligible for the dividends received deduction.

Sale or Redemption of Units.  If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your units.

An election may be available to you to defer recognition of capital gain if you make certain qualifying investments within a limited time. You should talk to your tax advisor about the availability of this deferral election and its requirements.

Capital Gains and Losses and Certain Ordinary Income Dividends.  If you are an individual, the maximum marginal stated federal income tax rate for net capital gain is generally 20% (15% or 0% for taxpayers with taxable incomes below certain thresholds). Some capital gains, including some portion of your capital gain dividends, may be taxed at a higher maximum marginal stated federal income tax rate. Some portion of your capital gain dividends may be attributable to the trust’s interest in a master limited partnership which may be subject to a maximum marginal stated federal income tax rate of 28%, rather than the rates set forth above. In addition, capital gain received from assets held for more than one year that is considered “unrecaptured section 1250 gain” (which may be the case, for example, with some capital gains attributable to equity interests in real estate investment trusts that constitute interests in entities treated as real estate investment trusts for federal income tax purposes) is taxed at a maximum marginal stated federal income tax rate of 25%. In the case of capital gain dividends, the determination of which portion of the capital gain dividend, if any, is subject to the 28% tax rate or the 25% tax rate, will be made based on rules prescribed by the United States Treasury. Capital gains may also be subject to the “medicare tax” described above.

An election may be available to you to defer recognition of the gain attributable to a capital gain dividend if you make certain qualifying investments within a limited time. You should talk to your tax advisor about the availability of this deferral election and its requirements.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. However, if you receive a capital gain dividend from your trust and sell your unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

Ordinary income dividends received by an individual unitholder from a regulated investment company such as your trust are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by your trust itself. Distributions with respect to shares in real estate investment trusts are qualifying dividends only in limited circumstances. Your trust will provide notice to its unitholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

In addition, some portion of the ordinary income dividends on your units that are attributable to dividends received by your trust from shares in real estate investment trusts may be designated by your trust as eligible for a deduction for qualified business income, provided certain holding period requirements are satisfied.

In Kind Distributions. Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of trust securities when you redeem units or when your trust terminates. This distribution will be treated as a sale for federal income tax purposes and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received. The Internal Revenue Service could however assert that a loss could not be currently deducted.

Rollovers and Exchanges. If you elect to have your proceeds from your trust rolled over into a future trust, the exchange would generally be considered a sale for federal income tax purposes.

Treatment of Trust Expenses. Expenses incurred and deducted by your trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these trust expenses as income. You may not be able to deduct some or all of these expenses.

Foreign Tax Credit. If your trust invests in any non-U.S. securities, the tax statement that you receive may include an item showing non-U.S. taxes your trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes your trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

Investments in Certain Non-U.S. Corporations. If your trust holds an equity interest in any “passive foreign investment companies” (“PFICs”), which are generally certain non-U.S. corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its unitholders. Your trust will not be able to pass through to its unitholders any credit or deduction for such taxes. Your trust may be able to make an election that could ameliorate these adverse tax consequences. In this case, your trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, your trust might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs are not treated as qualified dividend income.

Non-U.S. Investors. If you are a non-U.S. investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from your trust will be characterized as dividends for federal income tax purposes (other than dividends which your trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a non-U.S. investor from your trust that are properly reported by your trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that your trust makes certain elections and certain other conditions are met. Distributions from your trust that are properly reported by the trust as an interest-related dividend attributable to certain interest income received by the trust or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the trust may not be subject to U.S. federal income taxes, including withholding taxes when received by certain non-U.S. investors, provided that the trust makes certain elections and certain other conditions are met. For tax years after December 31, 2022, amounts paid to or recognized by a non-U.S. affiliate that are excluded from tax under the portfolio interest, capital gains dividends, short-term capital gains or tax-exempt interest dividend exceptions or applicable treaties, may be taken into consideration in determining whether a corporation is an “applicable corporation” subject to a 15% minimum tax on adjusted financial statement income.

In addition, distributions may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners. This withholding tax is also currently scheduled to apply to the gross proceeds from the disposition of securities that produce U.S. source interest or dividends. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

GRANTOR TRUSTS. This section summarizes some of the main U.S. federal income tax consequences of owning units of your trust if your trust is structured as a grantor trust under the federal tax laws. The tax structure of your trust is set forth under “Essential Information — Tax Structure” for your trust in this prospectus.

This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice and opinion of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in your trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Assets of the Trust. Your trust is expected to hold one or more of the following: (i) shares of stock in corporations (the “Stocks”) that are treated as equity for federal income tax purposes, (ii) equity interests (the “REIT Shares”) in real estate investment trusts (“REITs”) that constitute interests in entities treated as real estate investment trusts for federal income tax purposes, and (iii) shares (the “RIC Shares”) in funds qualifying as regulated investment companies (“RICs”) that are treated as interests in regulated investment companies for federal income tax purposes.

It is possible that your trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by your trust constitute the “Trust Assets.” Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

Trust Status. Your trust is considered a grantor trust under federal income tax laws. In grantor trusts, investors are deemed for federal income tax purposes, to own the underlying assets of the trust directly. All taxability issues are taken into account at the unit owner level. Income passes through to unit owners as realized by the trust.

Income is reported gross of expenses. Expenses are separately reported based on a percentage of distributions. Generally, the cash received by unit owners is the net of income and expenses reported.

The grantor trust structure is a widely held fixed investment trust (“WHFIT”), and falls under what is commonly referred to as the WHFIT regulations.

If your trust is at all times operated in accordance with the documents establishing your trust and certain requirements of federal income tax law are met, your trust will not be taxed as a corporation for federal income tax purposes. As a unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or trust expenses. Income from the trust may also be subject to a 3.8 percent “medicare tax.” This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals. Interest that is excluded from gross income, including exempt-interest dividends from any RIC Shares held by the trust, are generally not included in your net investment income for purposes of this tax.

Your Tax Basis and Income or Loss upon Disposition. If your trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your units or redeem your units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your units (for example, in the case of certain dividends that exceed a corporation’s accumulated earnings and profits, or in the case of certain distributions with respect to any REIT Shares that represent a return of capital, as discussed below).

If you are an individual, the maximum marginal stated federal income tax rate for net capital gain is generally 20% (15% or 0% for taxpayers with taxable incomes below certain thresholds). Some capital gains, including some portion of the capital gain dividends from the RIC Shares, may be taxed at a higher maximum marginal stated federal income tax rate. Some portion of any capital gain dividends you receive might be attributable to a RIC’s interest in a master limited partnership which may be subject to a maximum marginal stated federal income tax rate of 28%, rather than the rates set forth above. In addition, capital gain received from assets held for more than one year that is considered “unrecaptured section 1250 gain” (which may be the case, for example, with some capital gains attributable to equity interests in real estate investment trusts that constitute interests in entities treated as real estate investment trusts for federal income tax purposes) is taxed at a maximum marginal stated federal income tax rate of 25%. In the case of capital gain dividends, the determination of which portion of the capital gain dividend, if any, is subject to the 28% tax rate or the 25% tax rate, will be made based on rules prescribed by the United States Treasury. Capital gains may also be subject to the “medicare tax” described above.

An election may be available to you to defer recognition of capital gain if you make certain qualifying investments within a limited time. You should talk to your tax advisor about the availability of this deferral election and its requirements.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

Dividends from Stocks. Certain dividends received with respect to the Stocks held by the trust, if any, may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied.

Dividends from RIC Shares and REIT Shares. Some dividends on REIT Shares or RIC Shares, if any, held by the trust, may be reported by the REIT or RIC as “capital gain dividends,” generally taxable to you as long-term capital gains. Some dividends on

RIC Shares may qualify as “exempt-interest dividends,” which generally are excluded from your gross income for federal income tax purposes. Some or all of the exempt-interest dividends, however may be taken into account in determining the alternative minimum tax on individuals, and may have other tax consequences (e.g., they may affect the amount of your social security benefits that are taxed). For tax years beginning after December 31, 2022, exempt-interest dividends may affect the corporate alternative minimum tax for certain corporations that are considered “applicable corporations” as defined under the Internal Revenue Code. Other dividends on the REIT Shares or the RIC Shares will generally be taxable to you as ordinary income. Certain ordinary income dividends from a RIC may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the RIC itself. Regulated investment companies are required to provide notice to their shareholders of the amount of any distribution that may be taken into account as a dividend that is eligible for the capital gains tax rates. In limited circumstances, some of the ordinary income dividends from a REIT may also qualify to be taxed at the same rates that apply to net capital gains. If you hold a unit for six months or less or if your trust holds a RIC Share or REIT Share for six months or less, any loss incurred by you related to the disposition of such RIC Share or REIT Share will be disallowed to the extent of the exempt-interest dividends you received. To the extent, if any, it is not disallowed, it will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such RIC Share or REIT Share. Distributions of income or capital gains declared on the REIT Shares or the RIC Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT or the RIC during the following January. Some dividends on the REIT Shares or RIC Shares may be eligible for a deduction for qualified business income provided certain holding period requirements are satisfied.

An election may be available to you to defer recognition of the gain attributable to a capital gain dividend if you make certain qualifying investments within a limited time. You should talk to your tax advisor about the availability of this deferral election and its requirements.

Dividends Received Deduction. Generally, a domestic corporation owning units may be entitled to the dividends received deduction with respect to many dividends received by a trust if certain holding period and other technical requirements are met.

In-Kind Distributions. Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your units or at your trust’s termination. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

Rollovers and Exchanges. If you elect to have your proceeds from your trust rolled over into a future trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your units of your trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

Treatment of Trust Expenses. Generally, for federal income tax purposes, you must take into account your full pro rata share of your trust’s income, even if some of that income is used to pay trust expenses. You may deduct your pro rata share of each expense paid by your trust to the same extent as if you directly paid the expense. You may not be able to deduct some or all of these expenses.

If any of the RICs pay exempt-interest dividends, which are treated as tax-exempt interest for federal income tax purposes, you will not be able to deduct some of your share of the trust expenses. In addition, you will not be able to deduct some of your interest expense for debt that you incur or continue to purchase or carry your units.

Foreign Investors, Taxes and Investments. Distributions by your trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of units held by nonresident alien individuals, foreign corporations or other non- U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some or all of the income from your trust or on any gain from the sale or redemption of your units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. In addition, distributions to, and the gross proceeds from dispositions of units by, (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners, may be subject to a U.S. withholding tax of 30%. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

Some distributions by your trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

Under certain circumstances, a RIC may elect to pass through to its shareholders certain foreign taxes paid by the RIC. If a RIC makes this election with respect to RIC Shares, you must include in your income for federal income tax purposes your portion of such taxes and you may be entitled to a credit or deduction for such taxes.

If any U.S. investor is treated as owning directly or indirectly 10 percent or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50 percent of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (CFC). If you own 10 percent or more of a CFC (through your trust and in combination with your other investments) or possibly if your trust owns

10 percent or more of a CFC, you will be required to include certain types of the CFC’s income in your taxable income for federal income tax purposes whether or not such income is distributed to your trust or to you.

A foreign corporation will generally be treated as a passive foreign investment company (“PFIC”) if 75 percent or more of its income is passive income or if 50 percent or more of its assets are held to produce passive income. If your trust purchases shares in a PFIC, you may be subject to U.S. federal income tax on a portion of certain distributions or on gains from the disposition of such shares at rates that were applicable in prior years and any gain may be recharacterized as ordinary income that is not eligible for the lower net capital gains tax rate. Additional charges in the nature of interest may also be imposed on you. Certain elections may be available with respect to PFICs that would limit these consequences. However, these elections would require you to include certain income of the PFIC in your taxable income even if not distributed to the trust or to you, or require you to annually recognize as ordinary income any increase in the value of the shares of the PFIC, thus requiring you to recognize income for federal income tax purposes in excess of your actual distributions from PFICs and proceeds from dispositions of PFIC stock during a particular year. Dividends paid by PFICs are not eligible to be taxed at the net capital gains tax rate.

New York Tax Status. Under the existing income tax laws of the State and City of New York, your trust will not be taxed as a corporation subject to the New York state franchise tax or the New York City general corporation tax. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your units.

OTHER MATTERS

LEGAL MATTERS. Chapman and Cutler LLP acts as counsel for the sponsor and your trust. Dorsey & Whitney LLP acts as counsel for the trustee.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. The “Statements of Financial Condition” and each of the “Portfolio of Investments” in this prospectus are included herein in reliance upon the report of Grant Thornton LLP, independent registered public accounting firm, and upon the authority of that firm as experts in accounting and auditing.

ADDITIONAL INFORMATION. This prospectus does not contain all the information in the registration statement that your trust filed with the Securities and Exchange Commission. The Information Supplement, which was filed with the Securities and Exchange Commission, includes more detailed information about the investment risks and certain information about your trust. You can obtain the Information Supplement by contacting the sponsor or the Securities and Exchange Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).

ARGUS DIVIDEND GROWERS TOTAL RETURN TRUST,
SERIES 38

DEFENSIVE 50 EQUITIES TRUST,
SERIES 37

DORSEY WRIGHT® INTERNATIONAL MOMENTUM TRUST,
SERIES 33

MORNINGSTAR DIVIDEND YIELD SELECT TRUST,
SERIES 27

SMART TEN TRUST, SERIES 34

(SMARTTRUST 631)

PROSPECTUS

DATED: October 26, 2023

SPONSOR:

2001 Route 46, Waterview Plaza
Parsippany, New Jersey 07054
973-299-8989

TRUSTEE:

THE BANK OF NEW YORK MELLON
240 Greenwich Street, 22W Floor
New York, NY 10286
877-363-3613

This prospectus does not contain all of the information set forth in the registration statement, filed with the Securities and Exchange Commission under the Securities Act of 1933 (file no. 333-273281), and the Investment Company Act of 1940 (file no. 811-21429), and to which reference is made. Information, including the information supplement, may be reviewed and copied at the Securities and Exchange Commission’s Public Reference Room in Washington, D.C., and information on the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-202-551-8090. Copies may be obtained from the Securities and Exchange Commission by:

•visiting the Securities and Exchange Commission Internet address: http://www.sec.gov

•electronic request (after paying a duplicating fee) at the following E-mail address: publicinfo@sec.gov

•writing: Public Reference Section of the Securities and Exchange Commission,
100 F Street, N.E., Washington, D.C. 20549 (after paying a duplicating fee)

SmartTrust

Information Supplement

October 26, 2023

This Information Supplement provides additional information concerning SmartTrust unit investment trusts that have prospectuses dated on and after the date set forth above. This Information Supplement should be read in conjunction with the prospectus for a trust. It is not a prospectus. It does not include all of the information that an investor should consider before investing in a trust. It may not be used to offer or sell units of a trust without the prospectus. This Information Supplement is incorporated into the prospectus by reference and has been filed as part of the registration statement with the Securities and Exchange Commission for each applicable trust. Investors should obtain and read the prospectus prior to purchasing units of a trust. You can obtain the prospectus without charge at www.smartrustuit.com, by contacting your financial professional or by contacting Hennion & Walsh, Inc. at (973) 299-8989.

General Information

Each trust is one of a series of separate unit investment trusts (“UITs”) created under the name SmartTrust and registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Each trust was created as a common law trust on the initial date of deposit set forth in the prospectus for such trust under the laws of the state of New York. Each trust was created under a trust agreement among Hennion & Walsh, Inc. (as sponsor/depositor), Hennion & Walsh Asset Management, Inc. (as supervisor) and The Bank of New York Mellon (as trustee).

When a trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. At the close of the New York Stock Exchange on a trust’s initial date of deposit or the first day units are offered to the public, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units, fractional interest of each unit in a trust and any estimated income distributions per unit will increase or decrease to the extent of any adjustment. Additional units of a trust may be issued from time to time by depositing in the trust additional securities (or contracts for the purchase thereof together with cash or irrevocable letters of credit) or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities. As additional units are issued by a trust, the aggregate value of the securities in the trust will be increased and the fractional undivided interest in the trust represented by each unit will be decreased. The sponsor may continue to make additional deposits of securities into a trust, provided that such additional deposits will be in amounts which will generally maintain the existing relationship among the shares of the securities in such trust. Thus, although additional units will be issued, each unit will generally continue to represent the approximately same number of shares of each security. If the sponsor deposits cash to purchase additional securities, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because a trust will pay any associated brokerage fees.

Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

Investment Policies

Each trust is a UIT and is not an “actively managed” fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

The sponsor may not alter the portfolio of a trust by the purchase, sale or substitution of securities, except in special circumstances as provided in the applicable trust agreement. Thus, the assets of a trust will generally remain unchanged under normal circumstances. Each trust agreement provides that the sponsor may direct the trustee to sell, liquidate or otherwise dispose of securities in the trust at such price and time and in such manner as shall be determined by the sponsor, provided that the supervisor has determined, if appropriate, that any one or more of the following conditions exist with respect to such securities: (i) that there has been a default in the payment of dividends, interest, principal or other payments, after declared and when due and payable; (ii) that any action or proceeding has been instituted at law or equity seeking to restrain or enjoin the payment of dividends, interest, principal or other payments on securities after declared and when due and payable, or that there exists any legal question or impediment affecting such securities or the payment of dividends, interest, principal or other payments from the same; (iii) that there has occurred any breach of covenant or warranty in any document relating to the issuer of the securities which would adversely affect either immediately or contingently the payment of dividends, interest, principal or other payments on the securities or the general credit standing of the issuer or otherwise impair the sound investment character of such securities; (iv) that there has been a default in the payment of dividends, interest, principal, income, premium or other similar payments, if any, on any other outstanding obligations of the issuer of such securities; (v) that the price of the security has declined to such an extent or other such credit factors exist so that in the opinion of the supervisor, as evidenced in writing to the trustee, the retention of such securities would be detrimental to the trust and to the interest of the unitholders; (vi) that all of the securities in the trust will be sold pursuant to termination of the trust; (vii) that such sale is required due to units tendered for redemption; (viii) that there has been a public tender offer made for a security or a merger or acquisition is announced affecting a security, and that in the opinion of the supervisor the sale or tender of the security is in the best interest of the unitholders; (ix) if the trust is designed to be a grantor trust for tax purposes, that the sale of such securities is required in order to prevent the trust from being deemed an association taxable as a corporation for federal income tax purposes; (x) if the trust has elected to be a regulated investment company (a “RIC”) for tax purposes, that such sale is necessary or advisable (a) to maintain the qualification of the trust as a RIC or (b) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on the trust or on undistributed income in the trust; (xi) that as result of the ownership of the security, the trust or its unitholders would be a direct or indirect shareholder of a passive foreign investment company as defined in section 1297(a) of the Internal Revenue Code; or (xii) that such sale is necessary for the trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time. The trustee may also sell securities, designated by the supervisor, from a trust for the purpose of the payment of expenses. In the event a security is sold as a direct result of serious adverse credit factors affecting the issuer of such security and a trust is a RIC for tax purposes, then the sponsor may, if permitted by applicable law, but is not obligated to, direct the reinvestment of the proceeds of the sale of such security in any other securities which meet the criteria necessary for inclusion in such trust on the initial date of deposit.

If the trustee is notified at any time of any action to be taken or proposed to be taken by holders of the portfolio securities, the trustee will notify the sponsor and will take such action or refrain from taking any action as the sponsor directs and, if the sponsor does not within five business days of the giving of such notice direct the trustee to take or refrain from taking any action, the trustee will take such reasonable action or refrain from taking any action so that the securities are voted as closely as possible in the same manner and the same general proportion, with respect to all issues, as are shares of such securities that are held by owners other than the trust. Notwithstanding the foregoing, in the event that the trustee shall have been notified at any time of any action to be taken or proposed to be taken by holders of shares of any registered investment company, the trustee will thereupon take such reasonable action or refrain from taking any action with respect to the fund shares so that the fund shares are voted as closely as possible in the same manner and the same general proportion, with respect to all issues, as are shares of such fund shares that are held by owners other than the related trust.

In the event that an offer by the issuer of any of the securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee will reject such offer, provided that in the case of a trust that is a RIC for tax purposes, if an offer by the issuer of any of the securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee will at the direction of the sponsor, vote for or against, or accept or reject, any offer for new or exchanged securities or property in exchange for a trust portfolio security. If any such issuance, exchange or substitution occurs (regardless of any action or rejection by a trust), any securities, cash and/or property received will be deposited into the trust and will be promptly sold, if securities or property, by the trustee pursuant to the sponsor’s direction, unless the sponsor advises the trustee to keep such securities, cash or property. The sponsor may rely on the supervisor in so advising the trustee.

Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of the trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided herein, in a prospectus or in a trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited.

Because certain of the securities in certain of the trusts may from time to time under certain circumstances be sold or otherwise liquidated and because the proceeds from such events will be distributed to unitholders and will not be reinvested, no assurance can be given that a trust will retain for any length of time its present size and composition. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any security. In the event of a failure to deliver any security that has been purchased for a trust under a contract (“Failed Securities”), the sponsor is authorized under the trust agreement to direct the trustee to acquire other securities (“Replacement Securities”) to make up the original corpus of such trust.

The Replacement Securities must be securities as originally selected for deposit in a trust or, in the case of a trust that is a RIC for tax purposes, securities which the sponsor determines to be similar in character as the securities originally selected for deposit in the trust and the purchase of the Replacement Securities may not adversely affect the federal income tax status of the trust. The Replacement Securities must be purchased within thirty days after the deposit of the Failed Security. Whenever a Replacement Security is acquired for a trust, the trustee shall notify all unitholders of the trust of the acquisition of the Replacement Security and shall, on the next distribution date which is more than thirty days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the trust of the Failed Security exceeded the cost of the Replacement Security. The trustee will not be liable or responsible in any way for depreciation or loss incurred by reason of any purchase made pursuant to, or any failure to make any purchase of Replacement Securities. The sponsor will not be liable for any failure to instruct the trustee to purchase any Replacement Securities, nor shall the trustee or sponsor be liable for errors of judgment in connection with Failed Securities or Replacement Securities.

If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the sponsor will refund the sales charge attributable to such Failed Securities to all unitholders of the related trust and the trustee will distribute the cash attributable to such Failed Securities not more than thirty days after the date on which the trustee would have been required to purchase a Replacement Security. In addition, unitholders should be aware that, at the time of receipt of such cash, they may not be able to reinvest such proceeds in other securities at a return equal to or in excess of the return which such proceeds would have earned for unitholders of a trust. In the event that a Replacement Security is not acquired by a trust, the income for such trust may be reduced.

Risk Factors

An investment in units of a trust, and/or shares of other registered investment companies (“funds”) held by a trust, if any, may be subject to some or all of the risks described below. In addition, you should carefully review the objective, strategy and risk of the trust as described in the prospectus and consider your ability to assume the risks involved before making an investment in a trust.

Market Risk. You should understand the risks of investing in securities before purchasing units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the securities (and therefore units) will fall. Securities are especially susceptible to general stock market movements. The value of securities often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of units of a trust will fluctuate with the value of the securities in the trust and may be more or less than the price you originally paid for your units. As with any investment, no one can guarantee that the performance of a trust will be positive over any period of time. Because each trust is unmanaged, the trustee will not sell securities in response to market fluctuations as is common in managed investments. In addition, because some trusts hold a relatively small number of securities, you may encounter greater market risk than in a more diversified investment. First detected in late 2019, a novel form of coronavirus disease (“COVID-19”) spread rapidly around the globe and led the World Health Organization to declare the COVID-19 outbreak a pandemic in March 2020. The COVID-19 pandemic disrupted supply chains, adversely affected commercial activities and resulted in increased market volatility, and may further impact supply chains, commercial activities and market volatility in the future. Many countries reacted to the COVID-19 pandemic through prevention measures, such as quarantines, and government intervention, including placing restrictions on travel and business operations. These measures along with the general uncertainty caused by this pandemic, including emerging variants, has resulted in a decline in consumer demand across many industries and imposed significant costs on governmental and business entities. The potential economic impact of the COVID-19 pandemic, or any future public health crisis, is impossible to predict and could result in adverse market conditions.

Equity Securities. Investments in securities representing equity ownership of a company are exposed to risks associated with the companies issuing the securities, the sectors and geographic locations they are involved in and the markets that such securities are traded on among other risks as described in greater detail below.

Fixed Income Securities. Investments in fixed income and similar securities involve certain unique risks such as credit risk and interest rate risk among other things as described in greater detail below.

Dividends. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company’s board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company’s assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock. The COVID-19 pandemic resulted in a decline in economic activity which caused many companies to reduce the level of dividends declared or suspend their dividends, and may cause a reduction of the level of dividends declared in the future.

Credit Risk. Credit risk is the risk that a borrower is unable to meet its obligation to pay principal or interest on a security. This could cause the value of an investment to fall and may reduce the level of dividends an investment pays which would reduce income. The COVID-19 pandemic may adversely impact the credit rating of a borrower, and may impact the ability of such borrower to make principal or interest payments on securities, when due.

Interest Rate Risk. Interest rate risk is the risk that the value of fixed income securities and similar securities will fall if interest rates increase. Bonds and other fixed income securities typically fall in value when interest rates rise and rise in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes. The Federal Reserve began raising interest rates in 2022 and signaled an expectation to continue to do so in response to inflation. The risks associated with rising interest rates are heightened for bonds and other fixed income securities.

Liquidity Risk. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security.

Investment in Other Investment Companies. As with other investments, investments in other investment companies are subject to market and selection risk. In addition, when a trust acquires shares of investment companies, unitholders bear both their proportionate share of fees and expenses in the trust and, indirectly, the expenses of the underlying investment companies. Investment companies’ expenses are subject to the risk of fluctuation including in response to fluctuation in a fund’s assets. Accordingly, a fund’s actual expenses may vary from what is indicated at the time of investment by a trust. There are certain regulatory limitations on the ability of a trust to hold other investment companies which may impact the trust’s ability to invest in certain funds, the weighting of the fund in a trust’s portfolio and the trust’s ability to issue additional units in the future.

Closed-end Funds. Closed-end investment companies (“closed-end funds”) are actively managed investment companies registered under the Investment Company Act that invest in various types of securities. Closed-end funds issue shares of common stock that are generally traded on a securities exchange (although some closed-end fund shares are not listed on a securities exchange). Closed-end funds are subject to various risks, including management’s ability to meet the closed-end fund’s investment objective and to manage the closed-end fund portfolio when the underlying securities are redeemed or sold during periods of market turmoil and as investors’ perceptions regarding closed-end funds or their underlying investments change. If a trust invests in closed-end funds, you will bear not only your share of the trust’s expenses, but also the expenses of the underlying funds. By investing in the other funds, a trust may incur greater expenses than you would incur if you invested directly in the closed-end funds.

The net asset value of closed-end fund shares will fluctuate with changes in the value of the underlying securities that the closed-end fund owns. In addition, shares of closed-end funds trade on exchanges at market prices rather than at the net asset value of such closed-end fund. Accordingly, closed-end fund shares may trade at a price greater than net asset value (premium) or less than net asset value (discount). For various reasons closed-end fund shares frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of closed-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors and there can be no assurance that a discount on shares of closed-end funds purchased by a trust will not decrease. Similarly, there can be no assurance that shares of closed-end funds purchased at a premium will stay at the same premium or will not decrease relative to the closed-end fund’s net asset value, which may result in a loss to the trust.

Certain closed-end funds employ the use of leverage in their portfolios through the issuance of preferred stock, debt or other borrowings. While leverage often serves to increase the yield of a closed-end fund, this leverage also subjects the closed-end fund to increased risks. These risks may include the likelihood of increased volatility and the possibility that the closed-end fund’s common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises.

Closed-end funds’ governing documents may contain certain anti-takeover provisions that may have the effect of inhibiting a fund’s possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including a trust) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that a fund’s net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those closed-end fund shares that were purchased by a trust at a premium. In the unlikely event that a closed-end fund converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to a trust since shares of open-end funds trade at net asset value. Certain closed-end funds may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund’s board of directors to reduce a discount on its share price. To the extent that such a plan is implemented and shares owned by a trust are repurchased by a fund, the trust’s position in that fund will be reduced and the cash will be distributed.

A trust may be prohibited from subscribing to a rights offering for shares of any of the closed-end funds in which it invests. In the event of a rights offering for additional shares of a fund, unitholders should expect that a trust holding shares of the fund will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed. This may be particularly serious when the subscription price per share for the offer is less than the fund’s net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder’s shares of common stock should decrease as a result of the offer. If a fund’s subscription price per share is below that fund’s net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

Rule 12d1-4 under the Investment Company Act allows, subject to certain conditions, a registered investment company to invest in other registered investment companies beyond the limits contained in Section 12(d)(1) of the Investment Company Act, pursuant to certain conditions. All exemptive relief related to Section 12(d)(1) was rescinded on January 19, 2022 and therefore the trust and the sponsor are required to comply with the conditions of Rule 12d1-4.

Business Development Companies. Business development companies (“BDCs”) are closed-end investment companies that have elected to be treated as business development companies under the Investment Company Act. BDCs are required to hold at least 70% of their investments in eligible assets which include, among other things, (i) securities of eligible portfolio companies (generally, domestic companies that are not investment companies and that cannot have a class of securities listed on a national securities exchange or have securities that are marginable that are purchased from that company in a private transaction), (ii) securities received by the BDC in connection with its ownership of securities of eligible portfolio companies or (iii) cash, cash items, government securities or high quality debt securities maturing one year or less from the time of investment.

BDCs’ ability to grow and their overall financial condition is impacted significantly by their ability to raise capital. In addition to raising capital through the issuance of common stock, BDCs may engage in borrowing. This may involve using revolving credit facilities, the securitization of loans through separate wholly-owned subsidiaries and issuing of debt and preferred securities. BDCs are less restricted than other closed-end funds as to the amount of debt they can have outstanding. Generally, a BDC may not issue any class of senior security representing an indebtedness unless, immediately after such issuance or sale, it will have asset coverage of at least 200%. (Thus, for example, if a BDC has $5 million in assets, it can borrow up to $5 million, which would result in assets of $10 million and debt of $5 million.) These borrowings, also known as leverage, magnify the potential for gain or loss on amounts invested and, accordingly, the risks associated with investing in BDC securities. While the value of a BDC’s assets increases, leveraging would cause the net value per share of BDC common stock to increase more sharply than it would have had such BDC not leveraged. However, if the value of a BDC’s assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had such BDC not leveraged. In addition to decreasing the value of a BDC’s common stock, it could also adversely impact a BDC’s ability to make dividend payments. A BDC’s credit rating may change over time which could adversely affect its ability to obtain additional credit and/or increase the cost of such borrowing. Agreements governing a BDC’s credit facilities and related funding and service agreements may contain various covenants that limit the BDC’s discretion in operating its business along with other limitations. Any defaults may restrict the BDC’s ability to manage assets securing related assets, which may adversely impact the BDC’s liquidity and operations.

BDCs compete with other BDCs along with a large number of investment funds, investment banks and other sources of financing to make their investments. Competitors may have lower costs or access to funding sources that cause BDCs to lose prospective investments if they do not match competitors’ pricing, terms and structure. As a result of this competition, there is no assurance that a BDC will be able to identify and take advantage of attractive investment opportunities or that they will fully be able to invest available capital.

BDC investments are frequently not publicly traded and, as a result, there is uncertainty as to the value and liquidity of those investments. BDCs may use independent valuation firms to value their investments and such valuations may be uncertain, be based on estimates and/or differ materially from that which would have been used if a ready market for those investments existed. The value of a BDC could be adversely affected if its determinations regarding the fair value of investments was materially higher than the value realized upon sale of such investments. Due to the relative illiquidity of certain BDC investments, if a BDC is required to liquidate all or a portion of its portfolio quickly, it may realize significantly less than the value at which such investments are recorded. Further restrictions may exist on the ability to liquidate certain assets to the extent that subsidiaries or related parties have material non-public information regarding such assets.

BDCs may enter into hedging transactions and utilize derivative instruments such as forward contracts, options and swaps. Unanticipated movements and improper correlation of hedging instruments may prevent a BDC from hedging against exposure to risk of loss. BDCs are required to make available significant managerial assistance to their portfolio companies.

Significant managerial assistance refers to any arrangement whereby a BDC provides significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company. Examples of such activities include arranging financing, managing relationships with financing sources, recruiting management personnel and evaluating acquisition and divestiture opportunities. BDCs are frequently externally managed by an investment adviser which may also provide this external managerial assistance to portfolio companies. Such investment adviser’s liability may be limited under its investment advisory agreement, which may lead such investment adviser to act in a riskier manner than it would were it investing for its own account. Such investment advisers may be entitled to incentive compensation which may cause such adviser to make more speculative and riskier investments than it would if investing for its own account. Such compensation may be due even in the case of declines to the value of a BDC’s investments.

BDCs may issue options, warrants and rights to convert to voting securities to its officers, employees and board members. Any issuance of derivative securities requires the approval of the company’s board of directors and authorization by the company’s shareholders. A BDC may operate a profit-sharing plan for its employees, subject to certain restrictions. BDCs frequently have high expenses which may include, but are not limited to, the payment of management fees, administration expenses, taxes, interest payable on debt, governmental charges, independent director fees and expenses, valuation expenses and fees payable to third parties relating to or associated with making investments. These expenses may fluctuate significantly over time.

If a BDC fails to maintain its status as a BDC it may be regulated as a closed-end fund which would subject such BDC to additional regulatory restrictions and significantly decrease its operating flexibility. In addition, such failure could trigger an event of default under certain outstanding indebtedness which could have a material adverse impact on its business.

Exchange-Traded Funds. Exchange-traded funds (“ETFs”) are typically investment companies registered under the Investment Company Act with shares that trade on a securities exchange. Shares of ETFs may trade at a discount or premium from their net asset value. If shares of an ETF are sold at a discount, then the trust will receive less than their net asset value. Alternatively, if shares of an ETF are purchased at a premium, then the trust will pay more than their net asset value. This risk is separate and distinct from the risk that the net asset value of ETFs may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors. ETFs are subject to various risks, including management’s ability to meet the ETF’s investment objective, and to manage the ETF portfolio when the underlying securities are redeemed or sold during periods of market turmoil and as investors’ perceptions regarding ETFs or their underlying investments change. A trust and any underlying ETFs have operating expenses. If a trust invests in ETFs, you will bear not only your share of the trust’s expenses, but also the expenses of the underlying funds. By investing in the other funds, a trust may incur greater expenses than you would incur if you invested directly in the funds.

Most ETFs replicate the composition or returns of a securities index. These ETFs face index correlation risk which is the risk that the performance of an ETF will vary from the actual performance of the fund’s target index, known as “tracking error.” This can happen due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. Some funds use a technique called “representative sampling,” which means that the fund invests in a representative sample of securities in its target index rather than all of the index securities. This could increase the risk of tracking error.

Some ETFs are open-end funds. Open-end funds of this type can be actively-managed or passively-managed investment companies that are registered under the Investment Company Act. These open-end funds have received orders from the SEC exempting them from various provisions of the Investment Company Act. Regular open-end funds generally issue redeemable securities that are issued and redeemed at a price based on the fund’s current net asset value and are not traded on a securities exchange. Exchange-traded open-end funds, however, issue shares of common stock that are traded on a securities exchange based on negotiated prices rather than the fund’s current net asset value. These funds only issue new shares and redeem outstanding shares in very large blocks, often called “creation units,” in exchange for an in-kind distribution of the fund’s portfolio securities. Due to a variety of cost and administrative factors, a trust that invests in ETFs will generally buy and sell shares of its underlying open-end fund ETFs on securities exchanges rather than engaging in transactions in creation units.

Some ETFs are UITs. UITs of this type are passively-managed investment companies that are registered under the Investment Company Act. ETFs that are UITs differ significantly from your trust in certain respects, even though the UITs that may be held in the trust’s portfolio and the trust itself are registered UITs. UITs that are ETFs have received orders from the SEC exempting them from various provisions of the Investment Company Act. Regular UITs, such as your trust, generally issue redeemable securities that are issued and redeemed at a price based on the UIT’s current net asset value and are not traded on a securities exchange. ETFs that are UITs, however, issue units that are traded on a securities exchange based on negotiated prices rather than the UIT’s current net asset value. These UITs only issue new shares and redeem outstanding shares in very large blocks, often called “creation units,” in exchange for an in-kind distribution of the UIT’s portfolio securities. Due to a variety of cost and administrative factors, a trust that invests in ETFs will generally buy and sell shares of its underlying ETFs on securities exchanges rather than engaging in transactions in creation units. Units of exchange-traded UITs frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of UIT units may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Rule 12d1-4 under the Investment Company Act allows, subject to certain conditions, a registered investment company to invest in other registered investment companies beyond the limits contained in Section 12(d)(1) of the Investment Company Act, pursuant to certain conditions. All exemptive relief related to Section 12(d)(1) was rescinded on January 19, 2022 and therefore the trust and the sponsor are required to comply with the conditions of Rule 12d1-4.

Inverse ETFs. Certain ETFs may be “inverse” ETFs. An inverse ETF, sometimes referred to as a “bear ETF” or “short ETF,” is a special type of index ETF that is designed to provide investment results that move in the opposite direction of the daily price movement of the index to which it is benchmarked. Put another way, an inverse ETF is designed to go up in value when its benchmark index goes down in value and go down in value when its benchmark index goes up in value. Inverse ETFs can be used to establish a hedge position within an investment portfolio to attempt to protect its value during market declines. Though inverse ETFs may reduce downside risk and volatility in a down market, they are not suitable for all investors. The value of an inverse investment may tend to increase on a daily basis by the amount of any decrease in the index, but the converse is also true that the value of the investment will also tend to decrease on a daily basis by the amount of any increase in the index.

Investing in inverse ETFs involves certain risks, which may include increased volatility due to the ETFs’ possible use of short sales of securities and derivatives such as options and futures. Inverse ETFs are subject to active trading risks that may increase volatility and impact the ETFs’ ability to achieve their investment objectives. The use of leverage by an ETF increases the risk to the ETF. The more an ETF invests in leveraged instruments, the more the leverage will magnify any gains or losses on those investments. Most inverse ETFs “reset” daily, meaning that they are designed to achieve their stated objectives on a daily basis only and not over any longer time period. Due to the effect of compounding, the performance of these ETFs over longer periods of time can differ significantly from the inverse of the performance of the ETF’s underlying index or benchmark during the same period of time. This effect can be magnified in volatile markets. Inverse ETFs typically are not suitable for retail investors who plan to hold them for more than one trading session, particularly in volatile markets.

Leveraged ETFs. Certain ETFs may be “leveraged” ETFs. These ETFs seek to match a multiple or multiples of the performance, or the inverse of the performance, of a benchmark index on a given day and not for greater periods of time. This means that the return of a leveraged ETF for a period longer than a single day will be the result of each day’s returns compounded over the period and not the point-to-point return of the index over the entire time period. As a result, the use of leverage will very likely cause the performance of such an ETF to be either greater than, or less than, the index performance times the stated multiple in an ETF’s investment objective. Investors should recognize that the degree of volatility of the underlying index can have a dramatic effect on an ETF’s longer-term performance. The greater the volatility, given a particular index return, the greater the downside deviation will be of the ETF’s longer-term performance from a simple multiple of its index’s longer-term return. Leveraged ETFs use investment techniques that may be considered aggressive, including the use of futures contracts, options on futures contracts, securities and indexes, forward contracts, swap agreements and similar instruments. Leveraged ETFs are typically unsuitable for investors who plan to hold them for longer than one trading session, particularly in volatile markets.

Non-Diversification Risk. Certain funds held by a trust may be classified as “non-diversified.” Such funds may be more exposed to the risks associated with and developments affecting an individual issuer, industry and/or asset class than a fund that invests more widely.

Foreign Issuers. An investment in securities of non-U.S. issuers involves certain investment risks that are different in some respects from an investment in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant securities, potential trading halts or government bans on buying or selling foreign securities, the possibility that the financial condition of the issuers of the securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of foreign securities), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”), there may be less publicly available information than is available from a domestic issuer. In addition, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs in foreign securities markets are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States.

Securities issued by non-U.S. issuers generally pay income in foreign currencies and principally trade in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various securities.

There can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to a trust or a fund held by a trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of foreign securities and on the ability to liquidate securities. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign securities and correspondingly could affect the price of trust units.

Investors should be aware that it may not be possible to buy all securities at the same time because of the unavailability of any security and restrictions applicable to a trust relating to the purchase of a security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and may not be exempt from the registration requirements of such Act. Sales of non-exempt securities in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these securities will generally be affected only in foreign securities markets. Investors should realize that the securities might be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of securities will be adversely affected if trading markets for the securities are limited or absent.

Emerging Markets. Compared to more mature markets, some emerging markets may have a low level of regulation, enforcement of regulations and monitoring of investors’ activities.

Those activities may include practices such as trading on material non-public information. The securities markets of developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities. In certain emerging markets, registrars are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors could suffer loss arising from these registration problems. The rights and remedies associated with emerging market investment securities may differ and be more limited than those available in more developed countries, and the legal remedies in emerging markets are often more limited than the remedies available in the United States. Emerging market companies are also subject to a greater risk of market closure or manipulation, less liquidity, limited reliable access to capital and exchange delistings. Emerging market companies may have lower quality or less information publicly available due to differences in regulatory, accounting, audit, and financial recordkeeping standards. Information that is available may be unreliable or outdated. The limitations associated with investments in emerging market companies could impact the trust’s ability to achieve its investment objective.

Practices pertaining to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if a trust or a fund held by a trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

Political and economic structures in emerging markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currency. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many developing countries are considerable.

Another risk common to most developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend to a large degree upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors. Further, companies in emerging markets may have less reliable access to capital.

Depositary Receipts. Certain securities in a trust may be in depositary receipt form, including American Depositary Receipts (“ADRs”) or Global Depositary Receipts (“GDRs”). Depositary receipts represent stock deposited with a custodian in a depositary. Depositary receipts are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted.

Depositary receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the depositary receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues depositary receipts generally charges a fee, based on the price of the depositary receipts, upon issuance and cancellation of the depositary receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the depositary receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from the application of the tax laws of one nation to nationals of another and from certain practices in the depositary receipts market may also exist with respect to certain depositary receipts. In varying degrees, any or all of these factors may affect the value of the depositary receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of depositary receipts may be different than those of holders of the underlying shares, and the market for depositary receipts may be less liquid than that for the underlying shares. Depositary receipts are registered securities pursuant to the Securities Act and may be subject to the reporting requirements of the Securities Exchange Act.

For the securities that are depositary receipts, currency fluctuations will affect the United States dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the depositary receipts and consequently the value of the securities. The foreign issuers of securities that are depositary receipts may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in depositary receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

Currency Risk. A trust that invests in securities of non-U.S. issuers will be subject to currency risk, which is the risk that an increase in the U.S. dollar relative to the non-U.S. currency will reduce returns or portfolio value. Generally, when the U.S. dollar rises in value relative to a non-U.S. currency, a trust’s investment in securities denominated in that currency will lose value because its currency is worth fewer U.S. dollars. On the other hand, when the value of the U.S. dollar falls relative to a non-U.S. currency, a trust’s investments denominated in that currency will tend to increase in value because that currency is worth more U.S. dollars. The exchange rates between the U.S. dollar and non-U.S. currencies depend upon such factors as supply and demand in the currency exchange markets, international balance of payments, governmental intervention, speculation and other economic and political conditions. A trust may incur conversion costs when it converts its holdings to another currency. Non-U.S. exchange dealers may realize a profit on the difference between the price at which a trust buys and sells currencies. A trust may engage in non-U.S. currency exchange transactions in connection with its portfolio investments. A trust may also be subject to currency risk through investments in ADRs, GDRs and other non-U.S. securities denominated in U.S. dollars.

Alternative Minimum Tax Risk. While certain of the distributions from the trust may be exempt from certain taxes, a portion of such distributions may be taken into account in computing the alternative minimum tax on individuals. For tax years beginning after December 31, 2022, tax exempt interest dividends may affect the corporate alternative minimum tax for certain corporations.

Foreign Government Securities Risk. The ability of a government issuer, especially in an emerging market country, to make timely and complete payments on its debt obligations will be strongly influenced by the government issuer’s balance of payments, including export performance, its access to international credits and investments, fluctuations of interest rates and the extent of its foreign reserves. A country whose exports are concentrated in a few commodities or whose economy depends on certain strategic imports could be vulnerable to fluctuations in international prices of these commodities or imports. If a government issuer cannot generate sufficient earnings from foreign trade to service its external debt, it may need to depend on continuing loans and aid from foreign governments, commercial banks and multinational organizations. There are no bankruptcy proceedings similar to those in the United States by which defaulted government debt may be collected. Additional factors that may influence a government issuer’s ability or willingness to service debt include, but are not limited to, a country’s cash flow situation, the ability of sufficient foreign exchange on the date a payment is due (where applicable), the relative size of its debt burden to the economy as a whole and the issuer’s policy towards the International Monetary Fund, the International Bank for Reconstruction and Development and other international agencies to which a government debtor may be subject.

Supranational Entities’ Securities. Certain securities are obligations issued by supranational entities such as the International Bank for Reconstruction and Development (the “World Bank”). The government members, or “stockholders,” usually make initial capital contributions to supranational entities and in many cases are committed to make additional capital contributions if a supranational entity is unable to repay its borrowings. There is no guarantee that one or more stockholders of a supranational entity will continue to make any necessary additional capital contributions. If such contributions are not made, the entity may be unable to pay interest or repay principal on its debt securities, and an investor in such securities may lose money on such investments.

Small-Cap and Mid-Cap Companies. Smaller company stocks customarily involve more investment risk than larger company stocks. Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small or mid-size company securities are often more volatile than prices associated with large company issues and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small-cap and mid-cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for a trust which contains these securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Real Estate Investment Trusts. Real estate investment trusts (“REITs”) may be exposed to the risks associated with the ownership of real estate which include, among other factors, changes in general U.S., global and local economic conditions, declines in real estate values, changes in the financial health of tenants, overbuilding and increased competition for tenants, oversupply of properties for sale, changing demographics, changes in interest rates, tax rates and other operating expenses, changes in government regulations, faulty construction and the ongoing need for capital improvements, regulatory and judicial requirements including relating to liability for environmental hazards, changes in neighborhood values and buyer demand and the unavailability of construction financing or mortgage loans at rates acceptable to developers.

Many factors can have an adverse impact on the performance of a REIT, including its cash available for distribution, the credit quality of the REIT or the real estate industry generally. The success of a REIT depends on various factors, including the occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all negatively impact REITs, their future earnings and share prices. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. Properties owned by a REIT may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs. You should also be aware that REITs may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if REIT securities are acquired at or near the top of the cycle, there is increased risk of a decline in value of the REIT securities. At various points in time, demand for certain types of real estate may inflate the value of real estate. This may increase the risk of a substantial decline in the value of such real estate and increase the risk of a decline in the value of the securities. REITs are also subject to defaults by borrowers and the market’s perception of the REIT industry generally. Because of their structure and a current legal requirement that they distribute at least 90% of their taxable income to shareholders annually, REITs require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, REITs historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may adversely affect REIT equity share market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially if REITs issue stock when real estate prices are relatively high and stock prices are relatively low.

Mortgage REITs engage in financing real estate, purchasing or originating mortgages and mortgage-backed securities and earning income from the interest on these investments. Such REITs face risks similar to those of other financial firms, such as changes in interest rates, general market conditions and credit risk, in addition to risks associated with an investment in real estate. The Federal Reserve began raising interest rates in 2022 and signaled an expectation to continue to do so in response to inflation. The risks associated with rising interest rates are heightened for bonds and other fixed income securities.

Master Limited Partnerships. Master limited partnerships (“MLPs”) are limited partnerships or limited liability companies that are generally taxed as partnerships whose interests are traded on securities exchanges. MLP ownership generally consists of a general partner and limited partners. The general partner manages the partnership, has an ownership stake in the partnership and is eligible to receive an incentive distribution. The limited partners provide capital to the partnership, have a limited (if any) role in the operation and management of the partnership and receive cash distributions. Most MLPs generally operate in the energy, natural resources or real estate sectors and are subject to the risks generally applicable to companies in those sectors. MLPs are also subject to the risk that authorities could challenge the tax treatment of MLPs for federal income tax purposes which could have a negative impact on the after-tax income available for distribution by the MLPs.

Bond Quality Risk. Bond quality risk is the risk that a bond will fall in value if a rating agency decreases or withdraws the bond’s rating.

Prepayment Risk. When interest rates fall, among other factors, the issuer of a fixed income security may prepay its obligations earlier than expected. Such amounts will result in early distributions to an investor who may be unable to reinvest such amounts at the yields originally invested which could adversely impact the value of your investment. Certain bonds include call provisions which expose such an investor to call risk. Call risk is the risk that the issuer prepays or “calls” a bond before its stated maturity. An issuer might call a bond if interest rates, in general, fall and the bond pays a higher interest rate or if it no longer needs the money for the original purpose. If an issuer calls a bond, the holder of such bond will receive principal but will not receive any future interest distributions on the bond. Such investor might not be able to reinvest this principal at as high a yield. A bond’s call price could be less than the price paid for the bond and could be below the bond’s par value. Certain bonds may also be subject to extraordinary optional or mandatory redemptions if certain events occur, such as certain changes in tax laws, the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used and various other events.

Extension Risk. When interest rates rise, among other factors, issuers of a security may pay off obligations more slowly than expected causing the value of such obligations to fall.

“When Issued” and “Delayed Delivery” Bonds. Certain debt obligations may have been purchased on a “when, as and if issued” or “delayed delivery” basis. The delivery of any such bonds may be delayed or may not occur. Interest on these bonds begins accruing to the benefit of investors on their respective dates of delivery. Investors will be “at risk” with respect to all “when, as and if issued” and “delayed delivery” bonds (i.e., may derive either gain or loss from fluctuations in the values of such bonds) from the date they purchase their investment.

Premium Securities. Certain securities may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium securities at the time they were purchased by the fund were higher than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued and otherwise comparable securities decrease, the market premium of previously issued securities will be increased, and if such interest rates for newly issued comparable securities increase, the market premium of previously issued securities will be reduced, other things being equal. The current returns of securities trading at a market premium are initially higher than the current returns of comparable securities of a similar type issued at currently prevailing interest rates because premium securities tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium security at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed securities have an offering side valuation which represents a premium over par or for original issue discount securities a premium over the accreted value.

Market Discount. Certain fixed income securities may have been acquired at a market discount from par value at maturity. The coupon interest rates on discount securities at the time of purchase are lower than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of securities purchased at a market discount will increase in value faster than securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of securities purchased at a market discount will decrease faster than securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount securities will be reduced.

Original Issue Discount Bonds. Original issue discount bonds were initially issued at a price below their face (or par) value. These bonds typically pay a lower interest rate than comparable bonds that were issued at or above their par value. In a stable interest rate environment, the market value of these bonds tends to increase more slowly in early years and in greater increments as the bonds approach maturity. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond’s par value. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the bonds, is deemed to accrue on a daily basis and the accrued portion is treated as taxable interest income for U.S. federal income tax purposes.

Zero Coupon Bonds. Certain bonds may be “zero coupon” bonds. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder’s ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

Restricted Securities. Certain securities may only be resold pursuant to Rule 144A under the Securities Act. Such securities may not be readily marketable. Restricted securities may be sold only to purchasers meeting certain eligibility requirements in privately negotiated transactions or in a public offering with respect to which a registration statement is in effect under the Securities Act. Where registration of such securities under the Securities Act is required, an owner may be obligated to pay all or part of the registration expenses and a considerable period may elapse between the time of the decision to sell and the time an owner may be permitted to sell a security under an effective registration statement. If, during such a period, adverse market conditions were to develop, an owner might obtain a less favorable price than that which prevailed when it decided to sell.

Preferred Security Risks. Preferred securities include preferred stocks, trust preferred securities, subordinated or junior notes and debentures and other similarly structured securities. Preferred securities combine some of the characteristics of common stocks and bonds. Preferred securities generally pay fixed or adjustable rate income in the form of dividends or interest to investors. Preferred securities generally have preference over common stock in the payment of income and the liquidation of a company’s assets. However, preferred securities are typically subordinated to bonds and other debt instruments in a company’s capital structure and therefore will be subject to greater credit risk than those debt instruments. Because of their subordinated position in the capital structure of an issuer, the ability to defer dividend or interest payments for extended periods of time without triggering an event of default for the issuer and certain other features, preferred securities are often treated as equity-like instruments by both issuers and investors, as their quality and value are heavily dependent on the profitability and cash flows of the issuer rather than on any legal claims to specific assets. Preferred securities are often callable at their par value at some point in time after their original issuance date. Income payments on preferred securities are generally stated as a percentage of these par values although certain preferred securities provide for variable or additional participation payments.

While some preferred securities are issued with a final maturity date, others are perpetual in nature. In certain instances, a final maturity date may be extended and/or the final payment of principal may be deferred at the issuer’s option for a specified time without triggering an event of default for the issuer. Preferred securities generally may be subject to provisions that allow an issuer, under certain conditions, to skip (“non-cumulative” preferred securities) or defer (“cumulative” preferred securities) distributions. The issuer of a non-cumulative preferred security does not have an obligation to make up any arrearages to holders of such securities and non-cumulative preferred securities can defer distributions indefinitely. Cumulative preferred securities typically contain provisions that allow an issuer, at its discretion, to defer distributions payments for up to 10 years. If a preferred security is deferring its distribution, investors may be required to recognize income for tax purposes while they are not receiving any income. In certain circumstances, an issuer of preferred securities may redeem the securities during their life. For certain types of preferred securities, a redemption may be triggered by a change in federal income tax or securities laws. As with call provisions, a redemption by the issuer may negatively impact the return of the security. Preferred security holders generally have no voting rights with respect to the issuing company except in very limited situations, such as if the issuer fails to make income payments for a specified period of time or if a declaration of default occurs and is continuing. Preferred securities may be substantially less liquid than many other securities, such as U.S. government securities or common stock. The federal income tax treatment of preferred securities may not be clear or may be subject to recharacterization by the Internal Revenue Service. Issuers of preferred securities may be in industries that are heavily regulated and that may receive government funding. The value of preferred securities issued by these companies may be affected by changes in government policy, such as increased regulation, ownership restrictions, deregulation or reduced government funding.

Preferred stocks are a category of preferred securities that are typically considered equity securities and make income payments from an issuer’s after-tax profits that are treated as dividends for tax purposes. While they generally provide for specified income payments as a percentage of their par value, these payments generally do not carry the same set of guarantees afforded to bondholders and have higher risks of non-payment or deferral.

Certain preferred securities may be issued by trusts or other special purpose entities established by operating companies and are therefore not direct obligations of operating companies. At the time a trust or special purpose entity sells its preferred securities to investors, the trust or special purpose entity generally purchases debt of the operating company with terms comparable to those of the trust or special purpose entity securities. The trust or special purpose entity, as the holder of the operating company’s debt, has priority with respect to the operating company’s earnings and profits over the operating company’s common shareholders, but is typically subordinated to other classes of the operating company’s debt. Distribution payments of trust preferred securities generally coincide with interest payments on the underlying obligations. Distributions from trust preferred securities are typically treated as interest rather than dividends for federal income tax purposes and therefore, are not eligible for the dividends-received deduction or the lower federal tax rates applicable to qualified dividends. Trust preferred securities generally involve the same risks as traditional preferred stocks but are also subject to unique risks, including risks associated with income payments only being made if payments on the underlying obligations are made. Typically, a trust preferred security will have a rating that is below that of its corresponding operating company’s senior debt securities due to its subordinated nature.

Subordinated or junior notes or debentures are securities that generally have priority to common stock and other preferred securities in a company’s capital structure but are subordinated to other bonds and debt instruments in a company’s capital structure. As a result, these securities will be subject to greater credit risk than those senior debt instruments and will not receive income payments or return of principal in the event of insolvency until all obligations on senior debt instruments have been made. Distributions from these securities are typically treated as interest rather than dividends for federal income tax purposes and therefore, are not eligible for the dividends-received deduction or the lower federal tax rates applicable to qualified dividends. Investments in subordinated or junior notes or debentures also generally involve risks similar to risks of other preferred securities described above.

High Yield Securities. “High yield” or “junk” securities, the generic names for securities rated below BBB by S&P Global Ratings, a division of S&P Global, Inc. (“S&P”) or below Baa by Moody’s Investors Service, Inc. (“Moody’s”) (or similar ratings of other rating agencies), are frequently issued by corporations in the growth stage of their development, by established companies whose operations or industries are depressed or by highly leveraged companies purchased in leveraged buyout transactions. These obligations that are considered below “investment grade” and should be considered speculative as such ratings indicate a quality of less than investment grade. High yield securities are generally not listed on a national securities exchange. Trading of high yield securities, therefore, takes place primarily in over-the-counter markets that consist of groups of dealer firms that are typically major securities firms. Because the high yield security market is a dealer market, rather than an auction market, no single obtainable price for a given security prevails at any given time. Prices are determined by negotiation between traders. The existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. Not all dealers maintain markets in all high yield securities. Therefore, since there are fewer traders in these securities than there are in “investment grade” securities, the bid-offer spread is usually greater for high yield securities than it is for investment grade securities. The price at which the securities may be sold to meet redemptions and the value of a trust may be adversely affected if trading markets for the securities are limited or absent.

An investment in “high yield, high-risk” debt obligations or “junk” obligations may include increased credit risks and the risk that the value of the units will decline and may decline precipitously, with increases in interest rates. During certain periods there have been wide fluctuations in interest rates and thus in the value of debt obligations generally. Certain high yield securities may be subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher-rated securities, and their value may decline precipitously because of increases in interest rates, not only because the increases in rates generally decrease values, but also because increased rates may indicate a slowdown in the economy and a decrease in the value of assets generally that may adversely affect the credit of issuers of high yield, high-risk securities resulting in a higher incidence of defaults among high yield, high-risk securities. A slowdown in the economy or a development adversely affecting an issuer’s creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements. For an issuer that has outstanding both senior commercial bank debt and subordinated high yield, high-risk securities, an increase in interest rates will increase that issuer’s interest expense insofar as the interest rate on the bank debt is fluctuating. However, many leveraged issuers enter into interest rate protection agreements to fix or cap the interest rate on a large portion of their bank debt. This reduces exposure to increasing rates, but reduces the benefit to the issuer of declining rates. The sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future.

Lower-rated securities tend to offer higher yields than higher-rated securities with the same maturities because the creditworthiness of the issuers of lower-rated securities may not be as strong as that of other issuers. Moreover, if a security is recharacterized as equity by the Internal Revenue Service for federal income tax purposes, the issuer’s interest deduction with respect to the security will be disallowed and this disallowance may adversely affect the issuer’s credit rating. Because investors generally perceive that there are greater risks associated with the lower-rated securities, the yields and prices of these securities tend to fluctuate more than higher- rated securities with changes in the perceived quality of the credit of their issuers. In addition, the market value of high yield, high-risk securities may fluctuate more than the market value of higher-rated securities since these securities tend to reflect short-term credit development to a greater extent than higher-rated securities. Lower-rated securities generally involve greater risks of loss of income and principal than higher-rated securities. Issuers of lower-rated securities may possess fewer creditworthiness characteristics than issuers of higher-rated securities and, especially in the case of issuers whose obligations or credit standing have recently been downgraded, may be subject to claims by debt-holders, owners of property leased to the issuer or others which, if sustained, would make it more difficult for the issuers to meet their payment obligations. High yield, high-risk securities are also affected by variables such as interest rates, inflation rates and real growth in the economy.

Should the issuer of any security default in the payment of principal or interest, the holders of such security may incur additional expenses seeking payment on the defaulted security. Because the amounts (if any) recovered in payment under the defaulted security may not be reflected in the value of a fund held by a trust or units of a trust until actually received, and depending upon when a unitholder purchases or sells his or her units, it is possible that a unitholder would bear a portion of the cost of recovery without receiving any portion of the payment recovered.

High yield, high-risk securities are generally subordinated obligations. The payment of principal (and premium, if any), interest and sinking fund requirements with respect to subordinated obligations of an issuer is subordinated in right of payment to the payment of senior obligations of the issuer. Senior obligations generally include most, if not all, significant debt obligations of an issuer, whether existing at the time of issuance of subordinated debt or created thereafter. Upon any distribution of the assets of an issuer with subordinated obligations upon dissolution, total or partial liquidation or reorganization of or similar proceeding relating to the issuer, the holders of senior indebtedness will be entitled to receive payment in full before holders of subordinated indebtedness will be entitled to receive any payment. Moreover, generally no payment with respect to subordinated indebtedness may be made while there exists a default with respect to any senior indebtedness. Thus, in the event of insolvency, holders of senior indebtedness of an issuer generally will recover more, ratably, than holders of subordinated indebtedness of that issuer.

Municipal Bonds. Certain municipal bonds are “general obligation bonds” and are general obligations of a governmental entity that are backed by the taxing power of such entity. Other municipal bonds are “revenue bonds” payable from the income of a specific project or authority and are not supported by the issuer’s power to levy taxes. General obligation bonds are secured by the issuer’s pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different bonds, both within a particular classification and between classifications, depending on numerous factors. The COVID-19 pandemic has adversely affected, and may further adversely affect in the future, the financial conditions of many states and political subdivisions, and could negatively impact the value of bonds issued by states and political subdivisions, as well as the ability of such entities to make payments when due.

Certain municipal bonds may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be insured by the Federal Housing Administration or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer’s boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under provisions of the Internal Revenue Code, which include certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from federal income tax under existing laws and regulations.

Certain municipal bonds may be health care revenue bonds. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility’s gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians’ confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party pay or programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party pay or programs.

Certain municipal bonds may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. General problems of such issuers would include the difficulty in financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. In addition, federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain bonds to make payments of principal and/or interest on such bonds.

Certain municipal bonds may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of “no-growth” zoning ordinances.

Certain municipal bonds may be industrial revenue bonds (“IRBs”). IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator’s creditworthiness which in turn would have an adverse impact on the rating and/or market value of such bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such bonds, even though no actual takeover or other action is ever contemplated or effected.

Certain municipal bonds may be obligations that are secured by lease payments of a governmental entity (“lease obligations”). Lease obligations are often in the form of certificates of participation. Although the lease obligations do not constitute general obligations of the municipality for which the municipality’s taxing power is pledged, a lease obligation is ordinarily backed by the municipality’s covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain “non-appropriation” clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity’s failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although “non-appropriation” lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult.

Certain municipal bonds may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds. General problems relating to college and university obligations include the prospect of declining student enrollment, possible inability to raise tuitions and fees sufficiently to cover operating costs, the uncertainty of continued receipt of federal grants and state funding and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

Certain municipal bonds may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport’s gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. From time to time the air transport industry has experienced significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines have experienced severe financial difficulties. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

Certain municipal bonds may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project; technological or other unavoidable changes adversely affecting the operation of a project; and administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform or impose unreasonable burdens or excessive liabilities. No one can predict the causes or likelihood of the redemption of resource recovery bonds prior to the stated maturity of the bonds.

Certain municipal bonds may have been acquired at a market discount from par value at maturity. A “tax-exempt” municipal bond purchased at a market discount and held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates.

Certain municipal bonds may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called bonds are used to pay for unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of bonds or may require the mandatory redemption of bonds include, among others: a final determination that the interest on the bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used; an exercise by a local, state or federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the bonds were used; changes in the economic availability of raw materials, operating supplies or facilities; technological or other changes which render the operation of the project for which the proceeds of the bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the bonds are issued on the issuer of the bonds or the user of the proceeds of the bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the bonds; an overestimate of the costs of the project to be financed with the proceeds of the bonds resulting in excess proceeds of the bonds which may be applied to redeem bonds; or an underestimate of a source of funds securing the bonds resulting in excess funds which may be applied to redeem bonds. The issuer of certain bonds may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call bonds in accordance with the stated redemption provisions of such bonds. In such a case the issuer no longer has the right to call the bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a bond at a time when the issuer of the bond might not have called a bond for redemption had it not sold such rights. No one can predict all of the circumstances which may result in such redemption of an issue of bonds. See also the discussion of single-family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.

Convertible Securities. Convertible securities are generally debt obligations or preferred stock of a company that are convertible into another security of the company, typically common stock. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security’s market value also tends to reflect the market price of the common stock of the issuing company, particularly when the stock price is greater than the convertible security’s conversion price. The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security than by the market price of the underlying common stock. Thus, it may not decline in price to the same extent as the underlying common stock, and convertible securities generally have less potential for gain or loss than common stocks. However, mandatory convertible securities (as discussed below) generally do not limit the potential for loss to the same extent as securities convertible at the option of the holder. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company’s common stockholders. Consequently, an issuer’s convertible securities generally entail less risk than its common stock. However, convertible securities generally fall below other debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations. In addition, contingent payment, convertible securities allow the issuer to claim deductions based on its nonconvertible cost of debt, which generally will result in deduction in excess of the actual cash payments made on the securities (and accordingly, holders will recognize income in amounts in excess of the cash payments received).

Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks.

Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for the potential loss.

Senior Loans. Senior loans may be issued by banks, other financial institutions and other investors to corporations, partnerships, limited liability companies and other entities to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes. Senior loans generally are of below investment grade credit quality and may be unrated at the time of investment. They generally are not registered with the SEC or any state securities commission and generally are not listed on any securities exchange.

An investment in senior loans involves risk that the borrowers under senior loans may default on their obligations to pay principal or interest when due. Although senior loans may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower’s obligation in the event of non-payment or that such collateral could be readily liquidated. Senior loans are typically structured as floating rate instruments in which the interest rate payable on the obligation fluctuates with interest rate changes. As a result, the yield on an investment in senior loans will generally decline in a falling interest rate environment and increase in a rising interest rate environment. Additionally, senior loans generally have floating interest rates that may be tied to the London Inter-Bank Offered Rate (“LIBOR”). In 2017, the United Kingdom’s Financial Conduct Authority, which regulated LIBOR, announced that it intended to phase out LIBOR by the end of 2021. In March 2021, the administrator of LIBOR announced a delay in the phase out of the majority of U.S. dollar LIBOR publications until June 30, 2023. In the United States, the Secured Overnight Financing Rate (“SOFR”) is anticipated to be the replacement rate for most floating rate instruments. Not all instruments that contemplate LIBOR have a replacement rate, and the effectiveness of SOFR or any other replacement rate remains uncertain. Accordingly, the potential phase out of LIBOR could adversely affect the value of investments tied to LIBOR.

The amount of public information available on senior loans generally will be less extensive than that available for other types of assets. No reliable, active trading market currently exists for many senior loans, although a secondary market for certain senior loans does exist. Senior loans are thus relatively illiquid. If a fund held by a trust invests in senior loans, liquidity of a senior loan refers to the ability of the fund to sell the investment in a timely manner at a price approximately equal to its value on the fund’s books. The illiquidity of senior loans may impair a fund’s ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many senior loans are of a large principal amount and are held by financial institutions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in a trust’s net asset value.

If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of senior loans for investment may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of senior loans that are considered highly leveraged transactions or subject such senior loans to increased regulatory scrutiny, financial institutions may determine to sell such senior loans. Such sales could result in depressed prices. The price for the senior loan may be adversely affected if sold at a time when a financial institution is engaging in such a sale.

Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders. Such court action could under certain circumstances include invalidation of senior loans. Any lender, which could include a fund held by a trust, is subject to the risk that a court could find the lender liable for damages in a claim by a borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the lenders under the relevant terms of a loan agreement or in connection with actions with respect to the collateral underlying the senior loan.

Covenant-Lite Loans. Certain funds held by a trust may invest significantly in “covenant-lite” loans, which are loans made with minimal protections for the lender. Because covenant-lite loans are less restrictive on borrowers and provide less protection for lenders than typical corporate loans, the risk of default may be significantly higher. Covenant-lite loans contain fewer maintenance covenants, or no maintenance covenants at all, than traditional loans and may not include terms that allow the lender to monitor the financial performance of the borrower and declare a default if certain criteria are breached. This may hinder a fund’s ability to reprice credit risk associated with the borrower and reduce the fund’s ability to restructure a problematic loan and mitigate potential loss. As a result, the fund’s exposure to losses on such investments is increased, especially during a downturn in the credit cycle.

Floating Rate Instruments. A floating rate security is an instrument in which the interest rate payable on the obligation fluctuates on a periodic basis based upon changes in a benchmark, often related to interest rates. As a result, the yield on such a security will generally decline with negative changes to the benchmark, causing an investor to experience a reduction in the income it receives from such securities. A sudden and significant increase in the applicable benchmark may increase the risk of payment defaults and cause a decline in the value of the security.

Asset-Backed Securities. Asset-backed securities (“ABS”) are securities backed by pools of loans or other receivables. ABS are created from many types of assets, including auto loans, credit card receivables, home equity loans and student loans. ABS are issued through special purpose vehicles that are bankruptcy remote from the issuer of the collateral. The credit quality of an ABS transaction depends on the performance of the underlying assets. To protect ABS investors from the possibility that some borrowers could miss payments or even default on their loans, ABS include various forms of credit enhancement. Some ABS, particularly home equity loan transactions, are subject to interest rate risk and prepayment risk. A change in interest rates can affect the pace of payments on the underlying loans, which in turn, affects total return on the securities. ABS also carry credit or default risk. If many borrowers on the underlying loans default, losses could exceed the credit enhancement level and result in losses to investors in an ABS transaction. Finally, ABS have structure risk due to a unique characteristic known as early amortization, or early payout, risk. Built into the structure of most ABS are triggers for early payout, designed to protect investors from losses. These triggers are unique to each transaction and can include: a big rise in defaults on the underlying loans, a sharp drop in the credit enhancement level or even the bankruptcy of the originator. Once early amortization begins, all incoming loan payments (after expenses are paid) are used to pay investors as quickly as possible based upon a predetermined priority of payment.

Mortgage-Backed Securities. Mortgage-backed securities are a type of ABS representing direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property and can include single- and multi-class pass-through securities and collateralized mortgage obligations. Mortgage-backed securities are based on different types of mortgages, including those on commercial real estate or residential properties. These securities often have stated maturities of up to thirty years when they are issued, depending upon the length of the mortgages underlying the securities. In practice, however, unscheduled or early payments of principal and interest on the underlying mortgages may make the securities’ effective maturity shorter than this. Rising interest rates tend to extend the duration of mortgage-backed securities, making them more sensitive to changes in interest rates and may reduce the market value of the securities. In addition, mortgage-backed securities are subject to prepayment risk, the risk that borrowers may pay off their mortgages sooner than expected, particularly when interest rates decline.

Sovereign Debt. Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt, due, for example, to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity’s debt position in relation to the economy or the failure to put in place required economic reforms. If a governmental entity defaults, it may ask for more time in which to pay or for further loans. There is no legal process for collecting sovereign debt that a government does not pay nor are there bankruptcy proceedings through which all or part of the sovereign debt that a governmental entity has not repaid may be collected.

U.S. Government Obligations Risk. Obligations of U.S. government agencies, authorities, instrumentalities and sponsored enterprises have historically involved little risk of loss of principal if held to maturity. However, not all U.S. government securities are backed by the full faith and credit of the United States. Obligations of certain agencies, authorities, instrumentalities and sponsored enterprises of the U.S. government are backed by the full faith and credit of the United States (e.g., the Government National Mortgage Association); other obligations are backed by the right of the issuer to borrow from the U.S. Treasury (e.g., the

Federal Home Loan Banks) and others are supported by the discretionary authority of the U.S. government to purchase an agency’s obligations. Still others are backed only by the credit of the agency, authority, instrumentality or sponsored enterprise issuing the obligation. No assurance can be given that the U.S. government would provide financial support to any of these entities if it is not obligated to do so by law.

Money Market Securities. Certain funds held by a trust may invest in money market securities. If market conditions improve while a fund has temporarily invested some or all of its assets in high quality money market securities, this strategy could result in reducing the potential gain from the market upswing, thus reducing a fund’s opportunity to achieve its investment objective.

Derivatives Risk. Certain funds held by a trust may engage in transactions in derivatives. Derivatives are subject to counterparty risk which is the risk that the other party in a transaction may be unable or unwilling to meet obligations when due. Use of derivatives may increase volatility of a fund and reduce returns. Fluctuations in the value of derivatives may not correspond with fluctuations of underlying exposures. Unanticipated market movements could result in significant losses on derivative positions including greater losses than amounts originally invested and potentially unlimited losses in the case of certain derivatives. There are no assurances that there will be a secondary market available in any derivative position which could result in illiquidity and the inability of a fund to liquidate or terminate positions as valued. Valuation of derivative positions may be difficult and increase during times of market turmoil. Certain derivatives may be used as a hedge against other securities positions; however, hedging can be subject to the risk of imperfect alignment and there are no assurances that a hedge will be achieved as intended which can pose significant loss to a fund. The derivatives market is subject to the risk of changing or increased regulation which may make derivatives more costly, limit the availability of derivatives or otherwise adversely affect the value or performance of derivatives. Examples of increased regulation include, but are not limited to, the imposition of clearing and reporting requirements on transactions that fall within the definition of “swap” and “security-based swap,” increased recordkeeping and reporting requirements, changing definitional and registration requirements and changes to the way that funds’ use of derivatives is regulated. No one can predict the effects of any new governmental regulation that may be implemented on the ability of a fund to use any financial derivative product, and there can be no assurance that any new governmental regulation will not adversely affect a fund’s ability to achieve its investment objective. The federal income tax treatment of a derivative may not be as favorable as a direct investment in the asset that a derivative provides exposure to, which may adversely impact the timing, character and amount of income a fund realizes from its investment. The tax treatment of certain derivatives is unsettled and may be subject to future legislation, regulation or administrative pronouncements. Additionally, the Securities and Exchange Commission (“SEC”) adopted Rule 18f-4 which imposes certain requirements on the usage of derivatives by registered investment companies. Rule 18f-4 imposes limits on the amount of derivatives a fund can enter into, among other requirements, and eliminates other frameworks utilized by funds to comply with Section 18 of the Investment Company Act. Additionally, it requires a fund to treat derivatives as senior securities and requires funds who use more than a limited specified amount of exposure to derivatives to establish a comprehensive derivatives risk management program and appoint a derivatives risk manager. Certain funds held by a trust are required to comply with these requirements which could adversely impact such funds and subsequently a trust.

Options. A trust may hold a fund or funds that write (sell) or purchase options as part of its investment strategy. In addition to general risks associated with derivatives described above, options are considered speculative. When a fund purchases an option, it may lose the premium paid for it if the price of the underlying security or other assets decreases or remains the same (in the case of a call option) or increases or remains the same (in the case of a put option). If a put or call option purchased by a fund were permitted to expire without being sold or exercised, its premium would represent a loss to a fund. To the extent that a fund writes or sells an option, if the decline or increase in the underlying asset is significantly below or above the exercise price of the written option, a fund could experience substantial and potentially unlimited losses.

There can be no assurance that a liquid market for the options will exist when a fund seeks to close out an option position. Reasons for the absence of a liquid secondary market on an exchange may include the following: (i) there may be insufficient trading interest in certain options; (ii) restrictions may be imposed by an exchange on opening transactions or closing transactions or both; (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options; (iv) unusual or unforeseen of an exchange or The Options Clearing Corporation (“OCC”) may not at all times be adequate to handle current trading volume; or (vi) one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options). If trading were discontinued, the secondary market on that exchange (or in that class or series of options) would cease to exist. However, outstanding options on that exchange that had been issued by the OCC as a result of trades on that exchange would continue to be exercisable in accordance with their terms. A fund’s ability to terminate over-the-counter options is more limited than with exchange-traded options and may involve the risk that broker-dealers participating in such transactions will not fulfill their obligations. If a fund were unable to close out a covered call option that it had written (sold) on a security, it would not be able to sell the underlying security unless the option expired without exercise.

The hours of trading for options may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets. Additionally, the exercise price of an option may be adjusted downward before the option’s expiration as a result of the occurrence of certain corporate events affecting the underlying equity security, such as extraordinary dividends, stock splits, merger or other extraordinary distributions or events. In certain circumstances, a reduction in the exercise price of an option could reduce a fund’s capital appreciation potential on the underlying security.

To the extent that a fund purchases options pursuant to a hedging strategy, the fund will be subject to the following additional risks. If a put or call option purchased by a fund is not sold when it has remaining value, and if the market price of the underlying security remains equal to or greater than the exercise price (in the case of a put), or remains less than or equal to the exercise price (in the case of a call), the fund will lose its entire investment in the option. Also, where a put or call option on a particular security is purchased to hedge against price movements in a related security, the price of the put or call option may move more or less than the price of the related security. If restrictions on exercise were imposed, a fund might be unable to exercise an option it had purchased. If a fund were unable to close out an option that it had purchased on a security, it would have to exercise the option in order to realize any profit or the option may expire worthless.

The writing (selling) and purchase of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The successful use of options depends in part on the ability of a fund’s adviser to predict future price fluctuations and, for hedging transactions, the degree of correlation between the options and securities or currency markets.

If a fund employs a covered call strategy, a fund will generally write (sell) call options on a significant portion of the fund’s managed assets. These call options will give the option holder the right, but not the obligation, to purchase a security from the fund at the strike price on or prior to the option’s expiration date. The ability to successfully implement the fund’s investment strategy depends on the fund adviser’s ability to predict pertinent market movements, which cannot be assured. Thus, the use of options may require a fund to sell portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the fund can realize on an investment or may cause the fund to hold a security that it might otherwise sell. The writer (seller) of an option has no control over the time when it may be required to fulfill its obligation as a writer (seller) of the option. Once an option writer (seller) has received an exercise notice, it cannot affect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price. As the writer (seller) of a covered call option, a fund forgoes, during the option’s life, the opportunity to profit from increases in the market value of the security underlying the call option above the sum of the premium and the strike price of the call option, but has retained the risk of loss should the price of the underlying security decline. The value of the options written (sold) by a fund will be affected by changes in the value and dividend rates of the underlying equity securities, an increase in interest rates, changes in the actual or perceived volatility of securities markets and the underlying securities and the remaining time to the options’ expirations. The value of the options may also be adversely affected if the market for the options becomes less liquid or smaller.

An option is generally considered “covered” if a fund owns the security underlying the call option or has an absolute and immediate right to acquire that security without additional cash consideration (or, if required, liquid cash or other assets are segregated by the fund) upon conversion or exchange of other securities held by the fund. In certain cases, a call option may also be considered covered if a fund holds a call option on the same security as the call option written (sold) provided that certain conditions are met. By writing (selling) covered call options, a fund generally seeks to generate income, in the form of the premiums received for writing (selling) the call options. Investment income paid by a fund to its shareholders (such as a trust) may be derived primarily from the premiums it receives from writing (selling) call options and, to a lesser extent, from the dividends and interest it receives from the equity securities or other investments held in the fund’s portfolio and short-term gains thereon. Premiums from writing

(selling) call options and dividends and interest payments made by the securities in a fund’s portfolio can vary widely over time.

Swaps. Certain funds held by a trust may invest in swaps. In addition to general risks associated with derivatives described above, swap agreements involve the risk that the party with whom a fund has entered into the swap will default on its obligation to pay a fund and the risk that a fund will not be able to meet its obligations to pay the other party to the agreement. Swaps entered into by a fund may include, but are not limited to, interest rate swaps, total return swaps and/or credit default swaps. In an interest rate swap transaction, two parties exchange rights to receive interest payments, such as exchanging the right to receive floating rate payments based on a reference interest rate for the right to receive fixed rate payments. In addition to the general risks associated with derivatives and swaps described above, interest rate swaps are subject to interest rate risk and credit risk. In a total return swap transaction, one party agrees to pay another party an amount equal to the total return on a reference asset during a specified period of time in return for periodic payments based on a fixed or variable interest rate or on the total return from a different reference asset. In addition to the general risks associated with derivatives and swaps described above, total return swaps could result in losses if the reference asset does not perform as anticipated and these swaps can have the potential for unlimited losses. In a credit default swap transaction, one party makes one or more payments over the term of the contract to the counterparty, provided that no event of default with respect to a specific obligation or issuer has occurred. In return, upon any event of default, such party would receive from the counterparty a payment equal to the par (or other agreed-upon) value of such specified obligation. In addition to general risks associated with derivatives and swaps described above, credit default swaps involve special risks because they are difficult to value, are highly susceptible to liquidity and credit risk and generally pay a return to the party that has paid the premium only in the event of an actual default by the issuer of the underlying obligation (as opposed to a credit downgrade or other indication of financial difficulty).

Forward Foreign Currency Exchange Contracts. Certain funds held by a trust may engage in forward foreign currency exchange transactions. Forward foreign exchange transactions are contracts to purchase or sell a specified amount of a specified currency or multinational currency unit at a price and future date set at the time of the contract. Forward foreign currency exchange contracts do not eliminate fluctuations in the value of non-U.S. securities but rather allow a fund to establish a fixed rate of exchange for a future point in time. This strategy can have the effect of reducing returns and minimizing opportunities for gain.

Indexed and Inverse Securities. Certain funds held by a trust may invest in indexed and inverse securities. In addition to general risks associated with derivatives described above, indexed and inverse securities are subject to risk with respect to the value of the particular index. These securities are subject to leverage risk and correlation risk. Certain indexed and inverse securities have greater sensitivity to changes in interest rates or index levels than other securities, and a fund’s investment in such instruments may decline significantly in value if interest rates or index levels move in a way a fund’s management does not anticipate.

Futures. Certain funds held by a trust may engage in futures transactions. In addition to general risks associated with derivatives described above, the primary risks associated with the use of futures contracts and options are (a) the imperfect correlation between the change in market value of the instruments held by a fund and the price of the futures contract or option; (b) possible lack of a liquid secondary market for a futures contract and the resulting inability to close a futures contract when desired; (c) losses caused by unanticipated market movements, which are potentially unlimited; (d) the investment adviser’s inability to predict correctly the direction of securities prices, interest rates, currency exchange rates and other economic factors; and (e) the possibility that the counterparty will default in the performance of its obligations. While futures contracts are generally liquid instruments, under certain market conditions they may become illiquid. Futures exchanges may impose daily or intra-day price change limits and/or limit the volume of trading. Additionally, government regulation may further reduce liquidity through similar trading restrictions.

Repurchase Agreement Risk. A repurchase agreement is a form of short-term borrowing where a dealer sells securities to investors (usually on an overnight basis) and buys them back the following day. If the other party to a repurchase agreement defaults on its obligation under such agreement, a fund held by a trust may suffer delays and incur costs or lose money in exercising its rights under the agreement. If the seller fails to repurchase the security under a repurchase agreement and the market value of such security declines, such fund may lose money.

Short Sales Risk. Certain funds held by a trust may engage in short sales. Because making short sales in securities that it does not own exposes a fund to the risks associated with those securities, such short sales involve speculative exposure risk. A fund will incur a loss as a result of a short sale if the price of the security increases between the date of the short sale and the date on which such fund replaces the security sold short. A fund will realize a gain if the security declines in price between those dates. As a result, if a fund makes short sales in securities that increase in value, it will likely underperform similar funds that do not make short sales in securities they do not own. There can be no assurance that a fund will be able to close out a short sale position at any particular time or at an acceptable price. Although a fund’s gain is limited to the amount at which it sold a security short, its potential loss is limited only by the maximum attainable price of the security, less the price at which the security was sold. Short sale transactions involve leverage because they can provide investment exposure in an amount exceeding the initial investment. A fund may also pay transaction costs and borrowing fees in connection with short sales.

Commodities. Certain funds held by a trust may have exposure to the commodities market. This exposure could expose such funds and to greater volatility than investment in other securities. The value of investments providing commodity exposure may be affected by changes in overall market movements, commodity index volatility, changes in interest rates or factors affecting a particular industry or commodity, such as drought, floods, weather, embargoes, tariffs and international economic, political and regulatory developments.

Concentration Risk. Concentration risk is the risk that the value of a trust may be more susceptible to fluctuations based on factors that impact a particular sector because the trust provides exposure to investments concentrated within a particular sector or sectors. A portfolio

“concentrates” in a sector when securities in a particular sector make up 25% or more of the portfolio.

Communication Services Sector. General risks of communication services companies include rapidly changing technology, rapid product obsolescence, loss of patent protection, cyclical market patterns, evolving industry standards and frequent new product introductions. Certain communication companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. Media and entertainment companies are subject to changing demographics, consumer preferences and changes in the way people communicate and access information and entertainment content. Certain of these companies may be particularly susceptible to cybersecurity threats, which could have an adverse effect on their business. Companies in this sector may be subject to fierce competition for market share from existing competitors and new market entrants. Such competitive pressures are intense and communication stocks can experience extreme volatility.

Companies in the communication sector may encounter distressed cash flows and heavy debt burdens due to the need to commit substantial capital to meet increasing competition and research and development costs. Technological innovations may also make the existing products and services of communication companies obsolete. In addition, companies in this sector can be impacted by a lack of investor or consumer acceptance of new products, changing consumer preferences and lack of standardization or compatibility with existing technologies making implementation of new products more difficult.

Consumer Discretionary Sector. Consumer discretionary companies provide non-essential goods and services, and manufacture products and provide discretionary services directly to the consumer. The profitability of companies that manufacture or sell consumer products may be affected by various factors including the general state of the economy and consumer spending trends. The viability of the retail industry depends on the industry’s ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. In addition, competitiveness of the retail industry may require large capital outlays for technological investments. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Many retailers may be involved in entering global markets which entail added risks such as sudden weakening of foreign economies, military actions, difficulty in adapting to local conditions and constraints and added research costs. Changes in demographics and consumer tastes can also affect the demand for, and the success of, consumer discretionary products in the marketplace.

Consumer Staples Sector. Consumer staples companies provide products directly to the consumer that are typically considered non-discretionary items and are based on consumer purchasing habits, including food, beverages, and household items. General risks of consumer staples companies include the general state of the economy, consumer spending trends and production costs. Companies providing these products may be affected by regulation or legislation of various products and production techniques, litigation, marketing campaigns, competitive pricing, consumer confidence, materials costs and other factors impacting consumer demand. Price competition among suppliers may present additional challenges and impact the profitability of companies in this sector. Additionally, weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits.

Energy Sector. Energy companies may include but are not limited to companies involved in: production, generation, transmission, marketing, control, or measurement of energy; the provision of component parts or services to companies engaged in the above activities; energy research or experimentation; and environmental activities related to the solution of energy problems, such as energy conservation and pollution control.

The securities of companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, military actions, energy conservation, the success of exploration projects, and tax and other regulatory policies of various governments. As a result of the foregoing, the securities issued by energy companies may be subject to rapid price volatility.

Any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy sector or the environment could have a negative impact on the energy sector. Each of the problems referred to could adversely affect the financial stability of the issuers of any energy sector securities.

Financials Sector. Companies in the financials sector may include banks and their holding companies, finance companies, investment managers, broker-dealers, insurance and reinsurance companies and mortgage REITs. Financial companies are subject to extensive governmental regulation which may limit their permitted activities and affect their ability to earn a profit. These government actions include, but are not limited to, restrictions on investment activities; increased oversight, regulation and involvement in financial services company practices; adjustments to capital requirements; the acquisition of interests in and the extension of credit to private entities; and increased investigation efforts into the actions of companies and individuals in the financial service industry. There can be no assurance as to the actual impact these laws and their implementing regulations, or any other governmental program, will have on any individual financial company or on the financial markets as a whole.

In addition, deterioration in general economic conditions can have an adverse impact on financial companies. Financial difficulties of borrowers, limited access to capital, deterioration of credit markets and unstable interest rates can have a disproportionate effect on the financials sector. Financial markets are becoming increasingly intertwined on a global scale and adverse economic conditions in one country or region may impact financial companies around the world. Companies in the financials sector may also be the targets of hacking and potential theft of proprietary or customer information or disruptions in service, which could have a material adverse effect on their businesses. Financial companies are also subject to intense competition, which could adversely affect the profitability or viability of such companies.

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, currency exchange rates, volatile interest rates, portfolio concentrations in geographic markets, in commercial and residential real estate loans or any particular segment or industry and competition from new entrants in their fields of business. Banks, thrifts and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations, which impose strict capital requirements and limitations on the permissible activities that banks and thrifts may pursue. In addition, these companies may face increased competition from nontraditional lending sources as regulatory changes permit new entrants to offer various financial products. Technological advances allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks, thrifts and their holding companies face tremendous pressure from mutual funds, brokerage firms and other providers in the competition to furnish services that were traditionally offered by banks and thrifts.

Companies engaged in investment management and broker-dealer activities are subject to volatility in their earnings and share prices that often exceeds the volatility of the equity market in general. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in investment management and broker-dealer activities are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including but not limited to interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other natural or man-made disasters and the effects of client mergers. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies’ policy sales, tax obligations and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.

In addition to the normal risks of business, companies involved in the insurance and risk management industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: the inherent uncertainty in the process of establishing property-liability loss reserves, and the fact that ultimate losses could materially exceed established loss reserves, which could have a material adverse effect on results of operations and financial condition; the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophic losses, which could have a material adverse impact on their financial conditions, results of operations and cash flow; the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claim settlement practices; the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability ratings; the extensive regulation and supervision to which insurance companies are subject, and various regulatory and other legal actions; the adverse impact that increases in interest rates could have on the value of an insurance company’s investment portfolio and on the attractiveness of certain of its products; and the uncertainty involved in estimating the availability of reinsurance and the collectability of reinsurance recoverables.

The state insurance regulatory framework is also subject to the risk of federal and state legislatures potentially enacting laws that alter or increase regulation of insurance companies and insurance holding company systems. Previously, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non- conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Mortgage REITs engage in financing real estate, purchasing or originating mortgages and mortgage-backed securities and earning income from the interest on these investments. Such REITs face risks similar to those of other financial firms, such as changes in interest rates, general market conditions and credit risk, in addition to risks associated with an investment in real estate (as discussed herein).

Health Care Sector. Health care companies involved in advanced medical devices and instruments, drugs and biotech, managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the health care field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial and include lengthy governmental review processes with no guarantee that the product will ever come to market.

Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product’s transition from development to production, and revenue patterns may be erratic. In addition, health care facility operators may be affected by events and conditions including, among other things, pandemics and epidemics, demand for services, the ability of the facility to provide the services required, physicians’ confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs. Legislative proposals concerning health care are proposed in Congress from time to time. These proposals may span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance incentives for competition in the provision of health care services, tax incentives and penalties related to health care insurance premiums and promotion of prepaid health care plans.

Industrials Sector. General risks of industrials companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. In addition, capital goods companies may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, labor relations, government regulations, government contracts and ecommerce initiatives. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny.

Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, disputes over or ability to obtain or retain government contracts, or changes in government budget priorities, changes in aircraft-leasing contracts and cutbacks in profitable business travel.

Information Technology Sector. Information technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking and communications equipment, internet access and information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the internet, may be characterized by rapidly changing technology, product obsolescence, cyclical markets, evolving industry standards and frequent new product introductions. The success of companies in this sector depends, in substantial part, on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting a company’s products or in the market for products based on a particular technology could have a material adverse effect on an issuer’s operating results. Furthermore, there can be no assurance that any particular company will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high- technology common stocks to fluctuate substantially. In addition, technology company stocks may experience extreme price and volume fluctuations that are often unrelated to the operating performance of such companies. Such market volatility may adversely affect the price of shares of these companies.

Some key components of certain products of technology issuers may be available only from single sources. There can be no assurance that suppliers will be able to meet the demand for components in a timely and cost-effective manner. Accordingly, an issuer’s operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, technology issuers may have a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on companies in this sector.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken to protect proprietary rights will be adequate to prevent misappropriation of technology or that competitors will not independently develop technologies that are substantially equivalent or superior to an issuer’s technology. In addition, due to the increasing public use of the internet and connectivity of devices, information technology companies are increasingly the subject of legal inquiries and legislative proposals. It is possible that new laws and regulations may be adopted to address issues such as privacy, pricing, monopolistic characteristics, and the character and quality of internet products and services. The adoption of any such laws could have a material adverse impact on the issuers of securities in the information technology sector.

Materials Sector. Companies in the basic materials sector are engaged in the manufacture, mining, processing, or distribution of raw materials and intermediate goods used in the industrial sector. These may include materials and products such as chemicals, commodities, forestry products, paper products, copper, iron ore, nickel, steel, aluminum, precious metals, textiles, cement, and gypsum. Basic materials companies may be affected by the volatility of commodity prices, exchange rates, import controls, worldwide competition, depletion of resources, and mandated expenditures for safety and pollution control devices. In addition, they may be adversely affected by technical progress, labor relations and governmental regulation. These companies are also at risk for environmental damage and product liability claims.

Production of industrial materials often exceeds demand as a result of over-building or economic downturns, which may lead to poor investment returns.

Real Estate Sector. Real estate companies include REITs and real estate management and development companies. Companies in the real estate sector may be exposed to the risks associated with the ownership of real estate which include, among other factors, changes in general U.S., global and local economic conditions, declines in real estate values, changes in the financial health of tenants, overbuilding and increased competition for tenants, oversupply of properties for sale, changing demographics, changes in interest rates, tax rates and other operating expenses, changes in government regulations, faulty construction and the ongoing need for capital improvements, regulatory and judicial requirements including relating to liability for environmental hazards, changes in neighborhood values and buyer demand and the unavailability of construction financing or mortgage loans at rates acceptable to developers. The performance of a REIT may also be adversely impacted by other factors (discussed above).

Real estate management and development companies often are dependent upon specialized management skills, have limited diversification and are subject to risks inherent in operating and financing a limited number of projects. To the extent such companies focus their business on a particular geographic region of a country, they may also be subject to greater risks of adverse developments in that area. These companies may also be subject to heavy cash flow dependency and defaults by borrowers. Certain real estate management and development companies have a relatively small market capitalization, which may tend to increase the volatility of the market price of these securities.

Utilities Sector. General problems of utility companies include risks of increases in energy and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations that may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or manmade disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. In addition, taxes, government regulation, international politics including military actions, price and supply fluctuations, volatile interest rates and energy conservation may cause difficulties for utilities. All of such issuers experience certain of these problems to varying degrees.

California. The information provided below is only a brief summary of the complex factors affecting the financial situation in California and is derived from sources that are generally available to investors and are believed to be accurate. Except where otherwise indicated, the information is based on California’s 2019-20 fiscal year running from July 1, 2019 to June 30, 2020. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various state and local agencies in California or contained in official statements for various California municipal obligations.

Economic Outlook. California’s economy recovered during the 2020-21 fiscal year. As of the end of the 2020-21 fiscal year, California’s GDP approached $3.3 trillion, which represented a 17% increase over the 2019-20 fiscal year. Additionally, by the end of the 2020-21 fiscal year California’s economic output surpassed the pre-COVID-19 pandemic GDP by 6.7%. Personal income for Californians also increased, gaining 4.2% over the 2020-21 fiscal year.

The unemployment rate in California steadily recovered during the 2020-21 fiscal year, dropping from 14.1% as of the end of the 2019-20 fiscal year to 7.6% as of the end of the 2020-21 fiscal year. The leisure and hospitality sector recuperated 265,000 jobs during the 2020-21 fiscal year, representing an increase of 20.2%. However, as of the end of the 2020-21 fiscal year, the leisure and hospitality sector was still lacking nearly 500,000 jobs that existed prior to the COVID-19 pandemic.

The housing market showed signs of growth during the 2020-21 fiscal year. Existing home sales in June 2021 totaled 436,020 units an increase of 28.3% from June 2020. The median home price in California rose to a record high of $819,630, which was an increase of 30.9% from June 2020.

New vehicle registrations in California increased from 98,865 in June 2020 to 144,282 in June 2021, an increase of 45.9%.

At the end of the 2020-21 fiscal year, California’s economy showed signs of growth and recovery from the initial impacts of the COVID-19 pandemic. The continued recovery and growth remains uncertain however due to the continued evolution of the pandemic and rise in inflation rates in California from 1.4% in the 2019-20 fiscal year to 4.4% during the 2020-21 fiscal year. Since June 2021 annual price inflation has exceeded 5.0% each month compared to about 2.0% over the last decade. An increased demand from consumers paired with continued frictions in the production and transportation of goods has led to higher than normal growth in prices of many goods and services.

Net Assets. The California primary government’s combined net deficit position (governmental and business-type activities) declined by $338 million (0.6%) from a negative $54.5 billion, as restated, to a negative $54.8 billion as of the 2019-20 fiscal year end.

The California primary government’s net investment in capital assets such as land, buildings, equipment, and infrastructure of $119.7 billion comprise a significant portion of its net position. This amount of capital assets is net of any outstanding debt used to acquire those assets. California uses capital assets when providing services to citizens and consequently, these assets are not available for future spending. Although California’s investment in capital assets is reported net of related debt, the resources needed to repay this debt must come from other sources because California cannot use the capital assets to pay off the liabilities.

The California primary government’s net position includes another $54.4 billion, which represents resources that are externally restricted as to how they may be used, such as resources pledged to debt service. The internally-imposed earmarking of resources is not presented as restricted net position. As of the end of the 2019-20 fiscal year, the primary government’s combined unrestricted net deficit position was $228.9 billion ($208 billion for governmental activities and $20.9 billion for business-type activities).

As of the end of fiscal year 2019-20, the California primary government recognized $186.8 billion, which accounted for 81.6% of the $228.9 billion unrestricted net deficit, in unfunded employee related obligations—net pension liability, net OPEB liability, and compensated absences. In addition, the California primary government recognized $65.0 billion in outstanding bonded debt issued to build capital assets for school districts and other local governmental entities, a common state practice nationwide. Because California does not own these capital assets, neither the assets nor the related bonded debt is included in the portion of net position reported as net investment in capital assets. Rather, the bonded debt is reported as a noncurrent liability that increases California’s unrestricted net deficit position. A major factor contributing to the unrestricted net deficit is that California must recognize a liability on the government-wide Statement of Net Position as soon as an obligation occurs, while financing and budgeting functions focus on when a liability will be paid. California can expect continued deficits in the unrestricted net position of governmental activities as long as it has significant unfunded employee-related obligations and outstanding obligations for school districts and other local governmental entities.

California General Fund. California’s main operating fund (the “California General Fund”) ended the 2019-20 fiscal year with assets of $57.0 billion; liabilities and deferred inflows of resources of $28.5 billion; and non-spendable, restricted, committed and assigned fund balances of $2.1 billion, $16.7 billion, $3.0 billion and $3.1 billion, respectively. The California General Fund was left with an unassigned fund balance of $3.6 billion, a $2.9 billion increase over the 2018-19 fiscal year. Total assets of the California General Fund increased by $7.3 billion (14.6%) versus the 2018-19 fiscal year. Total liabilities and deferred inflows of resources decreased by $2.7 billion (8.5%) versus the 2018-19 fiscal year.

The California General Fund had an excess of revenues over expenditures of $17.4 billion ($155.9 billion in revenues and $138.5 billion in expenditures). Approximately $149.5 billion (95.9%) of California General Fund revenue is derived from California’s largest three taxes: personal income taxes ($110.3 billion), sales and use taxes ($25.5 billion), and corporation taxes ($13.7 billion).

During 2019-20 fiscal year, total California General Fund revenue increased by $15.4 billion (11.0%), which primarily resulted from an increase in personal income taxes of $15.3 billion (16.1%). California General Fund expenditures increased by $9.4 billion (7.3%). The largest increases were in health and human services and general government, which were up $4.3 billion and $4.7 billion, respectively. The California General Fund ended the 2019-20 fiscal year with a fund balance of $28.5 billion, an increase of $10.3 billion from the 2018-19 fiscal year’s restated ending fund balance of $18.2 billion. The California General Fund’s ending fund balance includes $16.1 billion restricted for budget stabilization if California’s Governor must declare a budget emergency during an economic crisis (such as the COVID-19 pandemic encountered in the final quarter of the 2019-20 fiscal year).

Budget Outlook. California’s 2020-21 Budget Act was enacted on June 29, 2020 (the “California Budget Act”). The California Budget Act appropriated $202.1 billion—$133.9 billion from the California General Fund, $62.1 billion from special funds, and $6.1 billion from bond funds. The California General Fund’s budgeted expenditures decreased by $13 billion (8.9%) over the 2019-20 fiscal year budget. The California General Fund’s revenues were projected to be $137.7 billion after a $7.8 billion transfer from the Budget Stabilization Account (BSA), California’s rainy-day fund. California General Fund revenue comes predominantly from taxes, with personal income taxes expected to provide 59.7% of total revenue in fiscal year 2020-21. California’s major taxes (personal income, sales and use, and corporation taxes) were projected to provide approximately 88.3% of the California General Fund’s in the 2020-21 fiscal year. The California General Fund was projected to end the 2020-21 fiscal year with $10.7 billion in total reserves—$8.3 billion in the BSA, $2.6 billion in the California General Fund’s Special Fund for Economic Uncertainties (SFEU), $450 million in the Safety Net Reserve (SNR), and an expected deficit of $716 million in COVID reserve. In addition to the required minimum annual transfer to the BSA, Proposition 2 requires the California General Fund to make an equivalent minimum annual amount of debt reduction payments; the 2020-21 fiscal year spending plan included $2.0 billion of debt reduction expenditures.

The California Budget Act decreased total California expenditures by $12.9 billion over the 2019-20 fiscal year budgeted level, driven by a decrease in budgeted California General Fund expenditures of $13.9 billion. The primary decreases in spending in the California General Fund were from reductions of $10.2 billion for K-12 education, $1.7 billion for higher education and $3.6 billion for general government. The California General Fund’s share of Proposition 98 guaranteed minimum funding level for K-12 schools and community colleges decreased by $7.6 billion to $45.1 billion.

The California Budget Act planned to close a $54.3 billion deficit caused by the COVID-19 recession. Specific strategies to reduce the deficit included: using $8.8 billion in reserves, borrowing $9.3 billion form special funds, temporarily suspending $4.4 billion in incentive tax credits provided to businesses, cancelling $10.6 billion in government program expansions, obtaining $10.1 billion in expanded federal assistance and initiating $11.1 billion in funding reductions and deferrals which would be restored if certain federal funding targets were met.

Specific California Budget Act provisions included a $15.9 billion increase in Medi-Cal local assistance to address COVID-19 caseload growth, $1.6 billion in additional funding for In-Home Supportive Services, increased CalWORKs costs projected to reach $7.8 billion and $1.2 billion allocated across multiple departments and programs to support local governments’ housing and homelessness programs.

California’s state government received $9.5 billion from the Coronavirus Relief Fund. The California Budget Act allocated $4.5 billion of these funds to schools and community colleges to mitigate the effects of school closures related to COVID-19. The California Budget Act provided $1.3 billion to counties and $500 million to cities to address homelessness, public health, public safety and other services. Additionally, another $550 million was allocated to the Department of Housing and Community Development to help provide housing for individuals and families at risk of becoming homeless due to the COVID-19 pandemic.

In June 2021, the 2021-22 Budget Act (the “2021-22 California Budget Act”) was enacted and provided updated estimates of fiscal year 2020-21 California General Fund revenues, expenditures, and reserves. The 2021-22 California Budget Act, projected for the 2020-21 fiscal year California General Fund revenue of $188.8 billion (after transfers), expenditures of $166.1 billion, and total year-end reserves of $14.7 billion —$1.9 billion Public School System Stabilization Account, $12.3 billion in the BSA and $450 million in the SNR—which is $4.0 billion more than projected in the California Budget Act in June 2020.

Capital Assets. As of June 30, 2020, California’s investment in capital assets for its governmental and business-type activities amounted to $152.9 billion (net of accumulated depreciation/amortization). California’s capital assets include land, state highway infrastructure, collections, buildings and other depreciable property, intangible assets, and construction/development in progress. The buildings and other depreciable property account includes buildings, improvements other than buildings, equipment, certain infrastructure assets, certain books, and other capitalized and depreciable property. Intangible assets include computer software, land use rights, patents, copyrights, and trademarks. Infrastructure assets are items that normally are immovable, such as roads and bridges, and can be preserved for a greater number of years than can most capital assets.

As of June 30, 2020, California’s capital assets increased by $4.6 billion (3.1%) versus the 2018-19 fiscal year. The majority of the increase occurred in state highway infrastructure, buildings and other depreciable property and construction/development in progress.

Debt Administration. As of June 30, 2020, California had total bonded debt outstanding of $109.9 billion, $79.7 billion (72.5%) of which represents general obligation bonds, which are backed by the full faith and credit of California. The current portion of general obligation bonds outstanding is $4.4 billion and the long-term portion is $75.3 billion. The remaining $30.2 billion (27.5%) of bonded debt outstanding represents revenue bonds, which are secured solely by specified revenue sources. The current portion of revenue bonds outstanding is $2.1 billion and the long-term portion is $28.1 billion.

During the 2019-20 fiscal year, California issued a total of $7.8 billion in new general obligation bonds to fund various capital projects and other voter-approved costs related to K-12 schools and higher education facilities, transportation improvements and high-speed rail, water quality and environmental protection, and other public purposes.

Budgetary Control. California’s annual budget is primarily prepared on a modified accrual basis for governmental funds. The Governor of California recommends a budget for approval by the California legislature each year. This recommended budget includes estimated revenues, but revenues are not included in the annual budget bill adopted by the legislature. Under California law, California cannot adopt a spending plan that exceeds estimated revenues.

Under the California Constitution, money may be drawn from the treasury only through a legal appropriation. The appropriations contained in the California Budget Act, as approved by the California legislature and signed by the Governor of California, are the primary sources of annual expenditure authorizations and establish the legal level of control for the annual operating budget. The budget can be amended throughout the year by special legislative action, budget revisions by the California Department of Finance, or executive orders of the Governor of California. Amendments to the original budget for the 2019-20 fiscal year, increased spending authority for the budgetary/legal basis-reported California General Fund, Transportation Funds, and the Environmental and Natural Resources Funds.

Appropriations are generally available for expenditure or encumbrance either in the year appropriated or for a period of three years if the legislation does not specify a period of availability. At the end of the availability period, the encumbering authority for the unencumbered balance lapses. Some appropriations continue indefinitely, while others are available until fully spent. Generally, encumbrances must be liquidated within two years from the end of the period in which the appropriation is available. If the encumbrances are not liquidated within this additional two-year period, the spending authority for these encumbrances lapses.

Risk Management. The primary government has elected, with a few exceptions, to be self-insured against loss or liability. The primary government generally does not maintain reserves. Losses are covered by appropriations from each fund responsible for payment in the year in which the payment occurs. California is permissively self-insured and, barring any extraordinary catastrophic event, the potential amount of loss faced by California is not considered material in relation to the primary government’s financial position. Generally, the exceptions are when a bond resolution or a contract requires the primary government to purchase commercial insurance for coverage against property loss or liability. There have been no significant reductions in insurance coverage from the prior year. In addition, no insurance settlement in the last three years has exceeded insurance coverage. All claim payments are on a “pay-as-you-go” basis, with workers’ compensation benefits for self-insured agencies initially being paid by the California Compensation Insurance Fund.

The discounted liability for unpaid self-insurance claims of the primary government is estimated to be $4.7 billion as of the 2019-20 fiscal year end. This estimate is primarily based on actuarial reviews of California’s workers’ compensation program and includes indemnity payments to claimants, as well as all other costs of providing workers’ compensation benefits, such as medical care and rehabilitation. The estimate also includes the liability for unpaid services fees, industrial disability leave benefits, and incurred-but-not-reported amounts. The estimated total liability of approximately $6.6 billion is discounted to $4.7 billion using a 3.5% interest rate. Of the total discounted liability, $486 million is a current liability, of which $350 million is included in the California General Fund, $133 million in the special revenue funds and $3 million in the internal service funds. The remaining $4.2 billion is reported as other noncurrent liabilities in the government-wide Statement of Net Position. The University of California, a discretely presented component unit, is self-insured or insured through a wholly-owned captive insurance company.

Ratings. As of December 30, 2022, all outstanding general obligation bonds of the state of California were rated “AA-” by S&P and “Aa2” by Moody’s. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

Local Issuances. It should be noted that the creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the state of California, and there is no obligation on the part of the state to make payment on such local obligations in the event of default.

The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of California bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the state and various agencies and political subdivisions thereof. The sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds, the market value or marketability of such bonds or the ability of the respective issuers of such bonds to pay interest on or principal of such bonds.

New Jersey. The information provided below is only a brief summary of the complex factors affecting the financial situation in New Jersey and is derived from sources that are generally available to investors and are believed to be accurate. Except where otherwise indicated, the information is based on New Jersey’s 2020-21 fiscal year running from July 1, 2020 to June 30, 2021. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various state and local agencies in New Jersey or contained in official statements for various New Jersey municipal obligations.

Economic Outlook. New Jersey’s labor market added 212,400 jobs during the fiscal year 2020-21, adding jobs in every month. Job growth was led by the service sectors, with the leisure & hospitality sector adding 63,700 jobs; the professional & business services sector adding 45,400 jobs; and the trade/transportation/utilities sector adding 34,800 jobs. The manufacturing and construction sectors added 4,000 and 6,000 jobs, respectively.

New Jersey’s unemployment rate was 5.1% for fiscal year 2020-21, which was 1.2% higher than the national average. The unemployment rate declined 2.3% during the fiscal year 2020-21. The labor force participation rate was 62.6% as of the end of the 2020-21 fiscal year, a decrease of 0.1% from fiscal year 2019-20. The labor force participation was 1.7% lower than during the COVID-19 Pandemic during the 2019-20 fiscal year.

New Jersey’s existing home sales in fiscal year 2020-21 were 4.7% higher than in fiscal year 2019-20. The number of single-family homes sold was 0.6% than in the fiscal year 2019-20, and the number of townhomes and condos sold was 18.1 percent higher. The foreclosure picture also improved. The share of mortgages in foreclosure continued to steadily decline, falling to 0.8% in the fourth quarter of 2021, however the share of seriously delinquent mortgages rose to above pre-pandemic levels.

New Jersey experienced strong economic growth throughout the fiscal year 2020-21. Gross Domestic Product (GDP) rebounded sharply after the initial drop from the pandemic in

2020, and real GDP grew at a seasonally adjusted rate of 7.5% in the first quarter of 2021 and 4.9% overall in 2021.

Personal Income in New Jersey declined at a 16.5% annual rate in the second quarter of 2021. However, wage and salary income increased 9.0% in second quarter and continued to rise, growing at an annual rate of 12.7% in third quarter and 10.5% in the fourth quarter of 2021 due to continued job growth and a tight labor market.

A majority of the Federal Open Market Committee (“FOMC”) members projected at least six interest rate increases in 2022 to combat continually elevated inflation. It is anticipated that personal consumption expenditure inflation will average 4.3% in 2022 and 2.7% in 2023. The FOMC estimates real GDP in the United States will grow 2.8% in 2022 according to March 2023 projections. In a survey by the Wall Street Journal in April 2022, economists predicted real GDP growth of 2.6% in 2022.

Revenues and Expenditures. During the 2020-21 fiscal year, New Jersey’s revenues, including transfers, totaled $97.3 billion, which was an increase of $23.4 billion versus the 2019-20 fiscal year after restatements. This increase is primarily attributable to higher operating grants and general taxes. Operating grants totaled $41.7 billion and accounted for 42.7% of New Jerseys’ revenues for the 2020-21 fiscal year. General taxes totaled $42.8 billion and accounted for 43.8% of total New Jersey revenues for the 2020-21 fiscal year. New Jersey’s gross income tax totaled $17.5 billion, the Sales and Use tax totaled $11.4 billion, and the Corporation Business tax totaled $4.9 billion. New Jersey’s three major taxes comprised 78.8% of the total general taxes that were collected during the 2020-21 fiscal year. General taxes increased by $7.0 billion as compared to the 2019-20 fiscal year.

New Jersey’s 2020-21 fiscal year expenses totaled $93.5 billion, an increase of $18.0 billion after restatements in comparison to the 2019-20 fiscal year. New Jersey’s spending increased by $10.1 billion in the Unemployment Compensation Fund due to claims exceeding available resources. Other material spending increases included: government direction, management, and control ($2.5 billion); physical and mental health ($1.9 billion); education, cultural, and intellectual development ($1.9 billion); and economic planning, development, and security ($1.1 billion).

New Jersey General Fund. New Jersey’s chief operating fund (the “New Jersey General Fund”) is the fund into which all state revenues, not otherwise restricted by statute, are deposited. The New Jersey General Fund’s ending balance totaled $14.5 billion of which $4.3 billion represented unassigned fund balance. The unassigned fund balance increased by $2.2 billion in the 2020-21 fiscal year. A major underlying reason for the increase in fund balance was due to a $4.8 billion increase in taxes; 96% of this increase came from increases to the Corporation Business Tax, the Sales and Use Tax, and the Pass-Through Business Alternative Income Tax, the latter of which was a new tax in fiscal year 2020-21. The “Surplus Revenue Fund” is an account within the New Jersey General Fund that is used as a “rainy day fund.” Surplus revenue is defined as an amount equivalent to 50% of the excess between the New Jersey General Fund revenues certified by the New Jersey Governor at the time of approval of the annual New Jersey Appropriations Act and the amount of revenue reported from the annual financial report of the New Jersey General Fund for the fiscal year. Excess in the New Jersey General Fund is subtracted by the amount of revenue reported in the annual financial report of the New Jersey Property Tax Relief Fund that is less than revenue amounts certified by the New Jersey Governor at the time of approval of the annual New Jersey Appropriations Act. New Jersey made a deposit of $2.4 billion in fiscal year 2020-21 to the New Jersey Surplus Revenue Fund. As of the end of fiscal year 2020-21, the New Jersey Surplus Revenue Fund had a balance of $2.4 billion.

On a budgetary basis, the New Jersey General Fund collected general revenues of $46.6 billion which were $0.3 billion lower than the final budget. However, this figure was $7.9 billion higher than originally anticipated, due to increases in taxes and federal and other grants.

Total expenditures were $0.8 billion lower than original appropriations as set forth in the annual Appropriations Act plus supplemental appropriations enacted during the 2020-21 fiscal year. A major cause for under-spending resulted from the overestimate of federal funds, a practice that allows New Jersey to receive the maximum federal dollars available. From a 2020-21 fiscal year program perspective, the following areas under-spent: community development and environmental management ($2.3 billion); economic planning, development, and security ($1.5 billion); physical and mental health ($1.2 billion); transportation programs ($768.6 million); special government services ($63.5 million); and public safety and criminal justice ($46.0 million). This underspending was offset by overspending in: government direction, management, and control ($1.4 billion); and educational, cultural, and intellectual development ($1.1 billion).

Net Assets. The New Jersey primary government’s assets and deferred outflows of resources totaled $121.7 billion for the 2020-21 fiscal year, an increase of $46.3 billion from the 2019-20 fiscal year after restatements (that resulted in a $0.3 billion increase in net position). Restatements were made to increase net position over various accounts. As of 2020-21 fiscal year end, liabilities and deferred inflows of resources exceeded assets and deferred outflows of resources by $196.2 billion. New Jersey’s unrestricted net position (representing the net position that has not statutory commitments and is available for discretionary use), totaled negative $216.0 billion. This negative balance is primarily a result of New Jersey implementing in the 2014-15 fiscal year, GASB Statement No. 68, Accounting and Financial Reporting for Pensions, and in the fiscal year 2017-28, GASB Statement No. 75, Accounting and Financial Reporting for Postemployment Benefits Other Than Pensions. Financing activities that have contributed to New Jersey’s negative unrestricted net position include: liabilities from pension obligation bonds, funding of a portion of local elementary and high school construction, and the securitization of all annual tobacco master settlement agreement receipts with no corresponding assets. During the 2020-21 fiscal year, the proprietary funds’ net position decreased by $958.2 million resulting in a net position of $272.5 million as of the 2020-21 fiscal year end.

Changes in Net Assets. In the 2020-21 fiscal year New Jersey’s net position increased by $3.8 billion after restatements. Approximately 43.8% of New Jersey’s total revenues came from general taxes, while 42.7% came from operating grants. Charges for services totaled 12.4% of total revenues; and items such as capital grants, miscellaneous revenues, and interest earnings accounted for the remainder. New Jersey’s expenses cover a range of services. The largest expense was for the New Jersey Unemployment Compensation Fund (22.9%); educational, cultural, and intellectual development (22.8%) which includes approximately $307.3 million disbursed by the New Jersey Schools Development Authority (a blended component unit) to help finance school facilities construction; physical and mental health (19%); and government direction, management, and control (11.6%) which includes transfers of $3.7 billion to the New Jersey Debt Defeasance and Prevention Fund. Other major expenses included economic planning, development, and security and criminal justice; and the New Jersey Lottery Fund. During the 2020-21 fiscal year, expenses from governmental activities exceeded program revenues. This imbalance was primarily funded through $43.6 billion of general revenues (mostly taxes). The remaining $4.7 billion resulted in an increase in net position. Offsetting the net position increase, Business-type Activities reflected a net position decrease of $1.0 billion. This decrease was mainly a result of the Unemployment Compensation Fund’s claims exceeding available resources due to the COVID-19 pandemic.

Debt Administration. As of the end of the 2020-21 fiscal year, New Jersey’s outstanding long-term obligations for governmental activities totaled $248.6 billion, a $44.3 billion increase, after restatements, from the 2019-20 fiscal year. That increase is primarily attributable to a $4.4 billion increase in the Net Pension Liability and $36.1 billion increase in Other Postemployment Benefits (OPEB) Liability. There was also an increase of $3.8 billion in bonded debt. Long-term bonded obligations totaled $48.2 billion and other long-term non-bonded obligations totaled $200.4 billion. In addition, New Jersey has $10.3 billion of legislatively authorized bonding capacity that has not yet been issued. As of the end of the 2020-21 fiscal year, the legislatively authorized but unissued debt decreased by $2.4 billion from the 2019-20 fiscal year.

Ratings. As of December 30, 2022, all outstanding general obligation bonds of the State of New Jersey were rated “A-” by S&P and “A2” by Moody’s. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

Local Issuances. It should be noted that the creditworthiness of obligations issued by local New Jersey issuers may be unrelated to the creditworthiness of obligations issued by the State of New Jersey, and there is no obligation on the part of the state to make payment on such local obligations in the event of default.

The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the state and various agencies and political subdivisions thereof. The sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds, the market value or marketability of such bonds or the ability of the respective issuers of such bonds to pay interest on or principal of such bonds.

New York. The information provided below is only a brief summary of the complex factors affecting the financial situation in New York and is derived from sources that are generally available to investors and are believed to be accurate. Except where otherwise indicated, the information is based on New York’s 2021-2022 fiscal year running from April 1, 2021 to March 31, 2022. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various state and local agencies in New York or contained in official statements for various New York municipal obligations.

Economic Condition and Outlook. After a short but deep recession in early 2020 due to the COVID-19 pandemic, the national economy began to recover in the second half of 2021. Real gross domestic product (GDP) increased nationally by 5.7 percent in 2021, compared to a 3.4 percent decline in 2020.

New York’s economy experienced a more severe recession than the nation as whole with a 5.0 percent decrease in gross state product (GSP). New York’s recovery also lagged the nation, with real GSP growing 5.0 percent. New York’s real GSP has not yet returned to its pre-pandemic level, unlike over two-thirds of the other states

Shutdowns in 2020 due to the pandemic caused significant job losses both nationally and in New York. From February to April 2020, the nation and New York lost nearly 22 million and 2 million jobs, respectively. By the end of the 2020, 55 percent of the jobs nationwide had been recovered; whereas in New York, the job recovery was much slower with only 48 percent of lost jobs were recovered at the end of 2020. The rate of employment in New York increased in 2021, however it still lagged the national rate. At the end of 2021, 72 percent of the jobs lost in New York were recovered, compared to 85 percent nationally.

New York experienced job losses in all regions of the state in 2020, with the largest declines in New York City and Long Island at 11.1 percent and 10.1 percent, respectively. As employment recovered in 2021, all regions realized increases; however, the total number of jobs were still below pre-pandemic levels. The downstate regions of Long Island and the Hudson Valley experienced the largest growth rates of 4.5 percent and 3.1 percent, respectively.

The unemployment rate hit 9.9 percent in 2020, which was its highest annual rate since 1977. With the increase in employment in 2021, the unemployment rate declined to 6.9 percent. Despite more people being employed, the labor force decreased by 133,500 workers. As a result, the labor force participation rate continued to fall, declining from 59.1 percent in 2020 to 59 percent in 2021.

In New York, the annual change in total wages paid to all employees increased by 8.7 percent in 2021, due to the slower employment growth in New York, which trailed the national increase of a 9.1 percent increase in total wages. However, average annual wages earned by workers in New York outpaced those nationally, growing 5.9 percent in New York versus 5.6 percent nationally. Due to larger bonuses in 2020, which were paid in the first quarter of 2021, the finance and insurance industry realized the highest percentage growth in average annual wages in 2021 (13.3 percent), while the other services sector (which includes personal care, repair, and laundry services) realized the lowest (1.4 percent).

Total personal income in New York increased by 5.3 percent in 2021. This increase can be attributed to wage and employment growth throughout the year, as well as the economic impact checks and enhanced unemployment benefits provided to individuals under the federal ARPA funding. In the second quarter of 2021, over one-quarter of New York’s personal income was from this stimulus as well as other government benefits. As this stimulus faded in the second half of the year, personal income growth for the year stalled.

The securities industry in New York City is an important contributor to New York and New York City revenues due to its large share of high-paid jobs and often large bonuses. Profits across the industry in the first three quarters of 2021 were almost 20 percent higher than in 2020 and the average bonus in the industry in New York City increased by an estimated 20 percent. However, finance and insurance industry employment in New York City decreased by over 5,200 jobs in 2021.

According to the 2020 Census, New York’s population rose by an estimated 823,000 from 2010 to 2020, an increase of 4.2 percent. Based on estimates from the U.S. Census Bureau, the population declined by over 365,000 in 2021, a decrease of 1.8 percent. While the population decreased in 40 percent of states, New York’s decline was the steepest.

General Governmental Results. An operating surplus of $11.3 billion is reported in New York’s general fund (the “New York General Fund”) for the 2021-22 fiscal year, resulting in an increased accumulated fund balance of $31.7 billion. New York completed the 2021-22 fiscal year with a combined governmental funds operating surplus of $18.7 billion as compared to a combined governmental funds operating surplus in the 2020-21 fiscal year of $15.8 billion. The combined operating surplus of $18.7 billion for the 2021-22 fiscal year included an operating surplus in the New York General Fund of $11.3 billion, an operating surplus in the “General Debt Service Fund” of $4.4 billion, and an operating surplus in “Other Governmental Funds” of $3.0 billion.

New York’s financial position as shown in its governmental funds Balance Sheet as of 2021-22 fiscal year includes a fund balance of $55.5 billion, which is comprised of $133.5 billion of assets less liabilities of $74.5 billion and deferred inflows of resources of $3.5 billion. The governmental funds fund balance includes a $31.7 billion accumulated New York General Fund balance.

Overall Financial Position and Results of Operations. For the 2021-22 fiscal year, New York reported a net position surplus of $6.5 billion, comprising $74.1 billion in net investment in capital assets, and $17.4 billion in restricted net position, offset by an unrestricted net position deficit of $85 billion.

Net position reported for governmental activities increased by $18.1 billion to a $25.4 billion net position surplus. Unrestricted net position for governmental activities – the part of net position that can be used to finance day-to-day operations without constraints established by debt covenants, enabling legislation, or other legal requirements – had a deficit of $63 billion as of the 2021-22 fiscal year end.

The net position deficit in unrestricted governmental activities, which decreased by $13.5 billion (17.7 percent) in 2022, exists primarily because New York has issued debt for purposes not resulting in a capital asset related to New York governmental activities and because of the obligation related to other postemployment benefits ($52.1 billion). This outstanding debt included: borrowing for local highway and bridge projects ($4.4 billion), local mass transit projects ($6.4 billion) and a wide variety of grants and other expenditures not resulting in New York capital assets ($18.2 billion). This deficit in unrestricted net position of governmental activities can be expected to continue for as long as New York continues to have obligations outstanding for purposes other than the acquisition of New York governmental capital assets.

The net position deficit in business-type activities decreased by $2.0 billion (9.9 percent) to $18.9 billion in 2022, compared to $20.9 billion in 2021. This decrease in net position deficit for business-type activities was due to City University of New York Senior Colleges’ revenues and New York support exceeding expenses by $240 million, State University of New York revenues and New York support exceeding expenses by $948 million, and employer contributions and other revenue exceeding unemployment benefit payments for the Unemployment Insurance Fund by $935 million. This was partially offset by Lottery education aid transfers exceeding net income by $16 million.

New York General Fund Budgetary Highlights. New York’s financial plan, which uses the cash basis of accounting, is updated quarterly throughout the year as required by the New York Finance Law. The quarterly updates to the 2021-22 financial plan reflected revisions to the original financial plan based on actual operating results to date and an updated analysis of underlying economic, revenue, and spending trends, as well as other actions and developments. This discussion includes comparisons to estimates from two different financial plan updates in 2021-22: the original financial plan (the “Enacted Budget Financial Plan” issued May 25, 2021) and the final financial plan (the “Updated Financial Plan” issued February 18, 2022).

New York General Fund receipts exceeded disbursements by $23.9 billion in the 2021-22 fiscal year. Total New York General Fund receipts for the year (including transfers from other funds) were $112.8 billion. Total New York General Fund disbursements for the year (including transfers to other funds) were $88.9 billion. Tax receipts and General Fund reserves were impacted by the enactment of the Pass-Through Entity Tax (“PTET”) program which resulted in business tax collections of $16.4 billion in the 2021-22 fiscal year. These receipts were placed in reserve for payment of accompanying Personal Income Tax (“PIT”) credits that are expected to reduce PIT collections beginning in April 2022.

The New York General Fund ended the fiscal year with a closing cash fund balance of $33.1 billion, which consisted of $3.3 billion in New York’s rainy day reserve funds ($1.4 billion in the Tax Stabilization Reserve Account and $1.9 billion in the Rainy Day Reserve Fund), $26 million in the Community Projects Fund, $21 million in the Contingency Reserve Fund, and $29.7 billion in the Refund Reserve Account. At the end of the 2021-22 fiscal year, the Division of the Budget (DOB) informally designated a portion of the $29.7 billion on deposit in the

Refund Reserve for: timing of PTET/PIT Credits ($16.4 billion); economic uncertainties ($5.7 billion); debt management ($500 million); transfers to capital projects funds ($1.8 billion); pandemic assistance ($2.0 billion); and labor settlements/agency operations ($275 million). However, these allocated amounts can be used for other purposes.

New York General Fund receipts in the 2021-22 fiscal year were $25.6 billion higher than the Enacted Budget Financial Plan estimate. PIT receipts, including transfers from other funds after debt service payments, exceeded estimates by $6.2 billion. These higher than estimated PIT collections reflect stronger than expected growth in withholdings and estimated payments, particularly among high income taxpayers. These gains were offset by $4 billion in repayment of debt service due in future years. Lower consumption tax receipts were primarily due to the repayment in 2021-22 of debt service due in future years ($2.25 billion), which offset higher collections resulting from a stronger than expected recovery in taxable consumption from the COVID-19 downturn. Higher business taxes were attributable to impact of PTET collections ($16.4 billion) and stronger than anticipated Corporate Franchise Tax collections. Growth in Other Taxes was attributable to a better than expected recovery in the real estate market and a higher number of super-large estate tax payments. Higher than projected miscellaneous receipts and grants are mainly due to the reclassification of pandemic assistance provided through the ARPA to Federal grants rather than a transfer from Federal Funds ($4.5 billion), as well as higher than expected revenues from reimbursements, licenses/fees, abandoned property and motor vehicle fees.

New York General Fund disbursements in 2021-22 exceeded the Enacted Budget Financial Plan estimate by $73 million. Local Assistance spending was $2.7 billion lower than planned as a result of the timing of payments and conservative spending estimates. Agency operations were $102 million below initial expectations, attributable to savings from the reclassification of eligible expenses to the Coronavirus Relief Funds (“CRF”), augmented by a conservative estimation of spending through March, which was partially offset by higher spending on non-personal service costs driven by the delay of cost shifts to the Federal Emergency Management Agency (“FEMA”), deposit of monies to the health insurance escrow fund for future Health Insurance charges and repayment of the New York share of non-Medicare payroll taxes deferred in fiscal year 2021 in their entirety. Transfers to other funds were $2.7 billion higher than initially projected mainly to support nearly $3.0 billion in capital projects related to lower than projected bond reimbursements and payment advances to the Metropolitan Transportation Agency (“MTA”).

Net operating results were $2.5 billion more favorable than expected in the Updated Financial Plan, which estimated a net operating surplus of $21.4 billion. The improvement comprised $764 million in higher receipts, primarily due to the reclassification of the deposit of American Rescue Plan Act (“ARPA”) monies from a transfer to Federal grants, partially offset by the payment of debt service due in future years, and lower disbursements of $1.8 billion. The lower disbursements were a result of normal underspending and conservative estimation of disbursements.

New York’s current year New York General Fund GAAP surplus of $11.3 billion differs from the New York General Fund’s cash basis operating surplus of $23.9 billion reported in the reconciliation. This variation results from differences in basis of accounting, and entity and perspective differences between budgetary reporting versus those established as GAAP and followed in preparation of this financial statement.

Capital Assets. As of the 2021-22 fiscal year, New York has $112.2 billion invested in a broad range of capital assets, including equipment, buildings, construction in progress, land preparation, and infrastructure, which primarily consists of roads and bridges. This amount represents a net increase (including additions and deductions) of $1.3 billion over fiscal year 2020-21.

Debt Administration. New York has obtained long-term financing in the form of voter-approved General Obligation debt (voter-approved debt) and other obligations that are authorized by legislation but not approved by the voters (non-voter-approved debt), including lease-purchase and contractual obligations where New York’s legal obligation to make payments is subject to and paid from annual appropriations made by the Legislature. Equipment capital leases and mortgage loan commitments totaled $591 million as of the end of the 2021-22 fiscal year, neither of which require legislative or voter approval. Other obligations include certain bonds issued through New York public authorities and certificates of participation. New York administers its long-term financing needs as a single portfolio of New York-supported debt that includes general obligation bonds and other obligations of both its governmental activities and business-type activities. Most of the debt reported under business-type activities, all of which was issued for capital assets used in those activities, is supported by payments from resources generated by New York’s governmental activities—therefore it is not expected to be directly repaid from resources generated by business-type activities. New York Finance Law allows the bonded portion of this single combined debt portfolio, which includes debt reported in both governmental and business-type activities, to include debt instruments which result in a net variable rate exposure in an amount that does not exceed 15 percent of total outstanding New York-supported debt, and interest rate exchange agreements (swaps) that do not exceed 15 percent of total outstanding New York-supported debt. As of June 30, 2021 fiscal year end, New York had $258 million in interest rate exchange agreements, in which New York issues variable rate bonds and enters into a swap agreement that effectively converts the rate to a fixed rate.

New York had $70 billion in bonds, notes, and other financing agreements outstanding as of the 2021-22 fiscal year end, compared with $66.4 billion in the 2020-21 fiscal year end, an increase of $3.6 billion.

New York reported $2.2 billion in collateralized borrowings, consisting of $268 million in governmental activities and $1.9 billion in business-type activities, for which specific revenues have been pledged. New York reported $2.1 billion in collateralized borrowings in the 2020-21 fiscal year ($283 million in governmental activities and $1.8 billion in business-type activities).

During the 2021-22 fiscal year, New York issued $10.6 billion in bonds, of which $1.7 billion was for refunding and $8.9 billion was for new borrowing.

New York’s Constitution, with exceptions for emergencies, limits the amount of general obligation bonds that can be issued to that amount approved by the voters for a single work or purpose in a general election. New York currently has $2.2 billion in authorized but unissued bond capacity that can be used to issue bonds for specifically approved purposes. New York may issue short-term debt without voter approval in anticipation of the receipt of taxes and revenues or proceeds from duly authorized but not issued general obligation bonds.

New York finance law, through the Debt Reform Act of 2000 (the “New York Debt Reform Act”), also imposes phased-in caps on the issuance of the new New York-supported debt and related debt service costs. The New York Debt Reform Act also limits the use of debt to capital works and purposes, and establishes a maximum term length for repayment of 30 years. The New York Debt Reform Act applies to all New York-supported debt. The New York Debt Reform Act does not apply to debt issued prior to April 1, 2000, or to other obligations issued by public authorities where New York is not the direct obligor. New York state legislation authorized in connection with the enacted budgets for the 2020-21 and 2021-22 fiscal years a suspension of the New York Debt Reform Act as part of the state of New York’s response to the COVID-19 pandemic. Accordingly, New York-supported debt issued in 2020-21 and 2021-22 is not limited to capital purposes and is not counted towards the statutory caps on debt outstanding and debt service.

Litigation. The State of New York is a defendant in a number of legal proceedings pertaining to matters incidental to the performance of routine governmental operations. These proceedings include, but are not limited to, claims asserted against the State of New York arising from alleged torts, alleged breaches of contracts, condemnation proceedings and other alleged violations of New York and federal laws.

Included in New York’s outstanding litigation are numerous cases challenging the legality or the adequacy of a variety of significant social welfare programs, primarily involving New York’s Medicaid and mental health programs. Adverse judgments in these matters generally could result in injunctive relief coupled with prospective changes in patient care that could require substantial increased financing of the litigated programs in the future.

Related to pending and threatened litigation, New York has reported $1.3 billion in the primary government, $599 million is related to governmental activities and $699 million pertains to State University of New York. State University of New York reported $831 million as of December 31, 2021, for awarded claims, anticipated unfavorable judgments, and incurred but not reported loss estimates related to medical malpractice claims. The difference of $132 million is due to a timing difference between New York and State University of New York’s fiscal year end. New York is also a party to other claims and litigation that its legal counsel has advised may result in possible adverse court decisions with estimated potential losses of approximately $295 million.

Ratings. As of December 30, 2022, all outstanding general obligation bonds of the State of New York were rated “AA+” by S&P and “Aa1” by Moody’s. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

Local Issuances. It should be noted that the creditworthiness of obligations issued by local New York issuers may be unrelated to the creditworthiness of obligations issued by the State of New York, and there is no obligation on the part of the state to make payment on such local obligations in the event of default.

The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the state and various agencies and political subdivisions thereof. The sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds, the market value or marketability of such bonds or the ability of the respective issuers of such bonds to pay interest on or principal of such bonds.

Administration of the Trust

Distributions to Unitholders. Income received by a trust is credited by the trustee to the Income Account for the trust. All other receipts are credited by the trustee to a separate Capital Account for the trust. The trustee will normally distribute any income received by a trust on each distribution date or shortly thereafter to unitholders of record on the preceding record date. A trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it has elected to be taxed as a RIC for federal tax purposes. Unitholders will receive an amount substantially equal to their pro rata share of the available balance of the Income Account of the related trust. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends and other income distributions received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed on each distribution date or shortly thereafter to unitholders of record on the preceding record date, provided that the trustee is not required to make a distribution from the Capital Account unless the amount available for distribution is at least $1.00 per 100 units. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. Notwithstanding the foregoing, if a trust is designed to be a grantor trust for tax purposes, the trustee is not required to make a distribution from the Income Account or the Capital Account unless the total cash held for distribution equals at least 0.1% of the trust’s net asset value as determined under the trust agreement, provided that the trustee is required to distribute the balance of the Income Account and Capital Account on the distribution date occurring in December of each year. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

The distribution to the unitholders of a trust as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to the unitholders’ pro rata share of the available balance of the Income Account of the trust after deducting estimated expenses. Because dividends and other income distributions are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business the selling broker-dealer provides such notice.

The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of the trust amounts necessary to pay the expenses of the trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust. Amounts so withdrawn shall not be considered a part of the related trust’s assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

Statements to Unitholders. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

The accounts of a trust are required to be audited annually, at the related trust’s expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit is not required. The accountants’ report for any audit will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the last business day of each calendar year, the trustee shall furnish to each person who at any time during such calendar year was a unitholder of a trust a statement, covering such calendar year, setting forth for such trust:

(A)	As to the Income Account:

(1)	the amount of income received on the securities (including income received as a portion of the proceeds of any disposition of securities);

(2)	the amounts paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the applicable trust agreement, if any, and for redemptions;

(3)	the deductions, if any, from the Income Account for payment into the Reserve Account;

(4)	the deductions for applicable taxes and fees and expenses of the trustee, the sponsor, the supervisor, counsel, auditors and any other expenses paid by the trust;

(5)	the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the applicable trust agreement, if any;

(6)	the aggregate distributions to unitholders; and

(7)	the balance remaining after such deductions and distributions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year;

(B)	As to the Capital Account:

(1)	the net proceeds received due to sale, maturity, redemption, liquidation or disposition of any of the securities, excluding any portion thereof credited to the Income Account;

(2)	the amount paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the applicable trust agreement, if any, and for redemptions;

(3)	the deductions, if any, from the Capital Account for payments into the Reserve Account;

(4)	the deductions for payment of applicable taxes and fees and expenses of the trustee, the sponsor, the supervisor, counsel, auditors and any other expenses paid by the trust;

(5)	the deductions for payment of the sponsor’s expenses of organizing the trust;

(6)	the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

(7)	the deductions for payment of deferred sales charge and creation and development fee, if any;

(8)	the aggregate distributions to unitholders; and

(9)	the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year; and

(C)	The following information:

(1)	a list of the securities held as of the last business day of such calendar year and a list which identifies all securities sold or other securities acquired during such calendar year, if any;

(2)	the number of units outstanding on the last business day of such calendar year;

(3)	the unit value based on the last trust evaluation of such trust made during such calendar year; and

(4)	the amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for such distributions.

The trustee may furnish such statement by posting it to a website that is set forth in the trust’s prospectus (which may be a publicly available website). A unitholder may request delivery of such statement by contacting the sponsor at the applicable phone number in the trust’s prospectus.

Rights of Unitholders. The death or incapacity of any unitholder shall not operate to terminate a trust nor entitle his legal representatives or heirs to claim an accounting or to take any action or proceeding in any court of competent jurisdiction for a partition or winding up of a trust, nor otherwise affect the rights, obligations and liabilities of the parties to the applicable trust agreement. By purchasing units of a trust, each unitholder expressly waives any right he may have under any rule of law or the provisions of any statute, or otherwise, to require the trustee at any time to account, in any manner other than as expressly provided in the applicable trust agreement, in respect of the securities or moneys from time to time received, held and applied by the trustee under the trust agreement. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the related trust agreement or termination of the trust.

Amendment. Each trust agreement may be amended from time to time by the sponsor and trustee or their respective successors, without the consent of any of the unitholders, (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent with any other provision contained in the trust agreement, (ii) to change any provision required by the SEC or any successor governmental agency, (iii) to make such other provision in regard to matters or questions arising under the trust agreement as shall not materially adversely affect the interests of the unitholders or (iv) to make such amendments as may be necessary (a) for a trust to continue to qualify as a RIC for federal income tax purposes if the trust has elected to be taxed as such under the United States Internal Revenue Code of 1986, as amended or (b) to prevent a trust from being deemed an association taxable as a corporation for federal income tax purposes if the trust has not elected to be taxed as a RIC under the United States Internal Revenue Code of 1986, as amended. A trust agreement may not be amended, however, without the consent of all unitholders of the related trust then outstanding, so as (1) to permit, except in accordance with the terms and conditions thereof, the acquisition thereunder of any securities other than those specified in the schedules to the trust agreement or (2) to reduce the percentage of units the holders of which are required to consent to certain of such amendments. A trust agreement may not be amended so as to reduce the interest in a trust represented by units without the consent of all affected unitholders.

Except for the amendments, changes or modifications described above, neither the sponsor nor the trustee nor their respective successors shall consent to any other amendment, change or modification of a trust agreement without the giving of notice and the obtaining of the approval or consent of unitholders representing at least 66 2/3% of the units then outstanding of the affected trust. No amendment may reduce the aggregate percentage of units the holders of which are required to consent to any amendment, change or modification of a trust agreement without the consent of the unitholders of all of the units then outstanding of the affected trust and in no event may any amendment be made which would (1) alter the rights to the unitholders of the trust as against each other, (2) provide the trustee with the power to engage in business or investment activities other than as specifically provided in the trust agreement, (3) adversely affect the tax status of the related trust for federal income tax purposes or result in the units being deemed to be sold or exchanged for federal income tax purposes or (4) unless a trust has elected to be taxed as a RIC for federal income tax purposes, result in a variation of the investment of unitholders in the trust. The trustee will notify unitholders of a trust of the substance of any such amendment to the trust agreement for such trust.

Termination. Each trust agreement provides that the related trust shall terminate upon the maturity, redemption, sale or other disposition as the case may be of the last security held in the trust but in no event is it to continue beyond the trust’s mandatory termination date. If the value of a trust shall be less than 40% of the aggregate value of securities deposited in such trust during the initial offering period, the trustee may, in its discretion, and shall when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by written consent of the holders of units representing 100% of the units thereof then outstanding. A trust will be liquidated by the trustee in the event that a sufficient number of units of the trust not yet sold are tendered for redemption by the sponsor or any underwriter of units of a trust, so that the net worth of the trust would be reduced to less than 40% of the principal amount of the securities at the time they were initially deposited in the trust. If a trust is liquidated because of the redemption of unsold units by the sponsor or any underwriter, the sponsor will refund, on demand and without deduction, to each purchaser of units of the trust the entire sales charge paid by such purchaser.

Beginning nine business days prior to, but no later than, the scheduled termination date described in the prospectus for a trust, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

The sponsor will generally instruct the trustee to sell the securities as quickly as practicable during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust’s termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

Not less than thirty days prior to termination of a trust, the trustee will notify unitholders thereof of the termination and provide a form allowing qualifying unitholders to elect an in-kind distribution, if applicable. If applicable, a unitholder who owns the minimum number of units described in the prospectus may request an in-kind distribution from the trustee instead of cash. To the extent possible, the trustee will make an in-kind distribution through the distribution of each of the securities of a trust in book-entry form to the account of the unitholder’s bank or broker-dealer at Depository Trust Company. The unitholder will be entitled to receive whole shares of each of the securities comprising the portfolio of the related trust and cash from the Income and Capital Account equal to the fractional shares to which the unitholder is entitled. The trustee may adjust the number of shares of any security included in a unitholder’s in-kind distribution to facilitate the distribution of whole shares. The sponsor may terminate the in-kind distribution option at any time upon sixty days written notice to the unitholders. Special federal income tax consequences will result if a unitholder requests an in-kind distribution.

Within a reasonable period after termination, the trustee will sell any securities remaining in a trust not segregated for in-kind distribution. After paying all expenses and charges incurred by a trust, the trustee will distribute to unitholders thereof their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

The sponsor may, but is not obligated to, offer for sale units of a subsequent series of a trust at approximately the time of the mandatory termination date. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

The Trustee. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 240 Greenwich Street, 22W Floor, New York, NY 10286, (877) 363-3613. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

Under each trust agreement, the trustee or any successor trustee may resign and be discharged of the trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor. If the trustee merges or is consolidated with another entity, the resulting entity shall be the successor trustee without the execution or filing of any paper, instrument or further act.

The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor, upon sixty days’ prior written notice, may remove the trustee for any reason and appoint a successor trustee, by written instrument, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee. Notice of such removal and appointment shall be mailed to each unitholder of record by the successor trustee. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee shall be a corporation organized and doing business under the laws of the United States, or any state thereof, be authorized under such laws to exercise corporate trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

The trustee except by reason of its own gross negligence or willful misconduct shall not be liable for any action taken or suffered to be taken by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by a trust agreement. Each trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance on any document prima facie properly executed or for the disposition of moneys, securities or certificates pursuant to the trust agreement except by reason of its own gross negligence, lack of good faith or willful misconduct. The trustee shall in no event be deemed to have assumed or incurred any liability, duty or obligation to any unitholder or the sponsor, other than as expressly provided for in a trust agreement. The trustee shall not be under any obligation to appear in, prosecute or defend any action, which in its opinion may involve it in expense or liability, unless, as often as required by the trustee, it shall be furnished with reasonable security and indemnity against such expense or liability, and any pecuniary cost of the trustee from such actions shall be deductible from and a charge against the Income and Capital Accounts of the affected trust. The trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the portfolio securities or upon the interest thereon or upon it as trustee under a trust agreement or upon or in respect of any trust. In addition, each trust agreement contains other customary provisions limiting the liability of the trustee. The trustee shall be indemnified ratably by the affected trusts and held harmless against any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with the acceptance or administration of the trust, including the costs and expenses (including counsel fees) of defending itself against any claim of liability in the premises.

The sponsor and unitholders may rely on any evaluation furnished by the trustee and the trustee shall have no responsibility for the accuracy thereof. The trustee shall have no liability to the sponsor or unitholders for errors in information obtained from any pricing service or similar source of information used to obtain closing sale prices which is selected by the trustee using reasonable care. Each trust agreement provides that with respect to any evaluation of portfolio securities made by the trustee, the trustee shall not be liable for errors in judgment or any action taken in good faith, provided that the trustee will not be protected against any liability to which it would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the trust agreement.

The Sponsor. The sponsor of each trust is Hennion & Walsh, Inc. The sponsor is a full service broker-dealer which caters to individual investors. The sponsor’s headquarters are located at 2001 Route 46, Waterview Plaza, Parsippany, New Jersey 07054. You can contact the sponsor at this address or by using the contacts listed on the back cover of the prospectus. The sponsor is a registered broker-dealer and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and the Securities Investor Protection Corporation (“SIPC”) and a registrant of the Municipal Securities Rulemaking Board (“MSRB”).

Under each trust agreement, the sponsor may resign and be discharged of the trust created by the trust agreement by executing an instrument in writing and filing the same with the trustee. If the sponsor merges or is consolidated with another entity, the resulting entity shall be the successor sponsor without the execution or filing of any paper, instrument or further act.

If at any time the sponsor shall resign or fail to undertake or perform any of the duties which by the terms of a trust agreement are required by it to be undertaken or performed, or the sponsor shall become incapable of acting or shall be adjudged a bankrupt or insolvent, or a receiver of the sponsor or of its property shall be appointed, or any public officer shall take charge or control of the sponsor or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the SEC, (b) terminate the trust agreement and liquidate the related trust as provided therein or (c) continue to act as trustee without appointing a successor sponsor and receive additional compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the SEC.

The sponsor shall be under no liability to any trust or the unitholders for any action taken or for refraining from the taking of any action in good faith pursuant to the trust agreement or for errors in judgment or for depreciation or loss incurred by reason of the purchase or sale of portfolio securities, provided that the sponsor shall not be protected against any liability to which it would otherwise be subjected by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under a trust agreement. The sponsor may rely in good faith on any document prima facie properly executed and submitted to it by the trustee, supervisor, counsel or any other persons pursuant to a trust agreement. The sponsor shall in no event be deemed to have assumed or incurred any liability, duty or obligation to any trust, any unitholder or the trustee other than as expressly provided in a trust agreement.

Each trust shall indemnify, defend and hold harmless the sponsor from and against any loss, liability or expense incurred in acting as sponsor of such trust (including the costs and expenses of the defense against such loss, liability or expense) other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the related trust agreement. The sponsor shall not be under any obligation to appear in, prosecute or defend any legal action which in its opinion may involve it in any expense or liability; provided, however, that the sponsor may in its discretion undertake any such action which it may deem necessary or desirable in respect of a trust agreement and the rights and duties of the parties thereto and the interests of the unitholders thereunder and, in such event, the legal expenses and costs of any such action and any liability resulting therefrom shall be expenses, costs and liabilities of the trust concerned and shall be paid directly by the trustee out of the Income and Capital Accounts of such trust.

The sponsor will receive gross sales charges equal to the percentage of the offering price of the units of a trust stated in the prospectus and will pay a portion of such sales charges to dealers and selling agents. In addition, the sponsor may realize a profit or a loss resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to a trust. The sponsor may also realize profits or losses with respect to securities deposited in a trust which were acquired from underwriting syndicates of which the sponsor was a member. An underwriter or underwriting syndicate purchases securities from the issuer on a negotiated or competitive bid basis, as principal, with the motive of marketing such securities to investors at a profit. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily evaluation of the securities in a trust.

The Supervisor. Hennion & Walsh Asset Management, Inc. serves as supervisor. The supervisor may resign by executing an instrument in writing and filing the same with the sponsor and the trustee. Upon receiving such notice of resignation, the sponsor or, if no sponsor is acting, the trustee, may appoint a successor supervisor (which may include the sponsor) having qualifications and at a rate of compensation satisfactory to the sponsor or, if the appointment is made by the trustee, the trustee. The sponsor or, if no sponsor is acting, the trustee, may remove the supervisor at any time upon thirty days’ written notice and either continue without a supervisor or appoint a successor supervisor (which may include the sponsor) having qualifications and at a rate of compensation satisfactory to the sponsor or, if the removal and appointment is made by the trustee, the trustee. Notice of such resignation or removal and appointment of a successor supervisor shall be mailed by the trustee to each unitholder then of record.

The supervisor shall be under no liability to any trust or the unitholders for any action taken or for refraining from the taking of any action in good faith pursuant to a trust agreement or for errors in judgment or for depreciation or loss incurred by reason of the purchase or sale of portfolio securities, provided, however, that the supervisor is not protected against any liability to which it would otherwise be subjected by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the trust agreement. The supervisor may rely in good faith on any document prima facie properly executed and submitted to it by the trustee, counsel or any other persons pursuant to a trust agreement. The supervisor shall in no event be deemed to have assumed or incurred any liability, duty or obligation to any trust, any unitholder or the trustee other than as expressly provided in the related trust agreement.

Each trust shall indemnify, defend and hold harmless the supervisor from and against any loss, liability or expense incurred in acting as supervisor of such trust (including the costs and expenses of the defense against any such loss, liability or expense) other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the related trust agreement. The supervisor shall not be under any obligation to appear in, prosecute or defend any legal action which in its opinion may involve it in any expense or liability.

Expenses of the Trust. The sponsor may receive a fee from a trust for creating and developing the trust, including determining the trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The amount of this “creation and development fee” is set forth in the prospectus. The trustee will deduct this amount from a trust’s assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

The trustee receives for its services that fee set forth in the prospectus. The trustee’s fee which is calculated and paid monthly is based on the largest number of units outstanding during the period for which such compensation is calculated. Such fee shall be prorated for any period in which the trustee provides services under the trust agreement during less than the whole of such period. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee’s compensation for its services to the trust is expected to result from the use of these funds.

The supervisor will charge the trust a fee for surveillance services and bookkeeping and administrative services performed for the trust in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation received from other UITs for which the supervisor acts as supervisor, exceed the aggregate cost to the supervisor of providing such services. Such fee shall be calculated based on the largest number of units outstanding during the period for which such compensation is calculated and shall be pro rated for any period in which the sponsor provides services during less than the whole of such period.

For providing bookkeeping and administrative services to a trust, the sponsor shall receive a fee in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation from other UITs for which the sponsor acts as sponsor and provides bookkeeping and administrative services, exceed the aggregate cost of providing such services. Such fee shall be calculated based on the largest number of units outstanding during the period for which such compensation is calculated and shall be pro rated for any period in which the sponsor provides services during less than the whole of such period.

The trustee’s fee, sponsor’s fee for providing bookkeeping and administrative services to a trust and supervisor’s fee are deducted from the Income Account of the related trust to the extent funds are available and then from the Capital Account. Each such fee (other than any creation and development fee) may be increased without approval of unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor.

The following additional charges are or may be incurred by a trust in addition to any other fees, expenses or charges described in the prospectus: (a) fees for the trustee’s extraordinary services; (b) expenses of the trustee (including legal and auditing expenses and reimbursement of the cost of advances to the trust for payment of expenses and distributions, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the trustee or sponsor to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part arising out of or in connection with the acceptance or administration of the trust; (f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the applicable trust agreement; (g) indemnification of the supervisor for any loss, liability or expense incurred in acting in that capacity other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the applicable trust agreement; (h) expenditures incurred in contacting unitholders upon termination of the trust; and (i) license fees for the right to use trademarks and trade names, intellectual property rights or for the use of databases and research owned by third-party licensors. The sponsor is authorized to obtain from Mutual Fund Quotation Service (or similar service operated by The Nasdaq Stock Market, Inc. or its successor) a UIT ticker symbol for each trust and to contract for the dissemination of the unit prices through that service. A trust will bear any cost or expense incurred in connection with the obtaining of the ticker symbol and the dissemination of unit prices. A trust may pay the costs of updating its registration statement each year. All fees and expenses are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by a trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders.

Each trust will pay the costs of organizing the trust. These costs may include, but are not limited to, the cost of the initial preparation and typesetting of the registration statement, prospectuses (including preliminary prospectuses), the trust agreement and other documents relating to the applicable trust, SEC and state blue sky registration fees, the costs of the initial valuation of the portfolio and audit of the trust, the costs of a portfolio consultant, if any, one-time license fees, if any, the initial fees and expenses of the trustee and legal and other out-of-pocket expenses related thereto but not including the expenses incurred in the printing of prospectuses (including preliminary prospectuses), expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses. A trust may sell securities to reimburse the sponsor for these costs at the end of the initial offering period or after six months, if earlier. The value of the units will decline when a trust pays these costs.

Portfolio Transactions and Brokerage Allocation. When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the sponsor to specify minimum amounts in which blocks of securities are to be sold. In effecting purchases and sales of a trust’s portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including the sponsor or brokers which may be affiliated with the trust, the sponsor, the trustee or dealers participating in the offering of units.

Undertakings

1.	Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission (the “Commission”) such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.
2.	Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to Rule 484 under the Securities Act, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Contents of Registration Statement

This Amendment to the Registration Statement comprises the following:

The facing sheet

The prospectus and information supplement

The signatures

The consents of evaluator, independent auditors and legal counsel

The following exhibits:

1.1	Trust Agreement.
1.1.1	Standard Terms and Conditions of Trust (filed as Exhibit 1.1.1. to Amendment No. 3 to the Registration Statement on Form S-6 for Smart Trust, Zacks Diversified Equity & Corporate Bond Trust, Series 9 (No. 333-203850) as filed on July 21, 2015, and incorporated herein by reference).
1.2	Amended and Restated Certificate of Incorporation of Hennion & Walsh, Inc. dated March 14, 2013 (filed as Exhibit 1.2 to Amendment No. 3 to the Registration Statement on Form S-6 for Smart Trust, Zacks Diversified Equity & Corporate Bond Trust, Series 9 (No. 333-203850) as filed on July 21, 2015, and incorporated herein by reference).
1.3	By-Laws of Hennion & Walsh, Inc. (filed as Exhibit 1.3.9 to Amendment No. 1 to the Registration Statement on Form S-6 for Schwab Trusts, Schwab Ten Trust, 2003 Series B (No. 333-106866) as filed on August 26, 2003, and incorporated herein by reference).
1.5	Form of Dealer Agreement (filed as Exhibit 1.5 to Amendment No. 3 to the Registration Statement on Form S-6 for Smart Trust, Zacks Diversified Equity & Corporate Bond Trust, Series 9 (No. 333-203850) as filed on July 21, 2015, and incorporated herein by reference).

2.2	Code of Ethics of Hennion & Walsh, Inc.’s Unit Investment Trust activities (filed as Exhibit 11.0 to Amendment No. 1 to the Registration Statement on Form S-6 for Schwab Trusts, Schwab Ten Trust, 2003 Series B (No. 333-106866) as filed on August 26, 2003, and incorporated herein by reference).
3.1	Opinion and consent of counsel as to legality of securities being registered.
3.2	Opinion and consent of counsel as to the federal income and New York tax status of securities being registered.
3.3	Opinion of counsel as to the Trustee and the Trusts.
4.1	Consent of initial evaluator.
4.3	Consent of independent registered public accounting firm.
7.1	Officers and Directors of Hennion & Walsh, Inc. (filed as Exhibit 7.1 to the Registration Statement on Form S-6 for SmartTrust 594 (No. 333-267519) as filed on September 20, 2022, and incorporated herein by reference).

Signatures

The Registrant hereby identifies Smart Trust, Smart Ten Trust, Series 1; Smart Trust, Tax Free Bond Trust, Series 1; Smart Trust, Diversified Equity Trust, Series 1; Smart Trust, Value Architects Disciplined Core Portfolio Trust, 2010 Series C and 2011 Series I; Smart Trust, Zacks Diversified Equity & Corporate Bond Trust, Series 1 and Series 3-10; Smart Trust, Rising Interest Rates Hedge Trust, Series 1-5; Smart Trust, NASDAQ International Dividend Achievers Index Trust, Series 1; Smart Trust, Zacks GARP Composite 35 Trust, Series 1; Smart Trust, Argus Select 30 Equity Total Return Trust, Series 1; Smart Trust, California Municipal Portfolio of Closed-End Funds Trust, Series 1; Smart Trust, Defensive 50 Equities Trust, Series 1; Smart Trust, Closed-End Fund Advisors Select BDC Trust, Series 1; Smart Trust, Sustainable Impact Investing Trust, Series 1; Smart Trust, Dorsey Wright International Momentum Trust, Series 1; Smart Trust 224, 229, 234, 235, 248, 255, 260, 282, 295, 302, 304, 318, 328, 334, 335, 353, 360, 367, 372, 383, 390, 393, 401, 407, 410, 415, 418, 421, 433, 437 and 441; and SmartTrust 448, 453, 458, 460, 464, 466, 470, 478, 479, 483, 484, 488, 494, 499, 501, 503, 506, 508, 511, 519, 522, 525, 527, 531, 534, 539, 543, 547, 550, 551, 555, 556, 559, 570, 573, 576, 577, 581, 588, 593, 596, 597, 598, 601, 605, 613, 615, 619, 620, 625, 628 and 629 for the purposes of the representations required by Rule 487 and represents the following:

1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the Registration Statements for such previous series as to which the effective date was determined by the Commission or the staff; and

3) that it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Parsippany and State of New Jersey on October 26, 2023.

SmartTrust 631

By Hennion & Walsh, Inc., Depositor

By	/s/ KEVIN D. MAHN
Kevin D. Mahn
Authorized Signatory

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on October 26, 2023 by the following persons in the capacities indicated.

By	/s/ WILLIAM W. WALSH
William W. Walsh
President and Director

By	/s/ RICHARD HENNION
Richard Hennion
Executive Vice President and Director

By	/s/ Phillip Fitzsimmons
Phillip Fitzsimmons
Chief Compliance Officer and Director

By	/s/ Wendy Wurst
Wendy Wurst
Principal Financial Officer, Principal Accounting Officer and Director